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As filed with the Securities and Exchange Commission on January 8, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) or 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

CMR Mortgage Fund II, LLC
(Exact name of registrant as specified in its charter)

California	20-0671528
(State or other jurisdiction of incorporation or organization)	I.R.S. Employer Identification No.)
62 First Street, 4th Floor San Francisco, California	94105
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:

(415) 974-1100

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Membership Interests
(Title of class)

i

ITEM 1.    BUSINESS.

Overview

        We are a California limited liability company formed for the purpose of making or investing in business loans secured by deeds of trust or mortgages on real properties located primarily in California. The real properties consist of predominately commercial income-producing structures or land held by businesses. The land can be income-producing (e.g., vineyards) or may be held for commercial or residential development. Our loans are arranged and serviced by our manager, California Mortgage and Realty, Inc., a Delaware corporation (the "Manager"), which is licensed as a California real estate broker and a California Finance Lender. In addition, we have the ability to invest in loans that were not originated by the Manager. The Manager provides certain operating and administrative services to us. The Manager has complete control of our business, subject to the voting rights of our members on specified matters and on any other matters which the Manager wishes to submit to a vote. The Manager does not hold any of our membership interests currently and did not hold any of our membership interests at December 31, 2006 and 2005. An affiliate of the Manager held a membership interest at December 31, 2006 and 2005 with a capital account balance of $303,607 and $277,569, respectively. This membership interest has been completely redeemed.

        In addition to arranging and servicing our loans, the Manager sells loans in our loan portfolio and purchases existing loans for us, including partial undivided interests in loans. The Manager sells and purchases loans for us primarily to and from its affiliates and its clients and occasionally from non-affiliated third parties. See "Our Mortgage Loan Portfolio" and "Potential Conflicts of Interest" below in this section.

        Our business strategy is to generate current income by making or investing in mortgage loans with borrowers who are unwilling to undergo the lengthier or more burdensome underwriting processes often required by conventional mortgage lenders, such as commercial banks, in order to fund a loan, or borrowers who are unable to obtain financing from conventional mortgage lenders. Generally speaking, our underwriting focuses primarily on the value of the collateral securing the loan, and secondarily on the general creditworthiness of the borrower. In most cases, a personal guarantee of the borrower or the principal owner of the borrowing entity is obtained. See "Our Lending Standards and Policies—Credit Evaluations" below in this section. Loans normally are approved and funded within 30 days from the date we receive a borrowing request, which is generally considerably faster than conventional mortgage lenders. We believe the higher credit risk profile of some of our borrowers is mitigated by our lending policies and standards, which, among other things, allow for a maximum loan-to-value ("LTV") ratio of 75% for commercial, residential or mixed use real property and a maximum loan-to-value ratio of 60% for land. At September 30, 2007, our average LTV ratios for loans secured by real property were as follows: commercial property (including multi-unit residential property, office buildings, industrial warehouse facilities and retail properties): 68%; residential property: 60%, land: 47% and mixed use property (a combination of commercial and/or residential and/or land): 78%. See "Our Lending Standards and Policies—General Standards for Mortgage Loans—1. Loan-to-Value Ratios" below in this section. We receive higher interest rates in exchange for making or investing in loans to borrowers for whom quick decisions, reliable funding and expeditious underwriting are paramount, or whose collateral or credit history precludes financing from commercial mortgage lenders. One outcome of our underwriting and lending practices is higher delinquencies and foreclosures than experienced by conventional mortgage lenders. Historically, however, higher delinquencies and foreclosures have not led to higher charge-offs.

        We obtain funding for our lending activities by selling our membership interests and selling all or a portion of our interest in the loans in our loan portfolio. We have, in one instance, accessed and in the future may access credit from third party lenders, as well as from the Manager or affiliates of the Manager, in order to fund our loans. See "Our Mortgage Loan Portfolio" below in this section.

        Purchasers of the membership interests become our members. A subscriber's subscription funds are placed initially in a segregated subscription account at a financial institution selected by the Manager. The Manager transfers subscription funds to us when it has identified a suitable lending opportunity and other funds are not available to make the loan. Any subscription funds remaining in the subscription account after 90 days from the date the Manager first receives those funds are returned to the subscriber. Interest, if any, earned on subscription funds in the subscription account is solely for our benefit.

        Upon transfer of the subscription funds to us, the subscriber becomes a member and is entitled to monthly allocations of our profits or losses, if any. Members may elect either to receive monthly distributions in cash, or to retain them in their capital accounts, thereby increasing their ownership (percentage interest) in us.

        The rights and duties of members are set forth in our operating agreement. Members do not engage in our management, but certain events (dissolution or termination, amendment of the operating agreement, merger with another entity, and removal of or election of a successor to the Manager) require the approval of the members in addition to the prior written consent of the Manager. See "Item 11—Description of Registrant's Securities to be Registered" for a description of the operating agreement and the rights and the duties of our members.

        The Manager receives a monthly management fee equal to 1/12th of 1% of the net assets under management as of the last day of each calendar month and, for each loan serviced, a monthly loan servicing fee not to exceed 2% per annum of the total unpaid principal balance of each loan serviced, which is payable only as we receive interest payments on the loan. For each loan the Manager originates, it receives an origination fee (typically 4% to 6%), as well as loan document preparation fees and certain other fees, which are paid by the borrower and not by us. The Manager, at its option, may waive fees to which it is entitled in order to provide a higher yield to members, but it is not obligated to do so. For a description of the duties of the Manager, see "The Manager" below in this section.

        We are treated as a partnership for federal income tax purposes and therefore pay no federal income tax but report each member's share of our income, gains, losses, deductions and credits to the member. Each individual member then reports on his or her federal income tax his share of our income, gains, losses, deductions and credits.

Our Operating History

        We filed our articles of organization on September 5, 2003 and obtained our permit from the California Department of Corporations to offer securities to investors residing in California on November 20, 2003. That permit provided for a maximum offering amount of $50 million and a minimum offering amount of $250,000. We began offering membership interests to investors on November 20, 2003 and, after we reached our minimum offering amount, made our first investment in the amount of $1 million in February 2004 by purchasing a portion of a loan from another fund managed by the Manager. Our current permit was issued by the California Department of Corporations on December 15, 2006 and permits us to offer securities to investors residing in California for a maximum offering amount of $150 million. Currently, we are not accepting any subscriptions for membership interests.

        In 2004, our net income was approximately $650,000. At December 31, 2004, our total assets were approximately $24,590,000 (net of an allowance of $107,875 for loan losses); our total members' capital was approximately $23,680,000; we had interests in 19 loans totaling approximately $21,575,000; and no loans were in foreclosure.

        In 2005, our net income was approximately $4,158,000. At December 31, 2005, our total assets were approximately $75,459,000 (net of an allowance of $365,085 for loan losses); our total members' capital was approximately $72,465,000; we had interests in 29 loans totaling approximately $72,130,000; and three loans in which our interests totaled approximately $4,900,000 were in foreclosure.

        In 2006, our net income was approximately $8,328,000. At December 31, 2006, our total assets were approximately $125,703,000 (net of an allowance of $684,845 for loan losses); our total members' capital was approximately $99,779,000; we had interests in 36 loans totaling approximately $117,969,000; and four loans in which our interests totaled approximately $12,590,000 were in foreclosure.

        In the first nine months of 2007, our net income was approximately $3,981,000. At September 30, 2007, our total assets were approximately $121,919,000 (net of an allowance of $1,871,238 for loan losses); our total members' capital was approximately $91,926,000; we had interests in 26 loans totaling approximately $108,228,948; and seven loans in which our interests totaled approximately $14,754,425 were in foreclosure. At that date, we also owned two properties with a net realizable value of approximately $10.4 million.

        We began making monthly distributions of our profits in March 2004. The distributions to members were based on an assumption that our members' return on average members' capital would be 9% annually. The actual investment returns on average members' capital for 2004, 2005 and 2006 were 6.21%, 8.47% and 8.30% annually, respectively. The actual returns to members for 2004 and 2005 differed from the 9% distributed, and from the net income previously reported principally as a result of the retroactive application of a change to computation of interest accruals based on average daily loan balances (from a year-end only accrual based on the year-end loan balance) and the retroactive application of a refinement in the policy for revenue recognition/interest income for loans on non-accrual status, as well as a change to computation of returns based on average daily members' capital (derived from distributions made and the calculated month-end balances). These changes reduced net income in 2004 by $67,000 and in 2005 by $55,000. In 2006, net income was reduced by the approximately $1.4 million of specific writedowns and reserves in the provision for loan losses, offset in part by approximately $306,000 of gains on loan and real estate sales and improvement in operating expenses as a percentage of revenue.

        On December 31, 2007, the Manager purchased $6.2 million of impaired loans and also paid an additional $600,000 to us in connection with the June 2006 purchase of real estate owned ("REO") in which the Manager paid 10% in cash and financed the remaining 90% of the purchase price with a note payable to us. The carrying value of the REO was $4.6 million and the sales price was $5.9 million, resulting in a $1.3 million gain to us. Accounting standards applicable to real estate required this gain to be deferred until such time as the cumulative payments equal at least 20% of the total purchase price. These actions by the Manager enabled us to recognize $3.3 million of additional income, including the previously deferred $1.3 million gain on sale of an REO plus $2.0 million of previously foregone interest income. In addition to these transactions, the Manager could, at its sole discretion, agree to forego 2007 asset management fees and absorb operating expenses otherwise due and payable from us so as to cause us to achieve the 9% targeted return. The Manager has elected from time to time to take such actions for other funds it manages, but is under no obligation to do so.

        During 2004, total profits distributed in cash and total profits retained by members in their capital accounts were $363,412 and $286,712, respectively. During 2005, total profits distributed in cash and total profits retained by members in their capital accounts were $1,797,825 and $2,359,849, respectively. During 2006, total profits distributed in cash and total profits retained by members in their capital accounts were $4,300,422 and $4,027,524, respectively.

        Commencing in January 2008, the Manager intends to adjust distributions quarterly to reflect actual return on average member capital. The expected annual return, which may be different from the historic targeted return, will be communicated to members. At the end of each calendar month, the actual year-to-date return will be compared to the expected return. If the Manager believes that the facts and circumstances warrant, a revised expected return will be communicated. At least quarterly, the Manager will summarize these returns—actual year-to-date and full-year expected—and will communicate these to the members.

        Redemptions of members' capital will be treated similarly. The actual year-to-date return will be computed and compared to the payments made based on the expected annual return, and any amounts owing to the member (due to the excess of actual versus expected return) will be paid. A reduction is made to the redeeming member's capital for any excess of year-to-date distributions over actual return. The Manager, at its sole discretion and cost, may elect to make up a shortfall of year-to-date to expected return for redeeming members but is not obligated to do so.

Our Mortgage Loan Portfolio

        The loans in our loan portfolio are selected for us by the Manager in accordance with our lending standards and policies. Our loans are primarily for business purposes and secured by land or commercial real property located primarily in California, although some collateral may occasionally be residential or mixed use or may be located in other states. In addition to mortgages and deeds of trust, loans are typically secured by liens against personal property of the borrowers or their guarantors. We do not make loans for the purchase of owner-occupied residential property. However, on occasion some of our loans are secured by residential property. Most of our loans are bridge loans which the borrower intends to repay or refinance within a relatively short timeframe; consequently, loan terms typically range from one to five years and payments are generally interest-only with a balloon payment of the entire principal amount at maturity. As of September 30, 2007, of the total of 91 loans that have been in our loan portfolio from 2004 through 2006, 34 of the 91 loans were paid off within two years of their origination. Interest rates on loans in our loan portfolio as of September 30, 2007 ranged from 12% to 13.95%.

        In addition to arranging loans for us, the Manager purchases loans, or portions of loans, for our loan portfolio from other funds that it manages, from other investors for whom the Manager provides servicing or from third parties. The Manager sells all or a portion of loans in our loan portfolio to these same groups when the Manager determines that it appears to be in our interests for us to do so, based upon then-current interest rates, the length of time that we have held the loan, and our overall investment objectives, such as loan diversification, liquidity and optimizing the investment of available cash. The Manager may also arrange sales of loans in our loan portfolio in order to generate cash to invest in new loans. See "Potential Conflicts of Interest" below in this section.

        At September 30, 2007, we were invested in the following 26 loans or portions thereof:

CMR Mortgage Fund II, LLC
Loan Portfolio
As of September 30, 2007

Outstanding Loan Balance Payable to Fund		Total Outstanding Loan Balance	Fund's Interest in Total Loan Balance	Primary Type of Collateral		Location of Collateral by County
$55,000		$110,000	50.0%	Land	CA	San Luis Obispo
$200,000		$1,000,000	20.0%	Land	NV	Washoe
$3,081,425		$6,000,000	51.4%	Land	FL	Polk
$800,000		$800,000	100.0%	Residential	NY	New York
$10,000,000		$10,000,000	100.0%	Mixed	CA	San Mateo/Monterey/San Bernardino/ Fresno/Alameda/Humboldt (NV)
$2,300,000		$2,300,000	100.0%	Residential	NY	New York
$318,000		$734,333	8.5%	Mixed	CA	Alameda
$957,000		$10,000,000	5.6%	Land	CA	Lassen/Plumas
$8,000,000		$10,000,000	80.0%	Land	CA	Lassen/Plumas
$600,000		$600,000	100.0%	Mixed	CA/NV	San Mateo/Monterey/San Bernardino/ Fresno/Alameda/Humboldt (NV)
$4,000		$1,200,000	0.3%	Land	CA	San Bernardino
$40,000		$1,000,000	4.0%	Mixed	CA	San Mateo/Alameda
$5,791,744		$9,141,744	63.4%	Land	SC	Horry
$680,000		$4,000,000	17.0%	Land	CA	Placer
$3,024,450		$7,700,000	44.5%	Land	FL	Sarasota
$48,000,000	(1)	$48,000,000	100.0%	Land	CA/AZ	Yolo/Sutter/San Mateo/Pinal (AZ)
$2,584,000		$17,936,826	15.2%	Land	CA/AZ	Yolo/Sutter/San Mateo/Pinal (AZ)
$10,000		$1,100,000	0.9%	Commercial	CT	Hartford
$2,690,000		$10,000,000	26.9%	Land	CA	Fresno/San Benito/San Diego
$6,983,000		$9,500,000	73.5%	Land	CA	Fresno/San Benito/San Diego
$1,100,000		$3,500,000	31.4%	Land	CA	Stanislaus
$3,108,962		$5,500,000	86.4%	Land	CA	Contra Costa
$2,852,033	(2)	$5,400,000	51.9%	Commercial	CA	Alameda
$2,920,000		$37,285,684	7.3%	Land	HI	Honolulu
$1,188,296		$1,688,296	100.0%	Commercial	CA	Alameda
$900,000		$1,800,000	100.0%	Commercial	CA	Contra Costa

$108,187,910	(3)	$209,296,882

(1)
Our interest in the $48 million loan was pledged to Wells Fargo Foothill, Inc. ("Wells Fargo Foothill") as security for a $25 million loan from an affiliate, CMR Income Fund, LLC ("Income Fund"), which in turn loaned $25 million to us. See "Leveraging Our Portfolio" in this section.

(2)
The borrower under this loan is the Manager. We formed a limited liability company to hold property on which we foreclosed and we sold all of our interest in the limited liability company to the Manager. As allowed by our operating agreement, the Manager paid 10% of the purchase price in cash and borrowed the remaining balance from us. See "Item 7—Certain Relationships and Related Transactions, and Director Independence." The net realizable value of the property was estimated by the Manager to be approximately $4.6 million at August 1, 2007.

(3)
For financial reporting purposes the Total Outstanding Loan Balances is presented net of allowances for loan losses, amounts held in trust for interest reserves and future advances. The amounts in the table above are gross loan balances before reduction to net.

        As of September 30, 2007, 11 of our 26 loans or interests in portions of loans were secured by two or more properties on which we have liens of varying priorities ranging from first to fourth position. The other 15 loans were each secured by one property on which we have liens of varying priorities ranging from first to second position. We made 15 of the 26 loans, and 11 were made by other funds managed by the Manager, before subsequently being purchased by us. In addition, as a result of our sale of a loan in a principal amount of $19,500,000 to ING USA Annuity and Life Insurance Company ("ING"), we receive monthly payments from ING equal to 3% per annum of the loan principal, but only so long as the borrower makes all interest payments under the loan on a current basis. In the event the borrower defaults on its obligations to timely pay its monthly interest payments on the loan, and if such payment default continues for more than ten business days following the payment due date, then all interest with respect to the scheduled monthly payment or any future monthly payment accrue for the benefit of, and belong to, ING and not us, until such payment default has been cured. In connection with the sale, the Manager became the sub-servicer for the loan, and is paid a monthly sub-servicing fee of 2% per annum of the unpaid principal balance of the loan but only if the borrower makes all required interest payments on the loan on a current basis. To date, we and the Manager have received all monthly payments from ING.

        We have two loans in our loan portfolio, with principal balances of $58,000,000 (of which $48,557,000 is held by us), with respect to which the borrowers are not making payments, but which payments on our notes are being received from holders of loans secured by junior liens on the same properties. All of these junior loans are owned by funds managed by the Manager or others for which the Manager provides loan servicing. These payments were approximately $526,035 in September 2007.

        We have four loans in our loan portfolio, with principal balances totaling $37,064,894 (of which $18,167,000 is held by us), which are secured by junior liens subordinate to senior liens totaling $61,686,000. We are advancing, on a monthly basis, amounts necessary to cure monetary defaults on the senior loans. All of these senior loans are owned by funds managed by the Manager or others for which the Manager provides loan servicing. These payments were approximately $667,323 in September 2007.

        The following table shows the primary type of collateral securing the loans in our loan portfolio and the lien position on such primary collateral at December 31, 2006, 2005 and 2004.

	2006	2005	2004
Loans by priority of liens:
First deeds of trust	$11,952,725	31,505,621	1,435,000
Second deeds of trust	19,278,191	25,872,000	10,800,000
Third deeds of trust	12,891,744	550,000	550,000
Mixed Lien Positions(1)	73,846,271	14,202,000	8,790,000

Total Outstanding Loan Balance(2)	$117,968,931	$72,129,621	$21,575,000

    (1)
    "Mixed Lien Position" indicates loans that are secured by two or more properties on which we have liens of varying priorities ranging from first to fourth position.

    (2)
    For financial reporting purposes the Total Outstanding Loan Balance is presented net of the allowance for loan losses and the amounts in trusts for interest reserves and future advances; it is presented on a gross basis in this table.

	2006	2005	2004
Loans by type of property:
Commercial	$7,383,271	$17,777,121	$10,675,000
Residential	1,090,000	200,000	4,740,000
Land	98,302,660	31,412,500	360,000
Mixed Use	11,193,000	22,740,000	5,800,000

Total Outstanding Loan Balance(1)	$117,968,931	$72,129,621	$21,575,000

    (1)
    For financial reporting purposes the Total Outstanding Loan Balance is presented net of the allowance for loan losses and the amounts in trusts for interest reserves and future advances; it is presented on a gross basis in this table.

Delinquency Experience

        Our borrowers may from time to time be in payment default under the terms of their loans, as well as in covenant default (such as failure to pay taxes or failure to maintain insurance on the properties securing their loans). California statutes impose a lien for property taxes such that if such taxes are not paid, the lien for unpaid taxes will have priority over the liens we have on that property. The following table provides delinquency information for loans in our loan portfolio as of September 30, 2007 that were in payment default.

Mortgage Loans—Delinquencies

As of September 30, 2007

	Outstanding Loan Balance Payable to Fund	Percent of Total Balance to Loan Portfolio
30 – 59 days delinquent	$12,588,000	11%
60 – 89 days delinquent	$600,000	1%
90+ days delinquent(1)	$14,754,425	14%

Total	$27,942,425	26%

    (1)
    The properties securing these loans are in foreclosure.

        The following table shows our delinquency experience (over 90 days past due) and foreclosures as of and during the years ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
Delinquent loans (90+ days past due)	$17,230,425	$2,800,000	—
Loans foreclosed	3	2	—
Total mortgage investments(1)	$117,968,931	$72,129,621	$21,575,000
Percent of delinquent loans to total loan	14.6%	3.9%	0.0%

(1)
For financial reporting purposes this amount is presented net of the allowance for loan losses and the amounts in trusts for interest reserves and future advances; it is presented on a gross basis in this table.

        The Manager may require a borrower to fund an interest reserve account with proceeds of its loan in order to provide the borrower with a period of time in which to arrange other financing and to provide some protection for us in the event that the borrower fails to make interest payments when due. The Manager generally requires interest reserve funds on loans secured by non-income generating property, such as unimproved land. These interest reserves have typically covered six to 18 months of interest payments. The Manager evaluates each loan on a case-by-case basis to determine whether an interest reserve will be required. There can be no assurance that the amount of any interest reserve established with respect to any loan will be adequate to cover any payment default by the borrower.

        When we become aware of a payment default by a borrower, we typically send a written demand to the borrower that the default be promptly cured. Since the fourth quarter of 2006, our general policy has been to initiate foreclosure proceedings when borrowers miss two consecutive payments. As of September 30, 2007, there were nine loans with balances payable to us totaling $24,758,425 that were in default for which we had initiated a foreclosure proceeding.

        In addition, as of September 30, 2007, we held title to two properties that we foreclosed on in 2007. The net realizable value of these properties is estimated to be $10.4 million.

Our Lending Standards and Policies

        General Standards for Mortgage Loans.    We make loans to and purchase loans from individuals, businesses and other entities. Each loan is secured by one or more mortgages or deeds of trust that encumber real property, which in most cases is located in California but occasionally is located in other states. In most cases, a personal guarantee of the borrower or the principal owner of the borrowing entity is obtained. Additionally, loans are occasionally further secured by various personal property interests of our borrowers or their guarantors. In this Registration Statement on Form 10, the terms "deed of trust" and "mortgage" are used interchangeably.

        To the extent the Manager believes it to be in our best interests, we will also make or invest in loans whose proceeds will be used for construction. However, to date, we have not made any construction loans based on the "as completed" value of the improvements to be constructed, although the proceeds of certain loans have been used by borrowers to make improvements to their properties. The loans that we make are not guaranteed or insured by any governmental agency or private entity. Our guidelines for our investment in loans are set forth below.

        1.     Loan-to-Value Ratios. For each loan that we make, the Manager conducts a valuation for each property securing the loan (a "Market Value Analysis"). In performing a Market Value Analysis, an officer or loan officer of the Manager typically conducts a site visit, which includes visiting the area surrounding the property which will secure the loan. The Manager may also visit other properties in the area which may be similar to or may provide a basis for comparison to the property which is being inspected and in some cases interviewing business owners and others in the area. The Manager also often speaks with brokers and other property owners who may be familiar with property values and investment conditions in the area. The Manager subscribes to many of the same industry services that are available to certified appraisers and is able to obtain sale prices of comparable properties recently sold and/or properties being offered for sale in the area. In many cases, the Manager obtains from the borrower an existing appraisal or other property valuation report performed by an independent appraiser within the past one, two or more years. While the Manager reviews these appraisals and other property valuation reports in its valuation process, it relies primarily on its Market Value Analysis. Historically, in cases in which no appraisal had been done within a year (due to current market conditions, within six months) by an independent third party, the Manager will usually obtain an appraisal by an independent third party, although the Manager will typically fund the loan prior to receiving this independent appraisal. The Manager believes that its Market Valuation Analysis provides a reasonable basis to evaluate the market value of the real property because it is based on at least the same essential information that an independent appraiser would use. We believe our primary reliance on the Manager's Market Value Analysis allows us to maintain our competitiveness by avoiding delays associated with obtaining or updating an appraisal done by an independent party prior to funding or purchase of a loan. The Manager will take certain precautions to avoid environmental problems, such as not making or investing in loans secured by properties known or suspected to have (or to be likely to have) significant environmental problems; however, there can be no assurance that any environmental review undertaken or requested by the Manager will reveal any environmental problems with respect to the real property securing a loan.

        The following table shows the maximum LTV ratio prescribed by our lending standards and policies and the approximate LTV ratio of loans in our loan portfolio as of September 30, 2007 and December 31, 2006. The LTV ratio compares (i) the sum of the principal amount of the loan and the outstanding debt secured by any senior deed of trust on the property or properties securing the loan (in each case, as of the date of determination) to (ii) the value of the property or properties securing the loans, as determined by the Market Value Analysis at the time the loan is made. Market values are updated for loans in non-accrual status. LTV ratios are reviewed at least quarterly to see if any update in market values is necessary as a result of additional loans in non-accrual status.

Type of Property	Loan to Value Ratio per lending policies	Loan to Value Ratio of Loans in Portfolio as of September 30, 2007	Loan to Value Ratio of Loans in Portfolio as of December 31, 2006
Commercial(1)(2)	75%	68%	58%
Residential (single family)	75%	60%	58%
Land	60%	47%	43%
Mixed Use	75%	78%	72%

(1)
Because our LTV ratio lending policies do not apply to purchase money financings, we excluded from the September 30, 2007 LTV ratio for Commercial Property the LTV ratio relating to property securing a $5.4 million loan which we made to the Manager to enable the Manager to purchase property on which we had foreclosed. The LTV ratio for the property securing this loan is greater than 100%. If the LTV ratio for this property is included in the LTV ratio table above for Commercial Property, it would be 103% and 110% for September 30, 2007 and December 31, 2006, respectively.

(2)
The increase in LTV ratio is primarily driven by the inclusion at September 30, 2007 of one loan with a balance of $1.2 million and a LTV ratio of 74%, that was not held by us at September 30, 2006.

        The LTV ratios in our lending policies may be increased if, in the sole discretion of the Manager, a given loan is supported by credit adequate to justify a higher LTV ratio or if mortgage insurance is obtained; however, the Manager has not required and does not anticipate obtaining or requiring the borrowers to maintain mortgage insurance. The LTV ratio in our lending policies do not apply to purchase money financing that we provide for the sale of any real estate owned (i.e., property acquired through foreclosure) or to refinance an existing loan that is in default at the time of maturity. In such cases, the Manager may accept any reasonable financing terms that it deems to be in our best interests, in its sole discretion. See, "Item 2—Financial Information—Management's Discussion and Analysis of Financial Condition and Results of Operations."

        2.     Geographic Area of Lending Activity. Most loans are secured by mortgages or deeds of trust on properties located in California, but we also invest in loans secured by real property in other states if such loans otherwise satisfy the underwriting criteria described herein. As of September 30, 2007, five loans totaling approximately $17.8 million were secured only by real property in states other than California. As of September 30, 2007, two loans, totaling approximately, $50.6 million, were secured both by properties in California and properties in Arizona.

        3.     Priority of Mortgages. If a loan is secured by a first deed of trust, the deed of trust is senior to all other recorded monetary liens other than liens for taxes or the assessments of special assessment districts to fund street, utility or other public improvements. Our loans are secured primarily by first and second priority deeds of trust on California real property. However, we may invest in loans secured by deeds of trust of mixed priority or which are junior to other senior encumbrances, i.e., third, fourth or even more junior position deeds of trust. As of September 30, 2007, we held in our loan portfolio eight loans secured by first deeds of trust, five loans secured by second deeds of trust, two loans secured by third deeds of trust, and eleven loans secured by multiple deeds of trust with varying priorities. If a prospective loan is to be secured by a junior deed of trust (i.e., a second, third, fourth or other junior deed of trust) and the obligation secured by the senior lien(s) is in default, we will rarely make that loan unless the loan proceeds will be used to completely cure the default of the senior obligation(s). In addition, for loans already in our loan portfolio, we may make advances on behalf of borrowers to prevent or cure defaults relating the obligation secured by a senior lien. For example, we have made advances to borrowers to keep current an obligation secured by a senior lien to pay for fire insurance or for attorneys' fees.

        4.     Terms of Loans. The term (duration) of the loans we make will vary at the discretion of the Manager. Our loans will typically have a term of between three and five years, but may have a shorter or longer term but not longer than 20 years. Our loans will generally provide for monthly payments of interest only with the entire amount of the principal due at the end of the term, but may occasionally be partially or fully amortizing over the term of the loan. We typically do not have prepayment penalties in our loans. As of September 30, 2007, we did not have any loan in our loan portfolio with a maturity greater than five years and no loans were amortizing loans.

        5.     Escrow Conditions. Our loans are funded through an escrow account handled by a qualified title insurance escrow company or the Manager. Our policy is that loan funds are not disbursed until the following conditions are met:

          (a)   Title insurance coverage is obtained, with the title insurance policy naming us as the insured and providing title insurance in an amount not less than the principal amount of the loan. Title insurance insures only the validity and priority of our deed of trust, and does not insure us against loss by reason of other causes, such as diminution in the value of the property securing the loan, over-appraisals, borrower's defaults, etc. In the experience of the Manager, claims made to title insurance companies for losses that are generally considered to be covered by their title policies are often delayed or contested by the title insurance companies.

          (b)   Fire and casualty insurance is obtained (except for unimproved property), which insurance will name us as loss payee and mortgagee and generally will be in an amount at least equal to the lesser of the principal amount of the loan or the value of the improvements.

          (c)   Loan documents (notes, deeds of trust, etc.) in our name and insurance policies name us as beneficiary and as loss payee or additional loss insured, as applicable. In cases in which there are co-lenders, those co-lenders may be named as loss payees and beneficiaries or additional loss insureds or may be named as additional loss payees and beneficiaries or additional loss insureds, as applicable. In the event we purchase loans, our policy is that we receive an assignment of all beneficial interest in any documents related to each loan so purchased. Our investments in loans are not held in the name of the Manager or any other nominee.

        6.     No Loans to Manager. We will not make loans to the Manager or to any of its affiliates, except for any financing extended as part of a sale of real estate owned as a result of foreclosure. See "Potential Conflicts of Interest—Sale of Defaulted Loans or Real Estate Owned to Affiliates" below in this section.

        7.     Purchase of Loans from Affiliates and Others. The Manager is an active mortgage loan broker and California finance lender. We and other affiliates of the Manager make loans arranged for us or them by the Manager. We may purchase existing loans funded or acquired by the Manager or its affiliates. In addition, we have purchased and in the future may purchase loans from third parties. All loans we purchase will generally satisfy the lending guidelines described above, except that a new appraisal or market value analysis is not required when we purchase loans or portions of loans purchased from other entities managed by the Manager or when we purchase loans or portions of loans from a third party that purchased that loan from an entity managed by the Manager.

        In order to take advantage of special opportunities that may arise to purchase loans at significant discounts (i.e., for a purchase price which is lower than the par value of the loan and thus yields potential additional profit to us), the Manager has the authority to cause us to acquire loans (or interests in loans) that are in default, but only so long as (i) the loan is being purchased from a third party unrelated to the Manager or its affiliates; (ii) the loan otherwise satisfies the lending guidelines described above; and (iii) immediately after the loan purchase, the aggregate principal amount of all loans held by us that are in default would not exceed 5% of our total capital. At September 30, 2007, we did not have any loans in our loan portfolio that had been purchased from third parties at a discount. In the past, we have acquired loans or portions of loans that were in default at the time we acquired those loans. Of the loans in our loan portfolio as of September 30, 2007, eight loans or portions thereof aggregating $4,016,000 at the time of acquisition had been acquired when they were in payment default.

        Generally, the purchase price we pay for any existing loan will not exceed the par value of the note or its fair market value, whichever is lower, but the Manager may purchase loans for a premium if the loan is current and the Manager believes the total purchase price is fair and reasonable, and in our best interest. To the extent the Manager is able to negotiate the purchase of a loan from third parties at a discounted purchase price, our policy is to pay the Manager a commission, in addition to the normal fees it is entitled to receive. However, the amount of the commission paid to the Manager on the purchase of a discounted loan may never exceed the amount of the discount (i.e., the par value of the loan less the purchase price of the loan) obtained for us by the Manager. See "Item 6—Executive Compensation—Compensation to Manager and its Affiliates."

        8.     Loan Diversification. No more than 25% of our total capital (equal to members' equity) will be invested in any one loan, calculated as of the time the investment is made. In 2006, we indirectly borrowed $25 million from Wells Fargo Foothill through Income Fund, an affiliate of the Manager, in order to fund a loan of $48 million. See "Leveraging Our Portfolio" and "Item 7—Certain Relationships and Related Transactions, and Director Independence." Although the entire $48 million loan to the borrower was more than 25% of our total capital at the time we made this loan, the amount of our own funds that we invested in the loan was $23 million, which was 22.7% of our total capital when the investment was made. The Manager and its affiliates made additional loans to this borrower aggregating approximately $19.4 million. We also have an interest aggregating $2,584,000 in a junior loan which is secured by the same property. See "Leveraging Our Portfolio" below.

        Because the terms of the original loan from Wells Fargo Foothill required monthly payments of interest and amortized principal, the original loan balance of the Wells Fargo Foothill loan decreased. As a consequence of the additional loans and the reduced principal balance of the Wells Fargo Foothill loan, loans to this borrower secured by the same property totaled 26.9% of our capital at December 31, 2006 and 32.0% at September 30, 2007. The percentage of our total capital that our investment in these loans represent may grow if additional advances are made to this borrower or if our capital is reduced as a result of redemptions by members from their capital accounts. See "—Leveraging Our Portfolio—" for additional discussion of this loan.

        9.     Reserve Fund. A contingency reserve fund may be retained for the purpose of covering our unexpected cash needs, if the Manager believes that to be in our best interests. The amount of this reserve fund, if any, would be established by the Manager. This reserve fund may be held in bank accounts, money market accounts or other liquid assets. Among the purposes of the fund would be the following: (i) provision for regular expenses incurred by us such as accounting and legal expenses associated with being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) provision for losses due to nonperforming loans and (iii) provision for advances which may be necessary to protect our interests. The creation of this reserve would involve the use of funds that would otherwise be available for distribution to members, and would necessarily have the effect of decreasing such distributions. To date, no such reserve fund has been created.

        Credit Evaluations.    The Manager may consider the income level and general creditworthiness of a borrower, and any guarantor, to determine a borrower's ability to repay the loan according to its terms, but such considerations are usually subordinate to a determination that a borrower has sufficient equity in the property or properties securing the loan to satisfy the LTV ratios or investment criteria described above. Therefore, we may make loans to borrowers who are in default under other of their obligations (e.g., to consolidate their debts) or who do not have sources of income that would be sufficient to qualify for loans from other lenders, such as banks or other financial institutions; however, we will not make a loan unless the Manager believes in good faith that the borrower has the ability and intent to repay the loan according to its terms.

        Loan Servicing.    All loans are and, unless the Manager selects another loan servicing agent for one or more loans, will be "serviced" (i.e., loan payments collected and other administrative services performed) by the Manager who is compensated for such loan servicing activities. See "Item 6—Executive Compensation."

        Borrowers make loan payments in arrears, i.e., interest accrued over the preceding month on the outstanding principal balance, and are instructed to send their loan payments either to us directly or to the Manager for deposit on our behalf in the Manager's trust account, which is maintained at a financial institution selected by the Manager. At times, part of the available balance of a loan to a borrower may be held by the Manager or by us in order to provide for interest reserves for the loan and payments on the loan may be made from such funds.

        Sale of Loans.    We invest in mortgage loans. We are permitted to invest in real estate directly but have not done so, except if we foreclose on a property on which we have invested in a mortgage loan and we or an affiliate takes over ownership and management of the property. We presently do not intend to invest in mortgage loans primarily for the purpose of reselling such loans in the ordinary course of business. However, we will sell mortgage loans (or fractional interests therein) when the Manager determines that it appears to be in our interest to do so, based upon then-current interest rates, the length of time that we have held the loan, and our overall investment objectives, such as loan diversification, liquidity and optimizing the investment of available cash. The Manager may also arrange sales of loans in our loan portfolio in order to generate cash to invest in new loans that are arranged by it. This bolsters the Manager's position in the lending marketplace as a lender that has a ready funding capacity, which may indirectly benefit us (and the Manager's other affiliates) by promoting a steady flow of loan opportunities in which to invest but also results in the Manager receiving loan fees. See "Potential Conflicts of Interest" below in this section.

Leveraging Our Portfolio

        When the Manager deems it to be in the best interests of our members, we may borrow funds from a third party lender (which may but is not required to be a bank or other financial institution) or the Manager or its affiliates in order to fund additional mortgage loans or for other liquidity needs. By leveraging our loan portfolio, we may be able to increase the yield to our members. This increased yield will result if the interest we earn on our leveraged loans exceeds the interest that we must pay on the funds we borrow. This "spread" between the interest we earn on a leveraged loan and the interest paid on the borrowed funds used to make the loan will accrue to us. However, leveraging entails certain risks that would not otherwise be present if we had funded all of our loans from our own funds. For example, to the extent we make loans at long-term fixed interest rates while we borrow funds at short-term variable interest rates, we will be subject to the risk that prevailing interest rates (and our associated borrowing costs) will rise above the levels we earn on the fixed-rate portion of our loan portfolio, causing us losses. Another risk would be the liability to lenders and the loss of capital in the event we were unable to meet our obligations under any loan agreements with the lenders. In addition, while any additional profits we earn from leveraging our loan portfolio will be generally advantageous to our members, a portion of such additional profit may constitute unrelated business taxable income that may be taxable to our members (such as ERISA plan investors) that are otherwise tax-exempt.

        As of September 30, 2007, we had one promissory note outstanding in the principal amount of $21,181,767, related to a loan from our affiliate Income Fund. The original principal amount of the loan was $25 million, which Income Fund borrowed from Wells Fargo Foothill in order to make the loan to us. We borrowed this amount in order to make a $48 million loan to several affiliated borrowers, which loan is secured by several large land properties. This loan is one of three loans to the same borrowers secured by deeds of trust with differing priorities on these properties: a $48 million loan, a $20 million loan and an $18 million loan. We have no ownership interest in the $20 million loan, but we own a 15.2% interest in the $18 million loan. The borrowers under these loans have not made any payments since the last disbursement from the interest reserve in July 2007. The lenders on all three loans have entered into forbearance agreements with the borrowers to forbear exercising remedies for six months on certain conditions. As the owner of a portion of the $18 million loan, we have elected to make advances to pay interest on the $20 million loan in order to protect our lien position. Another holder of a portion of the $18 million loan, also managed by the Manager, has elected to make advances to pay interest on the $48 million loan. As security for the loan from Income Fund and the loan from Wells Fargo Foothill, we pledged our interest in the $48 million loan to Income Fund and Wells Fargo Foothill and our interest in the collateral securing the $48 million loan (the "Fund II Collateral"). Income Fund has assigned our $25 million promissory note to Wells Fargo Foothill and its interest in the Fund II Collateral as security for the $25 million loan that it received from Wells Fargo Foothill. Our promissory note to Income Fund, as well as the Wells Fargo Foothill loan to Income Fund, matured on May 31, 2007. The Wells Fargo Foothill loan was renegotiated as of May 31, 2007 for interest only payments and extended to August 31, 2007. Our note to Income Fund was concurrently amended to extend the maturity date until May 31, 2008 pursuant to a First Amendment to Promissory Note and Pledge and Security Agreement dated as of May 31, 2007. Wells Fargo Foothill and Income Fund entered into a forbearance agreement (and an amendment thereto) in which Wells Fargo Foothill agreed to not exercise remedies until November 30, 2007. The forbearance agreement also increased the interest rate on the loan to LIBOR plus 6.5% (as of September 30, 2007, the rate was 12.165%), increasing our payments to Income Fund correspondingly. The Manager is currently in discussions with Wells Fargo Foothill to further extend the forbearance until August 12, 2008. Income Fund has also agreed not to exercise remedies pending discussions with Wells Fargo Foothill. See "Item 1A—Risk Factors—We have and in the future may assign any portion of our loan portfolio as security to a third party lender, and if we fail to meet our payment or other obligation under the loan from the third party lender, we may risk losing the loans we assign as security to such lender and the lender may have recourse to our other assets, which would adversely affect our financial condition and the return on investment of our members."

The Manager

        Our manager is California Mortgage and Realty, Inc., a Delaware corporation. It was incorporated on March 31, 1994 as Bellevue Capital Management Inc. and did business under the name of California Mortgage and Realty, Inc. In 1995, 1997 and 1998, the Manager acquired the operations of three California mortgage brokers. In 2004, the Manager changed Bellevue Capital Management Inc.'s name to California Mortgage and Realty, Inc. The telephone number of the Manager is (415) 974-1100. The sole director of the Manager is David Choo. The sole stockholder of the Manager is CMR Group, LLC, a Nevada limited liability company, whose sole member is David Choo. The Manager is licensed and qualified to do business in California as a real estate broker and as a California finance lender. The Manager engages in the business of arranging, funding, selling, purchasing and servicing trust deed investments for us, its other affiliates, its private investors and its own account. The Manager and its affiliates are also actively engaged in the businesses of real estate investment and occasionally real estate brokerage; however, the Manager specializes in arranging privately funded mortgage and trust deed investments. The Manager acts as the servicing agent in connection with our loan investments, unless the Manager selects another loan servicing agent for one ore more loans, and otherwise manages and directs our affairs. For a description of the officers and directors of the Manager, see "Item 5—Directors and Executive Officers."

        The Manager is also the sponsor and manager of CMR Mortgage Fund, LLC, a California limited liability company and licensed California finance lender ("Fund I") which was formed in 2000, CMR Mortgage Fund III, LLC, a California limited liability company ("Fund III"), which was formed in 2006, Income Fund and First Street Commercial Mortgage Fund, LLC ("First Street Fund"). All of these funds engage in business similar to our business. The Manager also manages CMR Commercial Mortgage Fund, LLC ("Commercial Fund"), of which it is a minority member and which is engaged in business similar to ours.

        The Manager manages and controls our affairs and has responsibility and final authority in almost all matters affecting our business. We do not have our own employees or offices and the Manager carries out our operations with its employees at its offices. The duties of the Manager with respect to us include:

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  dealings with members;

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  accounting, tax and legal matters;

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  communications and filings with regulatory agencies;

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  evaluating and choosing mortgage loans in which we will invest in accordance with our lending standards and policies described on pages 7 to 10 of this Registration Statement on Form 10;

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  deciding what loans, or interests in loans, to purchase from and sell to other funds managed by it or to other investors and the timing of those purchases and sales;

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  deciding what agreements we will enter into and whether we will enter into joint ventures with other companies or investors to invest in loans;

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  originating, servicing and managing our loan portfolio, including dealing with foreclosures and real estate owned properties;

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  entering into third party financing arrangements for us;

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  managing our other operations, if any; and

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  the Manager also acts as the "Tax Matters Partner" in connection with administrative or judicial proceedings in respect of federal taxes arising out of members' distributive shares of profits.

        The Manager obtains borrowers through brokers, advertisements, referrals and repeat business.

        In processing a loan, the Manager:

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  orders and/or reviews a property title search;

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  as part of conducting a market value analysis, generally performs a property inspection, reviews any existing appraisals or property valuation reports, which in many cases will be addressed to third parties and not the Manager, and, typically, obtains sales prices of comparable properties that have recently sold and for properties being offered for sale in the area; and

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  as may be prudent, in the opinion of the Manager, reviews the borrower's background, credit and financial information and perform a litigation review.

        Since 1995, the Manager has arranged more than 600 loans totaling more than $704,671,000 secured by deeds of trust or mortgages. As of September 30, 2007, the Manager serviced a portfolio of approximately $395,964,000 in trust deed or mortgage investments.

Fiduciary Duties of the Manager

        Under California law, a manager is accountable to a limited liability company as a fiduciary, which means that a manager is required to exercise good faith and integrity with respect to company affairs. This fiduciary duty is in addition to those other duties and obligations of, and limitations on, the Manager which are set forth in our operating agreement. Our business operations and affairs are managed entirely by the Manager, which is subject to certain conflicts of interest. See "Potential Conflicts of Interest" below in this section.

        The Manager must make available to any member or such member's authorized representative for inspection and copying during business hours certain information concerning us, including a current list of each member and the capital contribution, percentage interest and the capital account of each member, a current list and address of the Manager, a copy of our operating agreement and articles of organization, copies of certain of our federal, state and local tax or information returns and reports, copies of certain of our financial statements, and our books and records relating to our internal affairs for certain recent periods.

        Our operating agreement provides that the Manager shall have no liability to us for losses resulting from errors in judgment or other acts or omissions, so long as the Manager in good faith determines that its course of conduct was in our best interests and its conduct did not constitute fraud, bad faith or willful misconduct. The operating agreement also provides that we will indemnify the Manager against any loss, expense, claim or liability (including reasonable attorneys' fees) resulting from any claim or legal proceeding brought by members or third parties relating to any act or omission concerning our activities, including derivative suit claims, so long as the Manager in good faith determined that its course of conduct was in our best interests and its conduct did not constitute fraud, bad faith or willful misconduct. Therefore, members may have a more limited right of action than they would have absent these provisions in the operating agreement. Because any indemnification of the Manager is payable solely from our assets, a successful indemnification of the Manager or any litigation that may arise in connection with the Manager's indemnification could deplete our assets.

Potential Conflicts of Interest

        The relationships among the Manager, the officers, the director and other affiliates of the Manager and us will result in various conflicts of interest. The Manager and its officers and the director and other affiliates are engaged in business activities involving real estate lending and real estate investing and may engage in additional business activities in the future that may be competitive with us. The Manager and its officers and director are required to exercise their fiduciary duties to us and to our members in a manner they believe will preserve and protect the interests of us and our members.

        At September 1, 2007, CMR Group, LLC, a Nevada limited liability company, owned all of the outstanding shares of the Manager, and the sole member of CMR Group, LLC, is David Choo, who is also the sole director and president of the Manager.

        The interests of the Manager will conflict with our interests in important areas described below. Members must rely on the general fiduciary standards which apply to the Manager to prevent unfairness by the Manager or an affiliate of the Manager in a transaction with us. See "Fiduciary Duties of the Manager" above in this section. We have not been represented by separate legal counsel in connection with our formation or our dealings with the Manager. Except as may arise in the normal course of the relationship, there are no transactions presently contemplated between us and the Manager (or its affiliates) other than those listed below and discussed under "Item 7—Certain Relationships and Related Transactions, and Director Independence."

        Loan Origination, Renewal and Forbearance Fees.    None of the compensation set forth under "Item 6—Executive Compensation—Compensation to the Manager and its Affiliates" was determined by arms' length negotiations. For most loans, the Manager receives a loan origination fee of between 4% and 6%. Renewal fees are typically between 3% and 6% and forbearance fees are typically between 1% and 1.5%. These fees may be higher or lower depending upon market conditions. Any increase in such charges may have a direct, adverse effect upon the interest rates that borrowers will be willing to pay us, thus reducing the overall rate of return to members. Conversely, if the Manager reduced loan origination, renewal and forbearance fees, a higher rate of return might be obtained for us and our members. This conflict of interest will exist in connection with every Fund loan transaction, and members must rely upon the fiduciary duties of the Manager to protect their interests. We will generally charge borrowers interest at rates generally prevailing in the geographical areas where the security property is located for loans to comparable borrowers of similar creditworthiness, size, duration and the amount of our loans relative to the value of the real property securing our loans.

        The Manager has the right to retain the services of other firms, in addition to or in lieu of the Manager, to perform brokerage services, loan servicing and other activities in connection with our loan portfolio that are described in this registration statement.

        Other Funds or Businesses.    The compensation structure applicable to the Manager in connection with loans that are arranged or originated for Fund I, Fund III, Income Fund, First Street Fund, Commercial Fund or individual investors may be different, and may be more lucrative to the Manager than the compensation payable to the Manager in connection with loans arranged for us. As a result, there may exist a financial incentive for the Manager to arrange loans for Fund I, Fund III, Income Fund, First Street Fund, Commercial Fund or for private investors outside the Fund, and the members must rely on the fiduciary duties of the Manager to protect their interests under such circumstances.

        The Manager manages Fund I, Fund III, First Street Fund, Income Fund and Commercial Fund and in the future the Manager may also sponsor other funds formed to conduct business similar to ours. In addition, the Manager, principals and officers of the Manager, other affiliates of the Manager and other investors and clients of the Manager also invest in loans and may compete with us for investment opportunities. If these other funds or officers of the Manager have funds to invest at the same time as we do, there will then exist conflicts of interest on the part of the Manager as to whether to offer a particular loan opportunity to us or to these other funds. The Manager will decide which loans are appropriate for funding by us or by such other funds after consideration of all relevant factors, including the size of the loan, portfolio diversification, and amount of uninvested funds, but such decisions will not be subject to review or approval by members. The Manager is required by the terms of the operating agreement it has entered into with a member of Commercial Fund to offer loans to Commercial Fund and other funds and investors affiliates of the Manager in a specified order of rotation.

        The Manager may engage for its own account, or for the account of others, in other business ventures, similar ours or otherwise, and neither we nor any member shall be entitled to any interest therein.

        We will not have independent management and will rely on the Manager for our operations. The Manager is required to devote only so much time to our business as the Manager may deem to be reasonably necessary for the conduct of our business. The Manager will have conflicts of interest in allocating management time, services and functions between its existing business interests other than us and any future business ventures or arrangements which it may organize or in which it may be involved. The Manager believes it has sufficient staff available to be capable of discharging its responsibilities to all such entities.

        Sale of Defaulted Loans or Real Estate Owned to Affiliates.    In the event we become the owner of any real property by reason of foreclosure on a property securing a loan, the Manager's first priority will be to use its best efforts to sell the property for a fair price on the open market. If after 90 days, the property cannot be sold for a fair price, the Manager may arrange a sale to the Manager itself or to persons or entities controlled by or affiliated with the Manager (e.g., to another entity formed by the Manager or its affiliates or where the Manager or its affiliates may share management or ownership). In the event a loan goes into default, the Manager may arrange a sale of the loan to the Manager itself or to persons or entities controlled by or affiliated with the Manager. The Manager will be subject to conflicts of interest in arranging such sales since it will represent both parties to the transaction. For example, it will be determining the purchase price and other terms and conditions of sale for both us and the potential buyer. The Manager's decision will not be subject to review by any outside parties. In the event the property is sold by the Manager or an affiliate of the Manager, the net purchase price must be (i) no less favorable to us (taking into account any avoided commissions or other cost savings) than any bona fide third-party offer received, and (ii) no less than the total amount of our "investment" in the property.

        A portion of the purchase price for real property may be paid by the Manager or affiliate executing a promissory note in favor of us, secured by a mortgage or deed of trust on the property being sold. In such a case, the total amount of the promissory note in favor of us and any senior mortgages or deeds of trust against the underlying real property will not exceed 90% of the purchase price of the property, and the note will otherwise contain terms and conditions consistent with those that would be contained in similar notes executed by third parties in arm's length transactions.

        Sale or Purchase of Loans from the Manager or Other Funds Managed by the Manager.    The Manager regularly sells loans or portions of loans from our loan portfolio and purchases loans or portions of loans for our loan portfolio to or from other funds that it manages, investors for whom it acts as servicer or third parties. Loans purchased from the Manager or its affiliates cannot be purchased at premium, and loans sold to the Manager or any of its affiliates cannot be sold at a discount. Pursuant to our operating agreement, we may sell existing loans to the Manager or its affiliates, but only so long as we receive net sales proceeds from the sale equal to the total unpaid balance of principal, accrued interest and other charges owing under such loan, or the fair market value of such loan, whichever is greater. In addition, our operating agreement provides that we may purchase loans from the Manager or its affiliates so long as at the time of purchase the borrower is not in default under the loan and no brokerage commissions or other compensation by way of premiums or discounts may be paid to the Manager or any of its affiliates by reason of such purchase (except loan origination fees earned upon initial funding of the loan). The Manager may also arrange sales of loans in our loan portfolio when the Manager determines that it appears to be in our interests for us to do so, based upon then current interest rates, the length of time that we have held the loan, and our overall investment objectives, such as loan diversification, liquidity and optimizing the investment of available cash.

Competition

        The Manager faces intense competition in the business of originating or acquiring loans and loan interests for us. The Manager believes that the number of market participants in California alone who make mortgage loans to borrowers who cannot or do not want to obtain loans from conventional mortgage lenders is in the thousands. The Manager competes for borrowers with other private mortgage commercial lenders, subprime commercial lenders, hedge funds, investment banks, mortgage real estate investment trusts, private investors, commercial banks and others. Competition among industry participants can take many forms, including convenience in obtaining a loan, amount and term of the loan, speed in closing loans, customer service, loan origination fees and interest rates. To the extent any competitor significantly expands their activities in the nonprime market, we could be adversely affected.

        We believe that the Manager's substantial experience in property valuation, flexibility in structuring the security for loans, and speed in closing loans enable us to remain competitive in our industry. Because the Manager services all loans in our loan portfolio, we are able, unlike most conventional mortgage lenders, to make loans secured by a combination of commercial and income producing properties, residential, and land.

Regulation

        Our operations are conducted by the Manager. Additionally, the Manager earns origination and servicing fees. Both we and the Manager hold California Finance Lender licenses. Additionally, the Manager holds a California real estate brokers' license. Each of these licenses requires that certain reports be filed with the California Department of Corporations or the California Department of Real Estate.

        We have not qualified as a real estate investment trust under the Internal Revenue Code, and therefore we are not subject to the restrictions on activities that are imposed on real estate investment trusts. We believe that we conduct our business so that we are not an investment company within the meaning of the Investment Company Act of 1940.

        We and the Manager are subject to the Equal Credit Opportunity Act of 1974, which prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status, and the Fair Credit Reporting Act of 1970, which requires lenders to supply applicants with the name and address of the reporting agency if the applicant is denied credit. We are also subject to various federal and state securities laws regulating the issuance and sale of securities. Currently we have a permit from the California Department of Corporations to offer securities to residents of California in a maximum offering amount of $150 million.

        If our assets are deemed to be "plan assets" under the Employee Income Security Act of 1974, as amended ("ERISA"), then the following issues will arise and impact ERISA-subject plan and individual account ("IRA") investors:

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  our investments will be subject to the prudence standards and other provisions of ERISA applicable to investments by plans and their fiduciaries would extend to our investments;

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  certain of our transactions might constitute or result in a "prohibited transaction" under ERISA and the Internal Revenue Code because the Manager would be deemed to be a fiduciary (and therefore a "party-in-interest") with respect to the ERISA plans and IRA investors; and

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  our audited financial information would have to be reported annually to the U.S. Department of Labor (the "DOL").

        Under DOL regulations, when an ERISA-subject plan or IRA acquires an equity interest in another entity, such as any of our membership interests, the underlying assets of that entity will be considered "plan assets" unless an exception is available. We expect to rely on the "insignificant participation" exception in operating our business, which will be available if less than 25% of our percentage interests are held in the aggregate by ERISA Plan and IRA investors.

        Should the Manager or we fail to adhere to applicable regulations, we could face potential disciplinary or other civil action that could have a material adverse effect on our business. The provision of our operating agreement which provides for indemnification of the Manager does not provide for such indemnification only in the case of the Manager's fraud, bad faith or willful misconduct or if the Manager fails to in good faith determine that its conduct was in our best interests. See, "Item 12—Indemnification of Directors and Officers."

ITEM 1A.    RISK FACTORS.

        An investment in membership interests involves a significant degree of risk and is suitable only for investors who have no need for liquidity in their investments. Prospective investors should carefully consider the following risks and other factors before making their investment decisions.

Risks Relating to Our Loans

        Our ability to generate cash for our operations, to make additional loans, or to fund redemptions or distributions for members, will depend primarily on the ability of our borrowers to make timely payments on, and ultimately repay their loans, and defaults by a significant number of borrowers on their loan payments could have a material adverse effect on our operations and financial condition.

        We derive cash from operations primarily from interest payments by borrowers on their loans, and obtain funds for making new loans and satisfying member redemptions from cash from operations and loan repayments and additional capital from members. The ability of borrowers to make payments on their loans depends on a number of factors, including cash flow from their own operations, sale or refinancing of property and their other assets. A significant portion of our loan portfolio is secured by land which typically does not generate cash until the property is sold or refinanced. If a significant number of borrowers fail to make timely payments on their loans, including interest payments, we may not have adequate cash to fund our operations, make new loans or repay our obligations, including our indebtedness, and our financial condition may be materially adversely affected, which would adversely affect redemptions or distributions to our members.

        We also rely on borrower loan repayments to generate funds to make subsequent loans, to make payments on senior defaulted loans, to acquire or make payments on defaulted senior loans and to fund member redemptions. Borrowers may be unable to repay the entire principal amount out of their own funds and consequently may be compelled to refinance. Fluctuations in interest rates and the unavailability of mortgage funds could adversely affect the ability of borrowers to refinance their loans at maturity. If our borrowers are unable to refinance or liquidate their properties in a timely manner, our ability to fund our operations and protect our existing interests will be impaired. In addition, we may need to rely on future borrowings to fund operations, make loans or repay indebtedness, and there can be no assurance that such borrowings will be available to us or in amounts sufficient and on commercially reasonable terms to enable us to meet our liquidity needs.

        A number of factors could affect the value of the real property securing a loan that we make or the amount that we may recover through foreclosure, which may result in recovery of amounts that are less than the full amount of a loan.

        We are customarily an "asset" rather than a "credit" lender. This means that we may rely primarily on the value of the real property securing the loans to protect our investment. There are a number of factors which could adversely affect the value of any such real property securing loans, including, among other things, the following:

          1.     The Manager will review independent appraisals or opinions of value of third-party brokers and will rely on its Market Value Analysis to determine the fair market value of real property offered to secure loans made by us. No assurance can be given that such appraisals or other valuations will be accurate in any or all cases. Moreover, since any appraisal or valuation fixes the value of real property at a given point in time, subsequent events could adversely affect the value of real property used to secure a loan. Such subsequent events may include nationwide, statewide or local economic, demographic, property or other trends, or may include specific local events. Neither an appraiser nor the Manager will be able to predict with any certainty whether these events will occur after a loan is made. Moreover, in many cases, the independent appraisals that borrowers provide to us have often been completed one or more years prior to the time the Manager reviews their loan applications.

          2.     If a borrower defaults, we may be forced to purchase the affected property at a foreclosure sale. If we cannot quickly sell such property, and the property does not produce any significant income, our profitability will be adversely affected.

          3.     To the extent that loans are secured by improved real property, the improvements will likely constitute a significant portion of the value of the real property security for such loans. In the event that such improvements are destroyed or damaged, the value of the real property security will be correspondingly diminished to the extent not covered by insurance. Even where insurance coverage exists, the insurer may deny insurance coverage or the amount of the insurance may not be adequate to cover the amount of the loss.

          4.     Due to certain provisions of California law applicable to all real estate loans, if the real property security proves insufficient to repay amounts owing to us, it is unlikely that we would have any right to recover any deficiency from the borrower.

          5.     A number of our loans will be secured by second or other junior mortgages or deeds of trust. In the event of foreclosure on a loan that is so secured, the debt secured by the senior mortgages or deeds of trust must be satisfied before any proceeds from the sale of the property can be applied toward the debt owed to us. Furthermore, to protect our junior security interest, we may be required to make substantial cash outlays for such items as loan payments to senior lienholders to prevent their foreclosing on the property, property taxes, insurance, repairs, maintenance and other expenses associated with the property. We may not have adequate cash reserves on hand at all times to protect our security, in which event we could suffer a loss of our invested capital in such loan. Therefore, investments in loans secured by junior mortgages or deeds of trust are subject to greater risk in the event of a decline in property values than are loans secured by first mortgages or deeds of trust.

          6.     The recovery of sums advanced by us in making or investing in loans and protecting our security may also be delayed or impaired by the operation of federal bankruptcy laws or by challenges by borrowers to the manner in which a loan was made or other terms of the loan. Any borrower has the ability to delay a foreclosure sale by us for a period ranging from several months to several years simply by filing a petition in bankruptcy, which automatically stays any actions to enforce the terms of the loan. The length of this delay and the associated costs may have an adverse impact on our profitability.

          7.     The Manager will arrange for title, fire and casualty insurance, as necessary, on the properties securing loans we make, but is not required to arrange, and to date has not arranged, for earthquake insurance. In addition, there are certain types of losses (generally of a catastrophic nature) which are either uninsurable or not economically insurable, such as losses due to war, floods, mudslides or other acts of God. Should any such disaster occur, we could suffer a loss of principal and interest on the loan secured by the uninsured property.

          8.     If toxic or hazardous substances are present in real property we acquire through foreclosure, we may be responsible for the costs of removal or treatment of the substances. Clean up or treatment costs could exceed the value of the real property. Even if we do not foreclose on a contaminated site, the mere existence of hazardous substances on the property may depress the market value of the property so that the loan is no longer adequately secured, which may result in a substantial or total loss of the amount invested in a loan.

        There are risks associated with junior mortgage positions, and we may not recover our initial investment in a foreclosure.

        We are more likely to lose our entire investment in the case of a second or other junior mortgage or deed of trust than with first mortgage or deed of trust loans because upon any foreclosure or other sale of the property, the obligation secured by the senior lien must be paid in full before any obligation secured by a junior lien can be satisfied. There can be no assurance that any proceeds from the sale of property on which we have a junior lien will be available to satisfy the borrower's loan obligation to us. Furthermore, to protect our junior security interest, we may be required to make substantial cash outlays for such items as loan payments to senior lien holders to prevent their foreclosing on the properties or for property taxes, insurance, repairs, maintenance and other expenses associated with the property. These outlays could reduce or eliminate any proceeds available to us which could have an adverse effect on our profitability and significantly reduce the amount of distributions to members.

        The lien that we have on property securing loans that we make may be subject to senior liens which allow the senior lienholder to accelerate the loan if the borrower grants a lien on the property to a junior lienholder.

        A "due-on-encumbrance" clause contained in a senior deed of trust, which permits the holder of the deed of trust to accelerate the loan if the borrower executes an additional deed of trust on the security property in favor of a junior lienholder, is enforceable in all cases except when the security property consists of residential property consisting of four or fewer units. The Manager intends to follow customary and prudent lending practices when potential security property for a loan (except residences with four or fewer units) is already encumbered by a senior deed of trust which contains a "due-on-encumbrance" or "prohibition against junior financing" clauses and, if deemed necessary, the Manager, before making the loan, may obtain the written consent of the senior lienholder agreeing not to enforce the "due-on-encumbrance" or "prohibition against junior financing" clauses by reason of our loan.

Risks Relating to Our Business and Lending Activities

        Our results of operations are subject to fluctuations in interest rates and other economic conditions over which we have no control and any significant decline in economic activity may impact our ability to make loans and may result in lower interest rates on the loans we make and consequently result in lower distributions to members.

        Our results of operations will vary with changes in interest rates and with the performance of the real estate market in California and, to a lesser extent, in certain other states. If the economy is healthy, we believe that more people will borrow money to acquire or develop real property. However, if the economy grows too fast, interest rates may increase too much and the cost of borrowing may become too expensive. Also, if the economy enters a recession, real estate development may slow down. These changes in interest rates or in the economy may result in our investing in fewer loans or having fewer loans to acquire and will therefore reduce our revenues and the distributions to members.

        If interest rates decline and lower interest rate mortgage loans are available, a borrower may prepay its obligations on its existing higher interest rates loans. Since our rates are typically higher than those of conventional mortgage lenders and we typically do not have prepayment penalties in our loans, it is more likely that borrowers will prepay our loans in these circumstances. We will continue to invest in loans at competitive market interest rates. If interest rates decline with respect to future investments, we will invest funds at the market rate, which will reduce the overall yield.

        If interest rates rise, our borrowers may find it more difficult to refinance our loans when they mature or to sell their properties. This would increase the risk that our borrowers will not be able to refinance their loans or will default on their loans. On the other hand, if interest rates rise with respect to future investments, we will make investments at higher rates increasing overall yield.

        Our results will also reflect other economic conditions, such as a particular industry migrating to or from California. If businesses start to leave California or migration into California slows or there is a regional or local economic downturn in California, our ability to invest in loans in California will be adversely affected and the quality of our existing loan portfolio may decline, which may result in lower distributions to members.

        We and the Manager may face lawsuits by borrowers relating to our lending activities which could adversely affect our profitability.

        The Manager intends to act in good faith and use reasonable judgment in selecting borrowers and making and managing the loans. However, as lenders, both we and the Manager are exposed to the risk of litigation by a borrower or its affiliates, successor and assigns challenging the terms of the loans or the actions or representations of the Manager in making, managing or foreclosing on the loans. It is impossible for the Manager to foresee what allegations may be brought, and the Manager will use its best efforts to avoid litigation if, in the Manager's judgment, the circumstances warrant an alternative resolution. If an allegation is made and/or litigation is commenced against us or the Manager, we will incur legal fees and costs to respond to the allegations and to defend any resulting litigation. If we incur such fees and costs, this could have an adverse effect on our profitability and reduce the distributions to our members. In addition, in the event claims by the borrower against us are upheld by a court or regulatory authorities, loan principal, interest and other charges which we may have been entitled to may not be recoverable from the borrower.

        We could incur liability for the remediation of hazardous substances as a result of our lending activities or as a result of foreclosure on properties that secure loans that we make, and the cost to remediate any hazardous substances could be substantial, which could adversely affect our financial condition.

        We do not and will not participate in the on-site management of any facility on the property in order to minimize the potential for liability for cleanup of any environmental contamination under applicable federal, state, or local laws.

        Under current federal and state law, the owner of real property contaminated with toxic or hazardous substances (including a mortgage lender that has acquired title through foreclosure) may be liable for all costs associated with any remedial action necessary to bring the property into compliance with applicable environmental laws and regulations. This liability may arise regardless of who caused the contamination or when it was caused.

        There can be no assurance that if we foreclose on real property that we would not incur full recourse liability for the entire cost of any such removal and cleanup, or that the cost of such removal and cleanup would not exceed the value of the property. In addition, we could incur liability to tenants and other users of the affected property, or users of neighboring property, including liability for consequential damages. We would also be exposed to risk of lost revenues during any cleanup and to the risk of lower lease rates or decreased occupancy if the existence of such substances or sources on the property becomes known. If we fail to remove the substances or sources and clean up the property, it is possible that federal, state, and /or local environmental agencies could perform such removal and cleanup, and impose and subsequently foreclose liens on the property for the cost thereof. We may find it difficult or impossible to sell the property prior to or following any such cleanup. We could be liable to the purchaser thereof if the Manager knew or had reason to know that such substances or sources existed. In such case, we could also be subject to the costs described above. If toxic or hazardous substances are present on real property, the owner may be responsible for the costs of removal or treatment of the substances. The owner may also incur liability to users of the property or users of neighboring property for bodily injury arising from exposure to such substances. If we are required to incur such costs or satisfy such liabilities, this could have a material adverse effect our profitability.

        Even if a mortgage lender does not foreclose on a contaminated site, the mere existence of hazardous substances on the property may depress the market value of the property such that the loan is no longer adequately secured. Additionally, if a borrower is required to incur such costs or satisfy such liabilities, this could result in the borrower's inability to repay its loan.

        A lender's best protection against environmental risks is to thoroughly inspect and investigate the property before making or investing in a loan; however, such environmental inspections and investigations are expensive, and may not be financially feasible in connection with a particular size and type of loan we may make, particularly if the collateral is residential property. In addition, given the timeframes in which we make loans, we may not be able to obtain an appropriate (Phase I or Phase II) report on the property securing the loan and toxic contamination reports or other environmental site assessments will generally not be obtained by us in connection with our loans.

        We may face other real property related liabilities as a result of our lending or foreclosure activities.

        When we acquire any equity or leasehold interest in real property by direct investment, foreclosure or otherwise, we are exposed to the risks of liability incident to real property ownership or tenancy. Owners of real property may be subject to liability for injury to persons and property occurring on the real property or in connection with the activity conducted thereon, and liability for non-compliance with governmental regulations.

        Our investment practices are not supervised or regulated by any federal or state authority.

        Our management and investment practices are not supervised or regulated by any federal or state authority, except to the extent that certain of the lending and brokerage activities of us and the Manager are subject to supervision or regulation by the California Department of Real Estate or Department of Corporations. Therefore, members may not rely on the oversight of federal or state regulatory authorities over our business and affairs.

        We may face losses due to fines, penalties and other amounts relating to any governmental action to enforce alleged violations of lending laws.

        While the Manager will use its best efforts to comply with all local, state and federal lending regulations, there is the possibility of governmental action to enforce any alleged violations of such lending laws which may result in legal fees, damage awards or fines and penalties. While the Manager has never been cited for any such violations in the past, there is always a risk of potential governmental enforcement action which may lead to losses by us.

        HOEPA imposes restrictions on and requires certain Truth-in-Lending disclosures with respect to mortgage loans secured by a consumer's principal dwelling (other than purchase money or construction loans and reverse mortgages) which either: (a) bear interest at an annual percentage rate that is 10 percentage points higher than the yield on Treasury securities having comparable periods of maturity; or (b) involve payment of points and fees by the consumer in excess of the greater of 8% of the loan amount or $400. A failure to comply with HOEPA subjects the lender to a loss of all finance charges and fees paid by the consumer and may be grounds for rescission by the consumer. HOEPA raises significant questions as to its application and interpretation, especially in cases involving clerical errors that result in mistaken disclosures. We may make loans that are subject to HOEPA and if we do so we intend to comply with the requirements of the HOEPA. However, it is possible that we may inadvertently fail to comply with the requirements of the HOEPA, which may result in unanticipated costs and losses to us.

        Further, the California legislature and local governments have enacted certain statutes and ordinances designed to discourage so-called "predatory" lending practices by mortgage lenders. The Predatory Lending Law in California applies to consumer loans with an original principal balance of less than $250,000 and provides civil and administrative remedies against persons who willfully and knowingly violate provisions of this law. We do not intend to make any loans that would be subject to this California statute or any such local ordinance, although it is possible that we may inadvertently make a loan that is subject to such statute or ordinance, which may result in unanticipated costs and losses to us.

Risks Relating to Our Borrowing

        We have and in the future may assign any portion of our loan portfolio as security to a third party lender, and if we fail to meet our payment or other obligation under the loan from the third party lender, we may risk losing the loans we assign as security to such lender and the lender may have recourse to our other assets, which would adversely affect our financial condition and the return on investment of our members.

        We may borrow funds in order to fund mortgage loans. We may assign most or all of our loan portfolio to such lenders for the loans.

        The cost of the funds that we will be borrowing from lenders may accrue interest at a floating rate of interest. However, to date, most or all of our loans have been made at a fixed rate of interest. If the floating rate on funds borrowed should increase such that the cost of borrowed funds exceeds the fixed rate of interest that we are earning on the fixed rate portion of our loan portfolio, we may default under our loan and security agreement with a lender. If some or all of our loan portfolio is assigned to a lender as security for the loan, we would be at risk of losing our assets (i.e., our loans and the underlying real property security), which loss may subsequently cause losses to members.

        Various other events may cause us to default under a loan thereby allowing a lender to foreclose on our loan portfolio. These events may include our failure to observe any of the covenants contained in the loan agreement, our default under any other loan agreement to which we are a party, the bankruptcy or insolvency of the Manager, and other events specified in the loan agreement. Thus, we are at risk of losing most or all of our loan portfolio on the occurrence of many events that do not directly relate to our ability to service the loans and some of which are not within our control.

        As of September 30, 2007, we had one promissory note outstanding in the principal amount of $21,181,767, related to a loan from our affiliate Income Fund. The original principal amount of the loan was $25 million, which Income Fund borrowed from Wells Fargo Foothill in order to make the loan to us. We borrowed this amount in order to originate a $48 million loan to several affiliated borrowers which loan is secured by several large land properties. This loan is one of three loans to the same borrowers secured by deeds of trust with differing priorities on these properties: a $48 million loan, a $20 million loan and an $18 million loan. We have no ownership interest in the $20 million loan but we own a 15.2% interest in the $18 million loan. The borrowers under these loans have not made any payments since the last disbursement from the interest reserve in July 2007. The lenders on all three loans have entered into forbearance agreements with the borrowers to forbear exercising remedies for six months on certain conditions. As the owner of a portion of the $18 million loan, we have elected to make advances to pay interest on the $20 million loan in order to protect our lien position. Another holder of a portion of the $18 million loan, also managed by the Manager, has elected to make advances to pay interest on the $48 million loan. As security for the loan from Income Fund and the loan from the Wells Fargo Foothill, we pledged our interest in the $48 million loan to Income Fund and Wells Fargo Foothill and our interest in the Fund II Collateral. Income Fund has assigned our $25 million promissory note to Wells Fargo Foothill and its interest in the Fund II Collateral as security for the $25 million loan that it received from Wells Fargo Foothill. Our promissory note to Income Fund, as well as the Wells Fargo Foothill loan to Income Fund, matured on May 31, 2007. The Wells Fargo Foothill loan was renegotiated as of May 31, 2007 for interest only payments and extended to August 31, 2007. Our note to Income Fund was concurrently amended to extend the maturity date until May 31, 2008 pursuant to a First Amendment to Promissory Note and Pledge and Security Agreement dated May 31, 2007. Wells Fargo Foothill and Income Fund entered into a forbearance agreement (and an amendment thereto) in which Wells Fargo Foothill agreed to not exercise remedies until November 30, 2007. The forbearance agreement also increased the interest rate on the loan to LIBOR plus 6.5% (as of September 30, 2007, the rate was 12.165%), increasing our payments to Income Fund correspondingly. The Manager is currently in discussions with Wells Fargo Foothill to further extend the forbearance until August 12, 2008. Income Fund has also agreed not exercise remedies pending discussions with Wells Fargo Foothill. The Manager anticipates that if we, through Income Fund, continue to make interest payments on the Wells Fargo Foothill loan and we are proceeding with respect to the $48 million loan in a manner acceptable to Wells Fargo Foothill, it will not foreclose on our pledged interest in the $48 million loan.

        If Wells Fargo Foothill elected to exercise its remedies and foreclosed on the Fund II Collateral, we could lose our equity in the Fund II Collateral unless we are able to repay the Wells Fargo Foothill loan or protect our interest by bidding at the foreclosure sale. There is no assurance that we will have cash sufficient to pay the Wells Fargo Foothill loan prior to a foreclosure sale. Wells Fargo Foothill would also have recourse against our assets and will not be required to first seek recovery from the Fund II Collateral. Whether Wells Fargo Foothill should choose to recover the current amount we owe under the $25 million loan from our general assets or from a foreclosure on the Fund II Collateral, there would be an adverse effect on our financial condition and amounts available for distribution to our members.

Risks Relating to the Manager

        Members will not have any opportunity to participate in our management and must rely on the Manager and the principals of the Manager to manage us; therefore, the loss of the Manager or any of its principals may adversely affect our business and operations.

        Members will not have a voice in our management decisions and can exercise only a limited amount of control over the Manager. In addition, members will have no opportunity to review potential Fund loans. The Manager will make all decisions with respect to our management, including the determination as to what loans to originate or purchase, and we are dependent to a substantial degree on the Manager's continued services. In the event of the dissolution, death, retirement or other incapacity of the Manager or its principals, our business and operations may be adversely affected.

        We will compete with the Manager and its affiliates, as well as others engaged in the mortgage lending business, including other investors which may limit the availability of secured loans and the quality of our loan portfolio, and the Manager will not be required to devote its full time to our affairs.

        The Manager has substantial prior experience in the mortgage lending business. Due to the nature of our business, our profitability will depend to a large degree upon the future availability of secured loans or loan interests. We will compete with the Manager, its affiliates, its investors, institutional lenders and others engaged in the mortgage lending business, some of whom have greater financial resources and experience than us. Competition in the mortgage lending business may affect our ability to obtain both the quantity and quality of loans that we desire for our loan portfolio. In addition, the Manager is not required to devote its full time to our affairs, but only such time as the Manager may deem to be reasonably necessary for the conduct of our business. Its management of other entities may limit the time and services that it devotes to us.

        Our success is dependent on the performance of the Manager, and therefore, if the Manager is unable to serve as our manager for any reason or unable to devote the time necessary to manage us, our performance may be adversely affected.

        Because our day-to-day affairs are managed exclusively by the Manager, and we rely on the Manager's expertise to locate and evaluate lending opportunities for us and to manage our loan portfolio, our performance may be adversely affected if it becomes necessary to find another manager if the Manager, for any reason, were unable to continue to serve in this capacity or unable to devote the time necessary to manage our affairs. If the Manager suffers or is distracted by adverse financial operational problems in connection with its operations unrelated to us, its ability to allocate time and/or resources to our operations may be adversely affected. If the Manager is unable to allocate sufficient resources to oversee and perform our operations for any reason, the amount of cash we are able to generate may decrease significantly.

Risks Relating to Our Membership Interests

        Members may not be able to liquidate their membership interests to take advantage of higher returns available from other investments.

        Mortgage interest rates are subject to abrupt and substantial fluctuations, but the purchase of units is a relatively illiquid investment. If prevailing interest rates rise above the average interest rate being earned by our loan portfolio, investors may wish to liquidate their investment in order to take advantage of higher returns available from other investments but may be unable to do so because of limitations on redemptions in our operating agreement. Under our operating agreement, a member may redeem all or a portion of that member's capital account, but only with 60 days' prior written notice to the Manager and subject to availability of cash available to make this redemption. In addition, we will not be required to liquidate the capital account of any redeeming member to the extent the aggregate distributions paid to all redeeming members during any twelve month period would exceed 10% of the aggregate capital accounts of all members at the beginning of such period. Due to these limitations on redemption of a member's capital account, members may not be able to liquidate their investment in a timely manner in order to take advantage of higher returns available from other investments, in an emergency or for any other reason.

        There is no public market for membership interests and none is expected to develop in the future.

        There is no public market for our membership interests and, even if potential buyers could be found, the transferability of units is also restricted by the provisions of the Securities Act of 1933, as amended (the "Securities Act") and Rule 147 thereunder, the California Corporate Securities Law of 1968, as amended, the regulations thereunder and by the provisions of our operating agreement. Any sale or transfer of units also requires the prior written consent of the Manager, which may be withheld in its sole discretion and may require the prior written consent of the California Commissioner of Corporations. Furthermore, members will have only limited rights to redeem their interests or withdraw from the Fund or to otherwise obtain the return of their invested capital. Therefore, all members must be capable of bearing the economic risks of investment in us with the understanding that their membership interests may not be liquidated by resale and should expect to hold their membership interests for an undetermined period of time.

Other Risks

        Changes in tax laws could affect the tax treatment of us as a partnership.

        We are treated as a partnership for federal income tax purposes. Any favorable federal tax treatment presently available to us could be affected by any changes in tax laws that may result through future Congressional action, tax court or other judicial decisions, or interpretations of the Internal Revenue Service.

        We expect to incur significant costs in connection with Exchange Act compliance and we may become subject to liability for any failure to comply.

        As a result of our obligation to register our membership interests with the Securities and Exchange Commission (the "SEC") under the Exchange Act, we will be subject to Exchange Act rules and related reporting requirements. This compliance with the reporting requirements of the Exchange Act will require timely filing of quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K, among other actions. Further, recently enacted and proposed laws regulations and standards have increased the costs of corporate governance, reporting and disclosure practices which are now required of us. Our efforts to comply with applicable laws and regulations, including requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002, are expected to involve significant and potentially increasing costs. In addition, these laws, rules and regulations create new legal bases for administrative enforcement, civil and criminal proceedings against us in case of non-compliance, thereby increasing our risks of liability and potential sanctions.

        Our sales of membership interests in the past could expose us to liability if such sales were to be determined to have been made in violation of Section 3(a)(11) of the Securities Act.

        We have offered our membership interests in reliance upon an exemption from the registration requirements of Section 5 of the Securities Act, afforded by Section 3(a)(11) of the Securities Act and Rule 147 thereunder (collectively, the "Intrastate Offering Exemption").

        One requirement of the Intrastate Offering Exemption is that we offer or sell our membership interests only to persons resident within the State of California. If a person purchases our membership interests on behalf of other persons, those other persons also must be resident within the State of California. The Intrastate Offering Exemption is unavailable for all offers and sales of our membership interests in a specific issue of membership interests if any of our membership interests sold in that issue are purchased by or on behalf of persons not resident within the State of California.

        Adeline Investments, Inc., a Nevada corporation whose principal place of business is San Francisco, California ("Adeline"), is an affiliate of the Manager. At times in the past, Adeline has owned our membership interests, but currently does not own any such membership interests. Prior to Adeline's acquisition of our membership interests, certain individuals not resident within the State of California loaned money to Adeline. It is possible that once Adeline acquired our membership interests, these loans constituted an indirect investment in us made by Adeline on behalf of these individuals.

        If it is determined that such an indirect investment occurred, the offers or sales of our membership interests in issues affected by such indirect investment would not qualify for the Intrastate Offering Exemption. In addition, our offers and sales of membership interests in those issues would not have complied with the registration requirements of Section 5 of the Securities Act since it is not likely that such offers or sales would qualify for any other exemption from the registration requirements. Under the Securities Act, we would be liable to persons purchasing our membership interests for the consideration paid, plus interest thereon, if the offer or sale was made in violation of Section 5 of the Securities Act (provided the purchaser brought the action within one year after the sale). No similar statute of limitations applies to enforcement or remedial actions that may be taken by the SEC with respect to violations of the registration requirements of Section 5.

ITEM 2.    FINANCIAL INFORMATION.

Selected Financial Data

        The following table presents selected historical financial data pertaining to us. The information in the following table has been derived from our unaudited financial information for the nine-month periods ended September 30, 2007 and September 30, 2006, and from our audited financial statements for the years ended December 31, 2006, 2005 and 2004. The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and related notes appearing elsewhere in this Registration Statement on Form 10.

SELECTED FINANCIAL DATA

CMR Mortgage Fund II, LLC

	September 30,		December 31,
	2007	2006	2006	2005	2004
Selected Financial Data
Summary of Operations:
Interest income	$10,217,594	$10,705,275	$14,806,358	$4,968,823	$1,047,687
Interest on advances to borrowers	254,975	141,153	207,343	546,696	0
Other interest income	417,201	110,687	208,074	127,768	13,724
Total interest income	10,889,770	10,957,115	15,221,775	5,643,287	1,061,411
Loan servicing fees paid to Manager	1,966,231	1,711,869	2,361,457	675,792	164,617
Other gains	—	—	307,111	0	0
Interest expense	2,334,351	1,155,794	1,959,928	0	0
Provision for loan losses (recovery)	1,186,393	1,629,907	1,675,777	252,210	107,875
Operating expenses	1,421,404	828,715	1,203,778	557,611	138,795
Net income	3,981,391	5,630,830	8,327,946	4,157,674	650,124
Other Data:
Total assets	121,919,415	136,038,496	125,702,800	75,458,712	24,593,859
Loans and advances
End of period	111,998,534	126,075,651	117,103,913	70,406,934	21,589,333
Average	114,572,119	102,977,353	108,231,360	41,431,772	8,362,311
Borrowings	27,181,767	27,150,741	23,508,511
Members' capital
End of period	91,925,769	107,677,440	99,779,132	72,464,558	23,677,589
Average	98,545,180	98,579,510	100,307,339	49,102,361	10,470,079
Financial Ratios:
Yield on average loans (net) and advances	12.19%	14.04%	13.87%	13.31%	12.53%
Return on average loans (net) and advances	5.03%	7.29%	7.69%	10.03%	7.77%
Return on average members' capital	5.85%	7.62%	8.30%	8.47%	6.21%

Management's Discussion and Analysis of Financial Condition and Results of Operations

        Overview.    We are a California limited liability company organized on September 5, 2003 for the purpose of making or investing in business loans secured by deeds of trust or mortgages on real properties located primarily in California. The loans are arranged and serviced for us by the Manager. We fund our lending activities by selling our membership interests, selling all or a portion of our interest in the loans in our loan portfolio and accessing credit from third party lenders, as well as from the Manager or affiliates of the Manager. We commenced operations in February 2004. We ceased accepting new members in the third quarter of 2006.

        Our business strategy is to generate current income by making or investing in mortgage loans with borrowers for whom quick decisions, available funding and flexible underwriting are the primary considerations (compared to the lengthier or more burdensome underwriting processes often required to originate and fund a loan by conventional commercial mortgage lenders, such as commercial banks, in order to fund a loan), or for whom the collateral type (e.g., undeveloped land or partially leased office buildings in need of repairs or maintenance and/or remodeling) or their credit histories precludes financing from conventional commercial mortgage lenders. Loans are arranged by the Manager from repeat borrowers, referrals, new "off-the-street" borrowers, advertising in real estate trade journals and business publications, or from loan brokers engaged and paid by the borrower. In addition, from time to time, we identify loans or portfolios of loans originated by other third parties that match our own origination criteria and acquire these loans or portfolios of loans. Although profitable, this has not been a significant part of our mortgage investing activities. Interest that we earn on our loans has been and is expected to continue to represent our primary source of revenue.

        Generally speaking, the underwriting by the Manager focuses primarily on the value of the collateral securing the loan, and secondarily on the general creditworthiness and reputation of the borrower. The collateral is generally real properties—predominantly commercial income-producing structures or land held by businesses. The land can be itself income-producing (e.g., vineyards) or may be held for commercial or residential development. The collateral may include a security interest in the equity of the entity holding the asset or other interests such as water rights, personal property, work product, equipment or other business assets. In most cases, a personal guarantee of the borrower or the principal owner of the borrowing entity is obtained. As a result of the nature of our underwriting and lending our business model generally results in higher delinquency and foreclosures than experienced by conventional commercial mortgage lenders. Historically, higher delinquencies and foreclosures have not led to higher charge-offs.

        Our operating results are primarily affected by:

  •
  the cash available to invest in loans and our goal of managing the level of cash to be sufficient to meet operating expenses and distributions to investors in a timely manner;

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  the amount of funding available through borrowings to finance investments in loans and the costs of these borrowings;

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  the ability of the Manager to source and provide us with suitable loans;

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  the level of real estate lending activity in our market and competition from other lenders;

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  the interest rates on the loans we make and those on the loans in which we invest;

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  the level of loan losses experienced, including the gains and losses from the disposition of foreclosed properties;

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  general national and local economic conditions and trends that influence the level of real estate investments and the prices thereof and in turn impact the demand for the financing of real estate investments; and

  •
  our operating costs, which consist of amounts paid to the Manager (servicing and asset management fees) and professional services, primarily legal, accounting, audit and tax.

        Most of our assets are fixed-rate mortgage loans. We have not invested in derivative instruments or otherwise engaged in hedging transactions to reduce the risks of interest rate changes. In the future, we may consider hedging transactions as a tool in managing our interest rate risk.

        The commercial mortgage loan business often is vulnerable to changes in macroeconomic conditions, including levels of interest rates. If softness in economic conditions results in decreases in interest rates, more borrowers may prepay their loans and we may not be able to reinvest the amounts repaid in loans generating as high a yield. To stay fully invested, our Manager may be required to arrange loans for us on terms less favorable to us or to make loans involving greater risk to us.

        Interest rate movements also affect real estate values, as do quality and location of the real property, cash availability and end-user demand. Modest movements in real property values or interest rates are not expected to significantly affect our performance. A severe decline in real estate values could adversely affect the value of collateral underlying the loans which, in an event of default, could adversely affect ultimate collection of loan principal and interest and result in losses to us. Deterioration in economic conditions could also increase loan delinquencies and loan defaults with comparable effect. Decreases in loan payoffs, increases in loan delinquencies and defaults, and/or decreases in the yield in our mortgage-

loan portfolio (including increases in REO), would reduce the cash we have available for distribution to our members and impact our returns.

        The loans we invest in are relatively higher yielding loans at LTV ratios that are relatively lower than is typical with conventional commercial mortgage lenders. Historically, our loans have been originated with annual interest rates that have averaged between 12% and 13.95%, while LTV's have averaged below 65%. Since our formation in 2003, the challenge of originating these loans has been particularly pronounced due primarily to increased competition from other commercial mortgage lenders, rapidly increasing commercial property values and demands from potential borrowers for higher LTV loans and lower interest rates.

        For many commercial property types such as apartment buildings, office buildings, hotels and retail buildings, values have risen over the past five years. During the same period, capitalization rates, a popular method of valuing income properties, decreased to their lowest levels in decades. As capitalization rates decrease, property values go up since the same net income results in higher valuations. The commercial property markets also experienced unprecedented demand from investors and lenders. Many of these investors and lenders came from overseas as the global economy expanded resulting in sizable amounts of liquidity in the real estate, private equity and financial markets.

        In California and some other states, office properties increased in value significantly, resulting in part from low vacancy rates and rising rental rates, increasing their values. Hotels also experienced higher occupancy and average daily rates, increasing their values. Apartment values rose with higher occupancy rates and, in some areas, a significant interest from investors competing to purchase well-located buildings for conversion to condominiums.

        Over the past five years, and particularly in California, there also has been a proliferation of competing lenders vying to originate mortgage loans. Many lenders who only a few years ago were not active commercial real estate lenders began to enter the market or increase the aggressiveness of their lending efforts. Some of these lenders were engaged in the same type of lending as the Manager, with a focus primarily on the value of the underlying real estate collateral and less on the general creditworthiness and reputation of the borrower. Many hedge funds—some of them recently formed—began competing vigorously for commercial mortgage loans. In addition, several publicly traded REITs and other large publicly traded real estate companies began more actively lending against commercial real estate properties. A number of lenders and investors formed collateralized debt obligation programs which securitized mortgage loans and related other securities often secured by the same types of properties against which the Manager had traditionally originated loans.

        The strong increase in property values, the falling capitalization rates, the increased number of other lenders engaged in our type of mortgage lending and the general availability of credit and liquidity resulted in a very competitive lending environment over the past several years. Loan requests were at or above the highest ranges of our LTV limitations and at interest rates lower than our targeted yields. The Manager also became concerned about not only lending at high LTV ratios, but doing so on appraised values that have increased as a result of shrinking capitalization rates and the relatively lower level of net income supporting these new valuations.

        During this period, the Manager and many others in the real estate and mortgage financing industries began to anticipate the eventual downturn in the residential real estate markets. Home prices throughout the United States had risen dramatically beginning in the last half the 1990s and continuing through 2006. Home prices (and commercial real estate values) have always been cyclical and many of the commonly watched ratios and statistics such as the ratio of the average homeowner's income needed to make mortgage payments, the ratio of home prices relative to average income levels, the percentage of those able to afford to purchase homes and others had been stretched to what were considered by many to be unsustainable levels.

        The Manager has always believed in the cyclical nature of the real estate market and that downturns in the real estate markets are inevitable over time. By holding a portfolio of loans with relatively lower LTVs, we believed we would be better able to withstand a significant decrease in real estate values without suffering large losses of uncollected principal and interest under our loans.

        As of September 30, 2007, approximately 84% in aggregate principal amount of our loans was secured by California real estate. Also, as of September 30, 2007, 82% of our loan portfolio was secured by undeveloped land (69% in California and 13% outside of California), most of which properties do not generate current income. Undeveloped land can be held for future residential, commercial, or mixed-use development projects. The percent of loans secured by undeveloped land by type are to 3% residential and to 15% commercial and mixed-use. These geographic and land type concentrations of location and land type serve to increase our risk of adverse effects on our results of operations and cash flow from a local or regional real estate market downturn or one that affects particular types of properties (or affects particular types of properties more severely).

        Due to the significance of loans collateralized by land held for residential development, the reversal in housing markets and the recent turmoil of the capital markets, particularly those elements that provide funding to subprime, Alt-A, and prime jumbo (non-conforming) lenders and borrowers, are expected to challenge our results of operations and cash flows. Although preliminary estimates of gross domestic product indicated growth at a robust 4% in the second quarter of 2007 (significantly improved from 0.7% in the first quarter), conditions in the housing sector remain exceptionally weak. Sales of existing and new homes continued in August 2007, and housing inventories continued to climb. In August 2007, inventory levels reached a 10 month supply (8.2 months for new homes) surpassing the worst point observed during the 1990-91 recession. Housing prices are generally declining, but unevenly. Much of the larger declines are in California and Arizona. Taken together, the slow home absorption rates and an increasing inventory of vacant developed lots are creating financial difficulties and an uncertain future for the home builders and land developers, who are our borrowers. Homebuilder confidence fell in October to its lowest level since 1985, when record keeping began. In this uncertain market, prices for land held for residential development declined. The decline is exacerbated by the lack of buyers and available funding. Therefore, recent sales of land tend to be by highly motivated sellers to purchasers seeking rock-bottom prices.

        Forward indicators for housing—the number of housing starts and housing permits registered sharp declines in August 2007—portend a future rebalancing of supply and demand. The Joint Center for Housing Studies of Harvard University states: "The length and depth of the current correction will depend on the course of employment growth and interest rates, as well as the speed with which builders pare down excess supply." Economists of the Federal National Mortgage Association project that housing activity will stabilize in the second half of 2008, unfortunately with additional price declines into 2009. They project home sales to decline 15% in 2007 and nearly 10% in 2008. The three-year (2006-2008) drop in single-family sales would be the largest since the housing downturn of 1979-1982. Sustained gains in sales are forecast to begin in early 2009. A 2007 paper from the Fisher Center for Real Estate & Urban Economics at the Haas School of Business at U.C. Berkeley forecasts even more dramatic declines in new single-family housing starting from 1.7 million in 2005 to 750,000 in 2008. Existing home sales are forecasted to decline from 7 million to 5.3 million in 2008.

        Offsetting the near term correction is a more positive longer term outlook for housing. Household growth (in large part due to immigration and the children of these immigrants) is projected by the Joint Center for Housing Studies to exceed 14.6 million between 2005 and 2015 (exceeding by two million the strong growth of 1995 to 2005). While the Center projects continuing challenges from housing affordability, strong household growth bodes well for a rebalancing of for-sale housing inventory in 2009.

        The Manager believes that the above economic conditions in the housing market have, in fact, resulted in a significant decrease in value in certain regions for land held for residential development. This decline is uneven across regions and even across projects within the same region. It may be a short-term or a longer-term event.

        The general decline in value of land held for residential development is in some cases offset by an increase in value attributed to progress on land development, such as annexation by a town or municipality or granting of entitlement status that moves the project closer to a stage where lots can be sold, individually or in bulk.

        The Manager reviews the collateral value of the land for each project in making the determination to recognize in the current period interest income for financial reporting and to determine if adjustments to the reserve for loan losses and/or adjustments to the carrying values of REO. (See "Critical Accounting Estimates" below in this section).

        As to commercial real estate, other than land held for residential development, values appear to be holding steady or for some properties and property types increasing. The Federal Reserve Board in "The Beige Book" dated October 17, 2007, in the section on the Twelfth District—San Francisco states: "In contrast to housing, market demand for commercial real estate advanced further, and positive absorption continued in most areas despite the availability of substantial new construction." The Manager believes that similar market conditions exist in the markets in which it has lent.

        Critical Accounting Estimates.    Preparation of our financial statements requires the Manager to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical experience, independent evaluations (such as appraisals of specific properties), market data on real estate and real estate transactions available from public sources, industry and market research and forecasts, discussions with real estate brokers, developers and investors and various other sources and factors we believe to be reasonable and reliable under the circumstances. The Manager periodically reviews our accounting policies and these estimates and assumptions and make adjustments when facts and circumstances dictate. Our accounting policies that are affected by estimates principally relate to the determination of (i) the allowance for loan losses (i.e., the amount of allowance established against loans receivable as an estimate of probable loan losses), including the accrued interest and advances that are estimated to be unrecoverable based on estimates of amounts to be collected plus estimates of the value of the property as collateral, and (ii) the valuation of real estate owned through foreclosure. Different estimates and assumptions in the application of these policies could result in material changes in our financial condition, results of operations, or cash flows.

        Our assets do not trade regularly on public exchanges or in public markets. Most, if not all, transactions are negotiated privately with individuals or other funds. The Manager frequently negotiates such transactions for us and other funds it manages. Because information on trades and transactions is not publicly available, the Manager estimates fair values based on the best available data, including transactions it has completed and transactions it has been offered.

        The Manager analyzes loans and the related accrued interest, late fees and advances weekly for collectability and recoverability. Delinquencies are identified and monitored as part of the loan servicing process. Delinquencies are determined based upon contractual terms. For past due loans, interest continues to accrue, and to be recognized as revenue in the financial statements, if the loan is adequately collateralized (up to 90% loan-to-collateral value) and the loan is in the process of collection. If warranted, a provision is made for loan losses to adjust the allowance for loan losses to an amount considered by the Manager to be adequate, with due consideration for collateral values, to provide for unrecoverable loans and receivables, including impaired loans, other loans, accrued interest, late fees and advances on loans and other accounts receivable (unsecured). We charge off uncollectible loans and related receivables directly to the allowance account once it is determined that the full amount is not collectible.

        If the probable ultimate recovery of the carrying amount of a loan, with due consideration for collateral values, is less than amounts due according to the contractual terms of the loan agreement, the carrying amount of the investment is reduced to the present value of future cash flows discounted at the loan's effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral. See "Asset Quality" below in this section.

        Real estate held for sale, including real estate acquired through foreclosure, is stated at the lower of the recorded investment in the loan, plus any senior indebtedness, or the property's estimated fair value, less estimated costs to sell. We periodically compare the carrying value of real estate to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds the future undiscounted cash flows, the assets are reduced to estimated fair value through a provision for REO losses and a valuation account.

        Recent events and trends in the real estate and capital markets and the economy have been taken into consideration in the process of arriving at the allowance for loan losses.

        We cannot assure you that economic difficulties or other circumstances that would adversely affect our borrowers and their ability to repay outstanding loans will not occur. Such inability to pay which would be reflected in increased losses in our loan portfolio, which could result in actual losses that exceed reserves previously established.

  Other Accounting Policies.

  Revenue Recognition

        We recognize interest as revenue for financial reporting so long as collateral adequately secures the loan and the collection effort is ongoing because the presumption is that the borrower will repay the debt and we will not acquire the property/collateral to satisfy the debt. A loan is classified as non-accrual for financial reporting purposes when any one of the following four events occurs:

  •
  When a notice of sale ("NOS") on a property is recorded, the loan collateralized by the property becomes non-accrual. If a loan is secured multiple properties, an NOS on any one property results in non-accrual status for that loan.

  •
  When the current combined loan to value ("CLTV") ratio exceeds 90%. The CLTV calculation includes all amounts due including advances; accrued interest on advances; senior debt and accrued interest; fees and advances on senior debt; and an estimate for the cost of foreclosure and the cost of sale.

  •
  The borrower declares bankruptcy. If the bankruptcy only impacts a small portion of the collateral and the remaining collateral continues to meet the CLTV criteria and it reasonable to expect the borrower to satisfy the loan, then the bankruptcy doesn't require non-accrual status.

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  A loan is more than 12 months delinquent.

  Allocation of Profits and Losses; Distributions.

        Our profits are allocated among the members first in proportion to any losses previously allocated to them until the losses have been recouped and then on the basis of their relative capital account balances (i.e., percentage interests) as of the first day of the month; provided that if membership interests are purchased, increased or decreased during the month, the profits realized during the month will be prorated in proportion to the number of days during the month that each member held a capital account on a weighted average basis. Losses, if any, are allocated monthly as of the last day of the month to members in accordance with their percentage interests.

        Members may elect to receive monthly cash distributions equal to their percentage interest of cash available for distribution or have those amounts added to their capital account and reinvested in us. Subject to certain limitations, as described in the operating agreement, members may change their elections. As a result of the ability to elect either cash distribution or reinvestment, a member's proportionate share of total members' capital will likely change over time. Accrued distributions represent the net income not yet distributed to those members who have elected to receive monthly cash distributions.

        Summary of Financial Results.    The following discussion is designed to provide a better understanding of significant trends related to our financial condition and results of operations. The discussion should be read in conjunction with our audited financial statements and notes thereto and the other financial information appearing elsewhere in this Registration Statement on Form 10.

        Set forth below are summaries of our financial results for the nine months ended September 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004.

Results of Operations
Nine months ended September 30, 2007 and 2006

	Nine Months Ended September 30, 2007	Percent of Revenues, net	Nine Months Ended September 30, 2006	Percent of Revenues, net
Revenues:
Interest income:
Interest on loans	$10,217,594	114.5	$10,705,275	115.8
Interest on advances to borrowers	254,975	2.8	141,153	1.5
Other interest income	417,201	4.7	110,687	1.2

Total interest income	10,889,770	122.0	10,957,115	118.5
Less: Loan servicing fees	1,966,231	22.0	1,711,869	18.5

Total interest income, net of servicing fees	8,923,539	100.0	9,245,246	100.0

Gain on sale of loan	—	—	—	—

Gain on sale of real estate owned	—	—	—	—

Total revenues, net of servicing fees	8,923,539	100.0	9,245,246	100.0
Interest expense	2,334,351	26.2	1,155,794	12.5
Provision for loan losses	1,186,393	13.3	1,629,907	17.6

Net revenues	5,402,795	60.5	6,459,545	69.9
Operating expenses:
Asset management fees	731,719	8.2	754,769	8.2
Professional services	670,134	7.5	52,855.6
Other operating expenses	19,551.2		21,091.2

Total operating expenses	1,421,404	15.9	828,715	9.0

Net income	$3,981,391	44.6	5,630,830	60.9

  Revenues, Net of Servicing Fees

        Interest income amounted to 122.0% of total revenues, net of servicing fees in the first nine months of 2007 and 118.5% in the first nine months of 2006. Interest income totaled approximately $10.9 million in the first nine months of 2007, a $67,000 (0.6%) decrease over the first nine months of 2006. Interest income on loans accounted for a majority of the change, with interest on loans decreasing $488,000 in the first nine months of 2007 from the first nine months of 2006. The decrease in interest income is due to the $4.8 million net decrease in earning assets as a $16.4 million increase of loans on non-accrual status more than offset an $11.6 million increase in average loans outstanding. Interest income for the first nine months of 2007 and 2006 included interest on advances from borrowers of $255,000 and $141,000, respectively. Advances are amounts we pay to senior lienholders to prevent them from foreclosing on a property or for taxes, insurance, repairs, maintenance or other expenses and will fluctuate from period-to-period.

        The yield on loans and advances in the first nine months of 2007 was 12.19% annualized on average loans and advances of $114.6 million (loans: $112.3 million plus advances: $2.3 million) compared to 14.04% annualized on average loans and advances of $103.0 million (loans: $102.9 million plus advances: $33,000) in the first nine months of 2006. The decline in yield of 185 basis points is primarily attributable to an increase in loans on non-accrual status ($17.2 million at September 30, 2007 compared to $750,000 at September 30, 2006) and, at September 30, 2007, real estate owned that had previously been loans on non-accrual status of $8.6 million. Collection of late fees, default interest income and other fees that are recognized when received significantly mitigated the effect of the non-accruing loans and REO.

        Loan servicing fees increased to approximately $2 million in the first nine months of 2007 (an increase of $254,000 or 14.9%) from $1.7 million in the first nine months of 2006. Loan servicing fees were 2% of the principal of each loan and were paid as interest income was collected. This increase reflects the increasing average size of the loan portfolio.

  Interest Expense

        Interest expense in the first nine months of 2007 of $2.3 million was attributable to the note payable to Income Fund, an affiliate of the Manager, in the original amount of $25 million. Income Fund obtained the loan from Wells Fargo Foothill and passed the proceeds through to us so that we could fund a $48 million loan. This was our first such borrowing and was obtained in May 2006. The rate, all in, of this borrowing was 13.47%.

  Provision for Loan Losses

        The provision for loan losses decreased $444,000 (27.2%) to $1.2 million in the first nine months of 2007 from $1.6 million in the first nine months of 2006. The first nine months of 2006 included a $1.3 million writedown recorded on a foreclosed property, while the first nine months of 2007 included no similar writedowns.

  Operating Expenses

        Operating expenses increased $593,000 (71.5%) in the first nine months of 2007 from the first nine months of 2006. Professional services accounted for substantially all of the increase, amounting to $670,000 in the first nine months of 2007, which was $617,000 (1,168%) more than the $53,000 in the first nine months of 2006. The increase is attributable to significantly higher professional fees, primarily legal, accounting, and audit services, resulting from preparation for the registration of our membership interests under the Exchange Act and our need to comply with the reporting and other requirements of the Exchange Act. We expect these reporting and other requirements, including complying with the provisions of the Sarbanes Oxley Act of 2002 ("Sarbanes Oxley"), will result in higher professional fees, offset by certain efficiencies gained. Asset management fees, which amount to 1% annually of our "net asset value" and which are payable monthly, decreased 3.0% in the first nine months of 2007 from the first nine months of 2006. This resulted from a decrease in month end members' capital balances in the first nine months of 2007 as compared to the same period in 2006.

  Net Income

        Net income in the first nine months of 2007 amounted to $4.0 million, a $1.6 million (29.2%) decrease from the $5.6 million recorded in the first nine months of 2006 primarily because of increases in interest expense ($1.2 million) and professional fees ($617,000) and decreases in total interest income ($67,000) and loan losses ($443,000). The net income represents returns of 5.39% annualized on average equity of $98.5 million for the first nine months of 2007 and 7.62% on average members' capital of $98.6 million for the first nine months of 2006. We have continued to make monthly distributions to members, however, at an estimated rate of 9% of average equity through and including December 31, 2007. Whether the net income will equal 9% will depend on the operating results of the fourth quarter. As of the date of this filing, we are currently in the process of preparing the 2007 year-end financial statements which will contain the year-to-date income statement inclusive of the operating results of the fourth quarter. Until these financial statements are prepared, the actual net income for the year will not be known; however on December 31, 2007 the Manager purchased $6.2 million of impaired loans and also paid an additional $600,000 to us in connection with the June 2006 purchase of an REO in which the Manager paid 10% in cash and financed the remaining 90% with a note payable to us. The carrying value of the REO was $4.6 million and the sales price was $5.9 million, resulting in a $1.3 million gain to us. Accounting standards applicable to real estate required this gain to be deferred until such time that the cumulative payments equal at least 20% of the total purchase price. These actions by the Manager enabled us to recognize $3.3 million of additional income, including the previously deferred $1.3 million gain on sale of an REO plus $2.0 million of previously forgone interest income. In addition to these transactions, the Manager may also, at its sole discretion, agree to forego 2007 asset management fees and operating expenses otherwise due and payable from us. Without such actions by the Manager or if such actions are not sufficient, either by themselves or in combination with other possible actions, to cause the actual yield to equal the estimated 9% distribution, then the amounts distributed in excess of the actual yield would constitute a return of members' capital, not a distribution of profits.

Results of Operations
Years Ended December 31, 2006, 2005, and 2004

	2006	Percent of Revenues, net	2005	Percent of Revenues, net	2004	Percent of Revenues, net
Revenues:
Interest income:
Interest on loans	$14,806,358	112.4%	$4,968,823	100.0%	$1,047,687	116.8%
Interest on advances to borrowers	207,343	1.6	546,696	11.0	—	—
Other interest income	208,074	1.6	127,768	2.6	13,724	1.5

Total interest income	15,221,775	115.6	5,643,287	113.6	1,061,411	118.3
Less: Loan servicing fees	2,361,457	17.9	675,792	13.6	164,617	18.3

Total interest income, net of servicing fees	12,860,318	97.7	4,967,495	100.0	896,794	100.0
Gain on sale of loan	165,664	1.3	—	—	—	—
Gain on sale of real estate owned	141,447	1.0	—	—	—	—

Total revenues, net of servicing fees	13,167,429	100.0	4,967,495	100.0	896,794	100.0
Interest expense	1,959,928	14.9	—	—	—	—
Provision for loan losses	1,675,777	12.7	252,210	5.1	107,875	12.0

Net revenues	9,531,724	72.4	4,715,285	94.9	788,919	88.0

Operating expenses:
Asset management fees	1,027,163	7.8	503,293	10.1	104,865	11.7
Professional services	151,039	1.1	46,987	0.9	28,416	3.2
Other operating expenses	25,576	0.2	7,331	0.1	5,514	0.6

Total operating expenses	1,203,778	9.1	557,611	11.1	138,795	15.5

Net income	$8,327,946	63.3%	$4,157,674	83.7%	$650,124	72.5%

  Revenues, Net of Servicing Fees

        Interest income amounted to 116% of total revenues, net of servicing fees in 2006, 114% in 2005 and 118% in 2004. Interest income totaled approximately $15.2 million in 2006, a $9.6 million (170%) increase over 2005. The 2005 total interest income of approximately $5.6 million was an increase of $4.6 million (432%) over the $1.1 million recorded in 2004, our first year of operations. Interest income on loans accounted for a majority of the change, with interest on loans increasing $9.8 million in 2006 from 2005 and $3.9 million in 2005 from 2004. The 2005-2006 increase reflects a growth in average loans outstanding of $66.8 million; the 2004-2005 increase reflects a growth in average loans outstanding of $33.1 million. Interest income for 2005 was impacted positively by $547,000 in interest on advances to borrowers (amounting to 11% of interest income for that year), as compared to $208,000 in 2006 and $14,000 in 2004. Advances are amounts we pay to senior lienholders to prevent them from foreclosing on a property or for taxes, insurance, repairs, maintenance or other expenses and will fluctuate from year to year.

        The yield on loans and advances was 13.87% in 2006 on average loans and advances of $108.2 million (loans of $108 million plus advances of $255,000); 13.31% in 2005 on average loans and advances of $41.4 million (loans of $38.4 million plus advances of $3.0 million); and 12.53% in 2004 on average loans and advances of $8.3 million (loans of $8 million plus advances of $2,000). The yield fluctuations are typical for a fund in the first years of operation when pricing of individual loans, loans in non-accrual status and collection of ancillary fees recorded as revenue when received have a more significant impact on yield than when the fund is larger and loan amounts are more consistent period-to-period. Loans including accrued interest and advances on non-accrual status were $4,437,234 in 2006 and $7,182,027 million in 2005. There were no loans on non-accrual status in 2004. The yield is impacted positively by collection of late fees, default interest income and other fees that are recognized when received.

        Loan servicing fees increased to approximately $2.4 million in 2006 (an increase of $1.7 million or 250%) from $675,000 in 2005 (an increase of $511,000 or 311%) from $165,000 in 2004. Loan servicing fees were 2% of the principal of each loan and were paid as interest income was collected. This increase reflects the increasing average size of the loan portfolio.

        Total revenues, net of servicing fees for 2006 included a $166,000 gain on sale of a loan and $141,000 gain on sale of real estate owned. As with advances, sales of loans and real estate occur from time to the normal course of business.

  Interest Expense

        Interest expense in 2006 of $1.9 million was attributable to the note payable to Income Fund, an affiliate of the Manager, in the original amount of $25 million. Income Fund obtained the loan from Wells Fargo Foothill and passed the proceeds through to us so that we could fund a $48 million loan. This was our first such borrowing and was obtained in May 2006. The rate, all in, of this borrowing was 13.23%.

  Provision for Loan Losses

        Provision for loan losses was $1.6 million in 2006, $252,000 in 2005, and $108,000 in 2004. A provision for loan losses sufficient to maintain a non-specific (i.e., general) reserve for loan losses of one-half of one percent (0.5% or 50 basis points) of the amount of loans and advances outstanding was recorded in 2006, 2005 and 2004. In 2006, an additional provision was recorded of $1,151,017 to write down the value of a property acquired through foreclosure to the appraised value, less estimated costs to sell of $200,000, for a total of $1,351,017, and a specific reserve of $95,000 for another loan. There were no such specific adjustments to the provision in 2005 and 2004.

  Operating Expenses

        Operating expenses increased $646,000 (116%) in 2006 over 2005 and $419,000 (302%) in 2005 over 2004.

        Asset management fees, which amount to one percent annually of our "net asset value" and which are payable monthly, accounted for the significant part of the increase, growing $524,000 (or 104%) in 2006 over 2005 and $398,000 (380%) in 2005 over 2004. This growth was again attributable to the growth in our loan portfolio.

        Professional services amounted to $151,000 in 2006, which was $104,000 (221%) more than the $47,000 recorded in 2005, which was $19,000 more than the $28,000 recorded in 2004. Professional fees are primarily legal, accounting, and audit services and the increase cost is in line with the increasing size and complexity of our operations. The increase is also attributable to the additional legal, accounting, and audit services required to prepare for the registration of our membership interests under the Exchange Act and our need to comply with the reporting and other requirements of the Exchange Act.

  Net Income and Annualized Rate Return to Members

        Net income amounted to $8.3 million for 2006 (8.30% of average members' equity of $100.3 million); $4.2 million for 2005 (8.74% of average members' equity of $49.1 million); and $650,000 for 2004 (6.20% of average members' equity of $9.7 million). The increase in average equity is attributable to sale of membership interests, net of withdrawals, and the reinvestment of distributions by members.

        Lending Capacity and Assets.    From inception in February 2004, our lending capacity had increased at December 31, 2006, to $123.3 million (members' capital of $99.8 million and note payable of $23.5 million). Cash and equivalents ($4.1 million), loans ($115.3 million) and advances ($1.2 million) increased in the same period to $120.6 million or 98% of available capacity. The lending capacity at December 31, 2005 had increased from inception to $74.6 million (members' capital plus investors in applicant status). Cash and equivalents, loans and advances increased to $74.6 million or 100% of capacity. The increase in funding capacity in 2006 over 2005 was $48.7 million, or 65%, and approximately half of this increase was due to borrowings. As we are no longer accepting new members at this time, future growth in lending capacity will come from reinvestment of earnings and additional contributions from existing members and from borrowings.

        Loan Portfolio and Asset Quality.    As of September 30, 2007, December 31, 2006, December 31, 2005 and December 31, 2004 our mortgage investments aggregated 26, 36, 29, and 19, respectively. The average loan balances were $1,135,526 and $2,487,228 at the end of 2004 and 2005, respectively, and increased to $3,276,915 as of December 31, 2006 and $4,162,652 as of September 30, 2007. The average loan balance in our loan portfolio has been increasing since 2004, the first year of operations.

        During the year ended December 31, 2006, we sold a 100% interest in one whole loan at the face value of $19.5 million to an unrelated party. The Manager retained a sub-servicing right in this transaction. As a result of a spread between the note yield and the yield provided to the purchaser, we recorded a gain of $166,000.

        Approximately $14,754,425 (14%), $17,230,425 (15%) and $2,800,000 (4%) of the loans we invested in were more than 90 days delinquent in monthly payments as of September 30, 2007, December 31, 2006 and December 31, 2005, respectively. Of these loans, the amounts attributable to borrowers who filed bankruptcy were approximately $973,000 (1%), $65,000 (0%) and $10,000 (0%), respectively. In addition, loans past maturity (delinquent in principal) but current in monthly payments were approximately $0 (0%), $60,000 (0%) and $0 (0%), respectively. Four loans totaling approximately $5,012,000, as of December 31, 2006, were paid off in full and no partial paydowns on loans were made subsequent to year end. (For financial reporting purposes the Total Outstanding Loan Balance is presented net of the allowance for loan losses and the amounts in trusts for interest reserves and future advances; for purposes of this paragraph it is presented on a gross basis.)

        We have negotiated various contractual workout agreements with borrowers whose loans are past maturity or who are delinquent in making payments. We are not obligated to fund additional money on these loans as of September 30, 2007. There are four loans totaling approximately $11,555,000 subject to workout agreements as of September 30, 2007.

        As of September 30, 2007 and December 31, 2006, 2005, and 2004, we held the following types of mortgages.

	September 30, 2007	December 31, 2006	December 31, 2005	December 31, 2004
First Trust Deeds	$13,236,908	$11,952,555	$31,505,621	$1,435,000
Second Trust Deeds	7,175,962	19,278,192	25,872,000	10,800,000
Third Trust Deeds	13,791,744	12,891,744	550,000	550,000
Mixed Trust Deeds	73,983,296	73,846,271	14,202,000	8,790,000

Total	$108,187,910	$117,968,931	$72,129,621	$21,575,000

Commercial Real Estate	$4,950,329	$7,383,271	$17,777,121	$10,675,000
Residential Real Estate	3,100,000	1,090,000	200,000	4,740,000
Land	89,179,581	98,302,660	31,412,500	360,000
Mixed-Use Properties	10,958,000	11,193,000	22,740,000	5,800,000

Total Outstanding Loan Balance(1)	$108,187,910	$117,968,931	$72,129,621	$21,575,000

(1)
For financial reporting purposes the Total Outstanding Loan Balance is presented net of the allowance for loan losses and the amounts in trusts for interest reserves and future advances; it is presented on a gross basis in this table.

        Asset Quality. A consequence of originating or investing in loans is that losses may occur. The actual amount of such losses, if any, may vary from time to time. Factors that affect such potential risks include general economic conditions of the real estate market as well as specific conditions in a particular sub-market (e.g., land development), availability of funds in the capital market, and the experience and expertise of the borrower. While many of these factors are beyond the control of the Manager, they can be monitored and used by the Manager in assessing potential risks.

        Institutional lenders are subject to regulations that, among other things, require them to perform ongoing analyses of their loan portfolios (including analyses of loan-to-value ratio, reserves, etc.) and to obtain current information regarding their borrowers and the securing properties. While the Fund is not subject to these regulations, the Manager has adopted many of these practices. The Manager has a weekly scheduled servicing meeting (and special meetings as warranted) in which any potential risks to the loan portfolio are discussed and analyzed. These discussions include:

  •
  prevailing economic and real estate market (and sub-market) conditions;

  •
  evaluation of industry trends;

  •
  availability of funds in the capital market;

  •
  type and dollar amount of loans in the loan portfolio;

  •
  our historical loss experience;

  •
  review and evaluation of loans identified as having loss potential;

  •
  the current fair market value of the underlying collateral(s);

  •
  estimated net realizable amount of the underlying collateral(s);

  •
  status of any improvements, rehabs, sales, rents, or entitlements; and

  •
  borrower's and guarantor's financial condition including any potential adverse situations that may affect the borrower's or guarantor's ability to pay.

        The evaluation of a loan or loan portfolio and determining any potential losses is not an exact science. It requires an evaluation of all of the facts available as well as a best efforts estimate of imprecise or unavailable information. While there is no precise methodology whereby the Manager can absolutely predict the potential loss on a loan, the Manager considers each of the above factors in light of the underlying collateral and borrower, along with the number and amount of delinquent loans, of loans subject to workout agreements and of loans in bankruptcy, in determining allowances for loan losses, but there can be no absolute assurance that the allowance is sufficient. Because any decision regarding the allowance for loan losses reflects judgment about the probability of future events, there is an inherent risk such judgments will prove incorrect. Actual losses may exceed (or be less than) the amount of loss reserves. To the extent that we experience losses greater than the amount of our reserves, we may incur a change to earnings that will adversely affect operating results and the amount of distributions payable to members.

        The Manager, as part of the quarterly closing of our accounting records and preparation of our financial statements, evaluates our loan portfolio along with all the analysis established through our servicing meetings. Loan losses are established based on the Manager's evaluation of any risks inherent in our loan portfolio along with a review of the analysis provided for the individual loans by the assigned loan officer.

        Additions to the allowance for loan losses are made by charges to the provision for loan losses. Loan losses deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged off amounts are credited to the allowance for loan losses. As of September 30, 2007, management believes that the allowance for loan losses of $1,871,238 is adequate in amount to cover probable losses.

        Changes in the allowance for loan losses for the nine months ended September 30, 2007 and September 30, 2006, and the years ended December 31, 2006, 2005 and 2004 were as follows.

	Nine months ended September 30,		Years Ended December 31,
	2007	2006	2006	2005	2004
Balance, beginning of the period	$684,845	$360,085	$360,085	$107,875	$—
Provision	1,186,393	1,629,907	1,675,777	252,210	107,875
Charge-offs	—	(1,351,017)	(1,351,017)	—	—

Balance	$1,871,238	$638,975	$684,845	$360,085	$107,875

Mortgage Loans—Delinquencies
As of September 30, 2007

	Outstanding Loan Balance Payable to Us	Percent of Total Balance to Loan Portfolio
30-59 days delinquent	$12,588,000	11%
60-89 days delinquent	$600,000	1%
90+ days delinquent(1)	$14,754,425	14%

Total	$27,942,425	26%

(1)
The properties securing these loans are in foreclosure.

        Real Estate Owned.    At September 30, 2007, we held title to two properties that we foreclosed on in 2007. The net realizable value of these properties is estimated to be $10.4 million. These properties do not currently generate revenue. Expenses for these properties including payments to the senior lienholders are expected to be approximately $250,000 per quarter.

        During 2006, one property was acquired through foreclosure with a loss of $1,351,017. The Manager bought the property from us at the carrying value of the property plus the reported loss. The gain is being reported on the installment sale method of accounting. Expenses for this property were reimbursed by the Manager.

        No properties were acquired through foreclosure during 2005 or 2004.

  Liquidity and Capital Resources.

        The primary sources of long-term liquidity and capital are the sale of new membership interests, existing loan investment payoffs and loan interest received. Due to the fact that new subscriptions were not being accepted, there were no unpaid subscriptions or investors in application status at September 30, 2007 and December 31, 2006. Short-term liquidity needs are met by selling both partial and whole interests in loan investments, which provides additional liquidity and capital diversification. During 2006, we sold one loan and also borrowed in order to fund a loan. Member redemptions are subject to waiting periods with an as-available provision and are capped at 10% of average members' capital over any 12 month period, providing a natural short and long-term duration match of the funding liabilities and capital with the assets. Historically, the availability of capital constrained investment in loans. More recently, the loan duration has been increasing due to constriction in the liquidity and credit markets and the overall downturn in real estate sales transactions. Additionally, we experienced an increase in member redemption requests associated with the general market uncertainty and the downturn in the real estate market in 2007. Due to this increase in redemption requests, the time from the date of the redemption request to actual redemption has lengthened. This trend is believed to be temporary, but has resulted in a short-term slow down in investment in loans. Any loan paydowns received will go to redemption requests primarily, and then to investment in loan interests.

        In 2006, net cash provided by financing activities amounted to $40.9 million, compared to $46.2 million and $23.8 million in 2005 and 2004, respectively. Contributions from members amounted to $44.4 million in 2006, which were partially offset by redemptions and distributions of $24.9 million. Contributions from members amounted to $55.8 million in 2005, which were partially offset by redemptions and distributions of $11.0 million. Net cash used by financing activities totaled $8.7 million in the first nine months of 2007 compared to net cash provided by financing activities of $54.8 million in the first nine months of 2006. The change was the result of ceasing to accept new members resulting in minimal cash contributions from existing members in 2007 compared to $46.8 million in cash contributions from new and existing members for the same period in 2006.

        In 2007 and prior years, we made cash available for distribution monthly based on a 9% assumed annual yield. When subscribing for membership interest, subscribers must elect whether to receive monthly distributions of cash or to "reinvest" their prorated share of the profit allocation in their capital accounts.

        Members may redeem all or part of their capital accounts on 60 days' written notice, subject to the availability of our cash flow, although we can limit all such redemptions to not more than 10% of aggregate outstanding capital accounts during any 12-month period. We are not required to establish a reserve fund for making these payments and have not done so. Member redemptions amounted to $21.2 million in the nine months ended September 30, 2007, $9.4 million or 21% in 2006 and $9.6 million or 19% in 2005. At September 30, 2007, $3.5 million in requests for redemption were pending.

        Investing activities used cash totaling $46.5 million in 2006, $48.8 million in 2005 and $21.6 million in 2004 as we invested the member contributions in loans. The sale of one loan in 2006 generated $19.1 million and was the primary source of cash provided by investing activities over the three-year period. Investing activity used cash of $3.2 million in the first nine months of 2007 compared to $62.0 million in the first nine months of 2006. The reduction in cash used in investing activities was a result of fewer loans being originated in the first nine months of 2007 as compared to the same period in 2006. This was caused primarily by the decrease of funds available to loan in 2007 due to lower loan payoffs and the closing of the Fund to new members on June 1, 2006, which caused a $42.0 million reduction in contributions from members in the first nine months of 2007 as compared to the same period in 2006.

        Operating activities provided cash of $5.2 million in 2006, a decrease of $712,000 from 2005. Although net income increased from $4.2 million in 2005 to $8.3 million in 2006, an increase of due from related parties of $2.1 million and an increase of $1.7 million in accrued interest receivables caused a net decline in the cash flow. The increase in accrued interest receivables was primarily caused by the increase in loans secured by land. Although these loans are still well secured, the borrowers generally have not made the monthly interest payments after the initial interest reserves were depleted. In addition, the net amount due from related parties (after deducting amounts due to related parties) increased $2.5 million in 2006 from 2005 reflecting amounts funded at the closing of loans and held by the Manager in a trust account as an interest reserve or for future advances. Operating activities provided cash of $7.9 million in the first nine months of 2007, a $3.0 million increase from the same period in 2006. This resulted primarily from the $2.3 million decrease in due from related parties and a $750,000 increase in due to related parties as compared to the same period in 2006, which amounts were partially offset by a $1.6 million decrease in net income.

        Operating activities provided cash of $5.9 million in 2005, an increase of $6.6 million from the $898,000 of cash used by operations in 2004. Net income amounted to $4.2 million. In contrast to 2006, the net amount due to related parties (after deducting amounts due from related parties) increased $1.9 million in 2005 from 2004, reflecting collection of funds due from the sale of loan participation shares that were held in escrow at December 31, 2004.

        From time to time, we may borrow funds from a third party lender (which may, but is not required to, be a bank or other financial institution), the Manager or its affiliates in order to fund additional mortgage loans or for other liquidity needs. As of September 30, 2007, we had one outstanding obligation in the original amount of $25 million to a fund affiliated with the Manager. Income Fund, which borrowed $25 million from Wells Fargo Foothill and in turn loaned us that amount in order for us to originate a new loan. The Wells Fargo Foothill loan is secured with a hypothecation and assignment of the promissory note and deed of trust of the new loan that the Manager originated. See "Item 1A—Risk Factors—We have and in the future may assign any portion of our loan portfolio as security to a third party lender, and if we fail to meet our payment or other obligation under the loan from the third party lender, we may risk losing the loans we assign as security to such lender and the lender may have recourse to our other assets, which would adversely affect our financial condition and the return on investment of our members." The Manager on behalf of us is currently seeking to obtain a line of credit in an amount of approximately $50,000,000 to provide cash to pay for redemptions by members and other liquidity needs.

        Our cash and cash equivalents amounted to $146,991 at September 30, 2007, compared to $4,138,948 at December 31, 2006, and $4,556,991 at December 31, 2005. The Manager may establish, but has not to date established, a contingency reserve fund. Such a fund, if established, would be used to provide for (i) regular expenses incurred by us such as accounting and legal expenses associated with being a reporting company under the Exchange Act, (ii) losses due to nonperforming loans, and (iii) advances which may be necessary to protect our interests.

        The level of cash and cash equivalents at September 30, 2007 was sufficient to provide for our operating expenses through year end. It was, however, insufficient to fund member redemptions or to provide significant advances in respect of properties should that be necessary to prevent foreclosure by senior lienholders, or otherwise provide for payment of taxes, insurance or other expenses on properties securing our loans. To provide for these latter amounts requires that loans be repaid, that interest be timely collected or that we sell some of our loans or interests in some of our loans, or to borrow from the Manager or third parties. Whether we temporarily reduce or suspend distributions or redemptions to conserve our cash or whether we sell some of our loans or interests in some of our loans or borrow will be determined by the Manager as events develop during the first quarter of 2008.

        Contractual Obligations.    The following table summarizes our contractual obligations as of December 31, 2006.

	Total		Less than 1 year		1-3 years	3-5 years	More than 5 years
Debt Obligations	$21,704,279	(1)	$21,704,279	(1)	—	—	—
Loan Commitments	$3,852,333	(2)	$3,852,333	(2)	—	—	—

Total	$25,556,612		$25,556,612		—	—	—

(1)
Represents the loan from Income Fund described above under "Liquidity and Capital Resources."

(2)
As of September 30, 2007, $0 remained.

        Off-Balance Sheet Arrangements.    We have no off-balance sheet arrangements, except for the obligations described above.

        Recent Accounting Pronouncements.

        Fair Value Measurements.    In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions should be applied prospectively, except for certain specifically identified financial instruments. The Manager does not expect the adoption of SFAS 157 to have a material impact on our financial position or results of operations."

        Fair Value Accounting.    In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement 115 ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and amends SFAS 115 to, and among other things, require certain disclosures for amounts for which the fair value option is applied. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. The Manager does not expect the adoption of SFAS 157 to have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        Our market risk results from changes in interest rates and, to the extent we must foreclose on a property securing a loan, the risks from changes in real estate values.

  Interest Rate Risk

        Our risk resulting from interest rate movements is limited to our variable rate borrowings (LIBOR-based) of approximately $23.5 million. All of our mortgage loans as of the date of this Registration Statement on Form 10 earn interest at fixed rates. Significant (200 or more basis points) changes in interest rates may affect the value of our investment in mortgage loans and the rates at which we reinvest funds obtained from loan repayments and new capital contributions from the members. In addition, interest rate decreases may encourage borrowers to refinance their loans with us at a time where we are unable to reinvest in loans of comparable value.

        The value of loans associated with private mortgage equity is not affected by modest movements (25 to 50 basis points) in interest rates. There is no established secondary market for these loans. If and when private mortgage loans are traded, it is in individually negotiated transactions at which the value of the collateral is the primary price determinate. We invest in private mortgage loans that do not have prepayment or yield maintenance features. There is a resulting high level of uncertainty as to the duration of the asset. Because of these characteristics of this asset type, values move only modestly, if at all, in correlation with small movements in interest rates.

        We do not hedge or otherwise seek to manage interest rate risk as, except as noted, our source of funding is members' capital. We do not enter into risk sensitive instruments for speculative or trading purposes.

        The following table provides information about our financial instruments that are sensitive to changes in interest rates as of September 30, 2007. The presentation, for each category of information, aggregates the assets and liabilities and related weighted average interest rates by their maturity dates for maturities occurring in each of the years 2007 through 2011 and separately aggregates the information for all maturities arising after 2011.

Interest Earning Assets and Interest Bearing Liabilities,
Aggregated by Maturity Date
September 30, 2007

	2007	2008	2009	2010	2011	Thereafter	Total
Interest earning assets:
Money market accounts	$9,330	—	—	—	—	—	$9,330
Average interest rate	2.75%
Loans secured by trust deeds	$0	$13,236,908	$7,175,962	$13,791,744	$73,983,296	—	$108,187,910
Average interest rate	13.5%	12.7%	12.9%	12.8%	12.9%
Interest bearing liabilities:
Note payable	$21,181,767	—	$6,000,000	—	—	—	$27,181,767
Average interest rate	12.165% (1)		12.5%

(1)
LIBOR plus 5.25%

Credit Risk

        While the Manager may consider the income level and general creditworthiness of a borrower to determine a borrower's ability to repay the loan according to its terms, such considerations are typically subordinate to a determination that the value of secured collateral will provide a sufficient source of funds for loan repayment. At December 31, 2006 and September 30, 2007, our loan portfolio was secured by deeds of trust on real estate with the following characteristics:

	As of December 31, 2006
	First Deeds of Trust		Second Deeds of Trust		Third Deeds of Trust		Mixed Deeds of Trust		Total
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Commercial real estate	4	$5,950,000	5	$930,000	—	—	4	$503,271	13	$7,383,271
Residential real estate	—	—	1	1,090,000	—	—	—	—	1	1,090,000
Land	5	6,002,725	5	17,258,192	2	12,891,744	5	62,150,000	17	98,302,661
Mixed use properties	—	—	—	—	—	—	5	11,193,000	5	11,193,000

Total	9	$11,952,725	11	$19,278,192	2	$12,891,744	14	$73,846,271	36	$117,968,932

	As of September 30, 2007
	First Deeds of Trust		Second Deeds of Trust		Third Deeds of Trust		Mixed Deeds of Trust		Total
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Commercial real estate	1	$2,852,033	1	$10,000	—	$—	2	$2,088,296	4	$4,950,329
Residential real estate	—	—	2	3,100,000	—	—	—	—	2	3,100,000
Land	7	10,384,875	2	4,065,962	2	13,791,744	5	60,937,000	16	89,179,581
Mixed use properties	—	—	—	—	—	—	4	10,958,000	4	10,958,000

Total	8	$13,236,908	5	$7,175,962	2	$13,791,744	11	$73,983,296	26	$108,187,910

Type of Property	Loan to Value Ratio per lending policies	Loan to Value Ratio of Loans in Portfolio as of September 30, 2007	Loan to Value Ratio of Loans in Portfolio as of December 31, 2006
Commercial(1)(2)	75%	68%	58%
Residential (single family)	75%	60%	58%
Land	60%	47%	43%
Mixed Use	75%	78%	72%

(1)
Because LTV ratio lending policies do not apply to purchase money financings, we excluded from the September 30, 2007 LTV ratio for Commercial Property the LTV ratio relating to property securing a $5.4 million loan which we made to the Manager to enable the Manager to purchase property on which we had foreclosed. The LTV ratio for the property securing this loan is greater than 100%. If the LTV ratio for this property is included in the LTV ratio table above for Commercial Property, the LTV would be 103% and 110% for September 30, 2007 and December 31, 2006, respectively.

(2)
The increase in the LTV ratio is primarily driven by the inclusion at September 30, 2007 of one loan with a balance of $1.2 million and a LTV ratio of 74% that was not held by us at September 30, 2006.

ITEM 3.    PROPERTIES.

        Our principal executive office is located at 62 First Street, 4th Floor, San Francisco, California, 94105, and our telephone number is (415) 974-1100. The facility for the administrative and professional offices of the Manager. The facility, which is the consists of approximately 11,800 square feet of office space, which the Manager leases from Sixty-Two First Street, LLC, an affiliate of the Manager, for $25,728 per month. The lease expires on April 30, 2008 and is renewable for an additional one-year term with notice. The Manager believes that its existing facility is adequate for its current use.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        (a)   We have no officers or directors, and all of the management powers are vested in the Manager. As of December 31, 2007, the Manager did not own any of our membership interests. The following table shows, as of December 31, 2007 the capital account balance of each person who is known to us to own more than 5% of the total members' capital.

Name and Address	Member's Capital Account Balance	Percentage of Total Fund Capital Account Balances
G. Samuels P.O. Box 129 Pleasanton, CA 94566	5,458,684	5.83%

        (b)   The following table shows, as of December 31, 2007, the equity balance of each executive officer and director of the Manager.

Name	Member's Capital Account Balance	Percentage of Total Fund Capital Account Balances
Craig Raymond	1,423	Less than 1%
Directors and executive officers as a group	1,423	Less than 1%

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS.

        We are a California limited liability company and have no directors or officers. All management powers are vested in the Manager, California Mortgage and Realty, Inc., which is a Delaware corporation. The following table sets forth certain information with respect to the executive officers and directors of the Manager:

Name	Age	Position
David Choo	44	Director and President
James Gala	55	Chief Executive Officer and Chief Financial Officer
Craig Raymond	63	Senior Vice President and Secretary

        David Choo has been the President of the Manager from 1994 to the present and its sole director since 1998. He has also served as Chairman of the Manager since 1998 and as Secretary from 1994 to 1999. Mr. Choo became licensed as a California real estate broker in 1995. He has worked continually in the real estate investment industry since 1986. Mr. Choo is the immediate past president and a director of the California Mortgage Association and was previously a director of the California Trust Deed Broker's Association, a predecessor organization to the California Mortgage Association. He is a past member of the Mortgage Association of California and is a member of the Mortgage Banker's Association. Mr. Choo received dual bachelor degrees in Economics and Computer Science from the University of California at Berkeley in 1984.

        James Gala has been the Chief Executive Officer of the Manager since January 30, 2006 and was also elected to serve as Chief Financial Officer effective June 2006. Prior to joining the Manager, Mr. Gala was President and Chief Executive Officer of California Savings Bank from November 2004 to January 2006. Mr. Gala previously served as Chief Financial Officer of Fremont Bank from January 2003 to November 2004 and Senior Vice President, Loan Servicing & Post Closing, of Wells Fargo Home Mortgage from April 2001 to June 2002 and Senior Vice President, Servicing, from September 2000 to March 2001. Mr. Gala received a B.S. in Business Administration from Ohio State University in 1974.

        Craig Raymond has been the Senior Vice President of the Manager since January 2005 and Secretary since 2000 and served as Vice President from 2000 to 2004. He served as advisor to numerous real estate investors, property managers, real estate and mortgage brokers and contractors for more than ten years before joining the Manager in August 1999. He was also an infantry officer in the U.S. Army for more than 20 years, specializing in training and fiscal management. Colonel Raymond received a B.S. in Business Administration from the University of California at Berkeley in 1966 and an M.A. in Management from Webster University in 1978.

ITEM 6.    EXECUTIVE COMPENSATION.

        We have no officers and directors and all of the management powers are vested in the Manager.

  Compensation to the Manager and its Affiliates.

        The following summarizes the forms of compensation to be received by the Manager and its affiliates pursuant to our policies and our operating agreement. All of the amounts described below are payable regardless of our success or profitability. None of the following compensation was determined by arm's-length negotiations. The Manager retains the right to terminate all or any portion of its business relationship with us at any time, in which event we would seek to retain one or more other firms to perform the various services rendered by the Manager as described below.

Form of Compensation Paid by Fund	Estimated Amount or Method of Compensation	Amount of Compensation in 2006
Fees for Negotiating the Purchase of Discounted Loans from Third Parties(1)	Anticipated to average between 3%-6% of the principal amount of each loan but may be higher or lower depending upon market conditions.	$0
Loan Servicing Fee	Up to 2% of the principal amount of each Fund loan on an annual basis, payable monthly (i.e., 1/6th of 1% per month), but only as interest is received by us.	$2,361,457
Asset Management Fee	1/12th of 1% of Net Assets Under Management, payable monthly (i.e., 1% per year).(2)	$1,027,163
Reimbursement of Expenses	Reimbursement for actual out-of-pocket organization, registration and syndication expenses and all of our operating and administrative expenses, including legal and accounting fees relating to this registration statement.	$0
Commissions on Sales of Foreclosure Properties	Anticipated to average between 3%-6% of the sales prices of such properties but payable only to the extent we receive the total amount of our investment in the property.	$0

Form of Compensation Paid by Borrower	Estimated Amount or Method of Compensation	Amount of Compensation in 2006
Origination, Forbearance and Renewal Fees(3)	Origination and renewal fees are anticipated to average between 3% and 6% of the principal amount of each loan conditions. Forbearance fees are anticipated to be between 1% and 1.5%. These fees may be higher or lower depending upon market conditions.	$5,173,356
Loan Processing and Documentation Fees	Prevailing industry rates, of approximately $1,000 per loan for documentation fees and $1,000 per loan for loan processing fees. These fees may vary depending on market conditions.	$15,000

Footnotes from above:

(1)
To the extent the Manager negotiates the purchase of a loan for us at a discount (i.e., for a purchase price lower than the par value of the loan) from non-affiliated third parties, the Manager may be paid a commission based upon the principal amount of the loan purchased; however, no such commission will exceed the amount of the discount obtained in connection with the loan.

(2)
"Net Assets Under Management" means the total Fund capital, including cash, notes (at book value), real estate owned (at book value), accounts receivable, advances made to protect loan security, unamortized organizational expenses and any of our other assets valued at fair market value, less our liabilities. We will pay the Asset Management Fee to the Manager on the last day of each calendar month with respect to Net Assets Under Management as of the first day of the immediately preceding month.

(3)
In the case of loans made under our finance lender's license, we will pay to the Manager an amount equal to any origination, forbearance or renewal fees that we receive from or is paid by borrowers. In the case of loans made under the Manager's real estate broker's license, the Manager may receive brokerage commissions payable solely by the borrower.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Sale of Property to the Manager

        Pursuant to the terms of our operating agreement, in the event we become the owner of any real property by foreclosure on a loan, we may sell such property to the Manager or an affiliate of the Manager, provided:

          (a)   no foreclosed property will be sold to the Manager or an affiliate of the Manager unless the Manager has first used its best efforts to sell any property at a fair price on the open market for at least 90 days;

          (b)   in the event any property is sold to the Manager or an affiliate of the Manager, the net purchase price must be (i) no less favorable to us (taking into account any avoided commissions or other cost savings) than any bona fide third-party offer received, and (ii) no less than the total amount of the our "investment" in the property; and

          (c)   neither the Manager nor any of its affiliates receives a real estate commission in connection with such sale.

        We foreclosed on one of our loans and formed a Nevada limited liability company called Fremont 4170, LLC ("Fremont 4170") in anticipation of the foreclosure sale. Fremont 4170 took fee simple title to the property in the foreclosure sale. The Manager conducted a market study to determine the best course of disposal for the property and concluded that because of a then pending lawsuit to enforce its title claim and general market conditions, a longer term disposition of the property, including potential change of the property use, would be preferable to maximize the sale value of this asset. The Manager also concluded that it would be more qualified to hold and dispose of the property since we do not normally hold or own real property. Because the Manager determined that the market value of the property at that time was less than our investment in the property, the Manager purchased Fremont 4170 from us for a total price of approximately $6 million, which was the total amount of our investment in the property. The Manager made a down payment of $604,642 in cash and delivered a promissory note and deed of trust in our favor for $5.4 million. The interest rate on the promissory note is 12.5% per annum and the note matures on January 1, 2010. David Choo, the sole director of the Manager and its president, has guaranteed the loan up to an amount of $2 million.

Loan Sales to the Manager

        We may sell existing loans to the Manager or its affiliates, but only so long as we receive net sales proceeds from the sale equal to the total unpaid balance of principal, accrued interest and other charges owing under such loan, or the fair market value of such loan, whichever is greater. The Manager receives no fees or commissions in connection with these sales.

        We may purchase existing loans from the Manager or its affiliates so long as:

          (a)   at the time of purchase the borrower is not in default under the loan; and

          (b)   no brokerage commissions or other compensation by way of premiums or discounts may be paid to the Manager or any of its affiliates by reason of such purchase (except loan origination fees earned upon initial funding of the loan).

        The Manager regularly sells loans or portions of loans in our loan portfolio to and purchases loans or portions of loans for our loan portfolio from other funds that it manages. By selling loans or portions of loans, we are able to more efficiently invest amounts that we receive from repayments of the principal amount of loans and from the sale of our membership interests.

Payment of Sub-Servicing Fees to the Manager

        In addition to acting as servicer for all of the loans in our loan portfolio, the Manager acts as sub-servicer for one loan we sold to ING. In connection with the sale, the Manager became the sub-servicer for the loan, and is paid a monthly sub-servicing fee of 2% per annum of the unpaid principal balance of the loan but only if the borrower makes all required interest payments on the loan on a current basis. To date, we and the Manager have received all monthly payments from ING. See "Item 1—Business—Our Mortgage Loan Portfolio."

Loan from Affiliate of the Manager

        We have one loan outstanding with a balance of approximately $21.2 million, as of September 30, 2007, which we indirectly borrowed from Wells Fargo Foothill through Income Fund, an affiliate of the Manager, in order to make a loan of $48 million. Income Fund borrowed $25 million from Wells Fargo Foothill and used the loan proceeds to make a loan to us for $25 million. Our promissory note to Income Fund, as well as the Wells Fargo Foothill loan to Income Fund, matured on May 31, 2007. The Wells Fargo Foothill loan was renegotiated as of May 31, 2007 for interest only payments and extended to August 31, 2007. Our note to Income Fund was concurrently amended to extend the maturity date until May 31, 2008 pursuant to a First Amendment to Promissory Note and Pledge and Security Agreement dated May 31, 2007. Wells Fargo Foothill and Income Fund entered into a forbearance agreement (and an amendment thereto) in which Wells Fargo Foothill agreed to not exercise remedies until November 30, 2007. The forbearance agreement also increased the interest rate on the loan to LIBOR plus 6.5% (as of September 30, 2007, the rate was 12.165%), increasing our payments to Income Fund correspondingly. The Manager is currently in discussions with Wells Fargo Foothill to further extend the forbearance agreement until August 12, 2008. Income Fund has also agreed not exercise remedies pending discussions with Wells Fargo Foothill. See "Item 1A—Risk Factors—We have and in the future may assign any portion of our loan portfolio as security to a third party lender, and if we fail to meet our payment or other obligation under the loan from the third party lender, we may risk losing the loans we assign as security to such lender and the lender may have recourse to our other assets, which would adversely affect our financial condition and the return on investment of our members."

ITEM 8.    LEGAL PROCEEDINGS.

        There are no legal proceedings to which we are a party or to which our property is subject, nor to the best of the Manager's knowledge are any material legal proceedings contemplated.

        The SEC has notified the Manager that it is conducting an informal inquiry relating to the Manager and us in order to determine whether there have been violations of the federal securities laws. In conjunction with this inquiry, certain information has been requested from us. The Manager is currently in the process of responding to the inquiry and has and will continue to cooperate with the SEC in response to its requests. The Manager believes that there will not be a material impact to our financial position or operations as a result of this inquiry.

ITEM 9.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

          (a)   Market Information. There is no established trading market for our membership interests, and it is not anticipated that any such trading market will develop. We have no outstanding options, warrants or convertible securities with respect to our membership interests.

          (b)   Holders. We had approximately 896 members as of December 31, 2007.

          (c)   Dividends. As a limited liability company and a partnership for tax purposes, we do not pay dividends. We allocate our profits or losses, if any, on a monthly basis. Members elect whether to receive distributions monthly in cash, or to retain them in their capital accounts, thereby increasing their percentage interests. For 2006 and 2005, we paid distributions in cash to members of approximately $3.9 million and $1.6 million, respectively. Distributions retained in capital accounts for 2006 and 2005 totaled approximately $5.9 million and $2.7 million, respectively.

ITEM 10.    RECENT SALES OF UNREGISTERED SECURITIES.

        We began offering our membership interests in an intrastate offering under a permit issued by the California Department of Corporations on November 20, 2003. We continued to offer membership interests under renewed permits issued by the California Department of Corporations on November 22, 2004, November 10, 2005 and December 15, 2006. Each unit of membership interests was sold at $1,000 with a minimum investment of $2,000 for investment retirement account ("IRA") investors and $5,000 for all other investors. No commissions were paid to any broker-dealer in connection with the sale of any membership interest. We are currently not accepting any additional subscriptions for membership interests.

        All membership interests have been sold pursuant to the exemption from registration under applicable federal securities laws provided by Section 3(a)(11) of the Securities Act and Rule 147 promulgated thereunder, which requires "(i) that the issuer be a resident of and doing business within the state or territory in which all offers and sales are made; and (ii) that no part of the issue be offered and sold to nonresidents within the period of time specified in the rule" (i.e., neither the six-month period immediately preceding nor the six-month period immediately following any offers or sales under Rule 147). Since the Fund is a California limited liability company, it is a resident of California; since its principal office is located within that state at least 80% of its gross revenues during the applicable periods were derived from the operation of a business or from the rendering of services in that state, at least 80% of its assets at the applicable dates were located within that state and at least 80% of the net proceeds of any such offering were intended to be used and used in connection with the operation of a business or the rendering of services within that state, it is deemed to be doing business in California. All members certified on their subscription agreement that they were California residents at that time and all such subscription agreements stated in substance that "[d]uring the period in which securities that are part of [that] issue [were] being offered and sold by the issuer, and for a period of nine months from the date of the last sale by the issuer of such securities, all resales of any part of the issue, by any person, [were to be] made only to persons resident within such state or territory."

        The following table reflects in dollars the amount of membership interests we sold in the last three years (including reinvestments of distributions).

Year	Dollar Amount Sold
2005	$62,008,979
2006	$49,516,320
2007	$9,330,100

ITEM 11.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        The securities being registered are our membership interests which are equity interests held by members. We have offered our membership interests at a purchase price of $1,000 per unit with a minimum subscription of five units per member and two units for an IRA. However, the relative interests of each of the members—their percentage interests—are based on the ratio the capital account of each bears to the aggregate capital accounts of all the members.

        The rights, duties and powers of our members are governed by our operating agreement and the Beverly-Killea Limited Liability Company Act set forth in Title 2.5 of the California Corporations Code (the "LLC Act"). The discussion below of such rights, duties and powers is qualified in its entirety by reference to our operating agreement and the LLC Act. The following is a summary of our operating agreement, which was effective as of November 20, 2003, and which is attached to this Registration Statement on Form 10 as Exhibit 3.1.

        Rights and Liabilities of Members.    Members in their capacities as such are not personally liable for our obligations or for any of our losses beyond the amount of their agreed upon capital contributions and their share of any of our undistributed net income and gains. Members, however, may be liable for return of distributions if necessary to discharge liabilities existing at the time of such distribution.

        Members will have no control over our management except that, with the prior written consent of the Manager, members representing a majority of the percentage interests may approve or disapprove any of the following matters: (a) our dissolution and termination; (b) our merger or consolidation with one or more other entities; (c) certain amendments of the operating agreement; and (d) removal of the Manager and election of a successor manager.

        Capital Contributions.    Our initial membership interests are sold in units of $1,000 each, and no person may acquire less than five units (or two units for an IRA). To purchase units an investor must deliver a subscription agreement together with his or her cash contribution.

        Rights, Powers and Duties of Manager; Deferred Compensation.    Subject to the rights of the members to vote on the matters specified above, the Manager has complete charge of our business. The Manager is not required to devote full time to our affairs but only such time as the Manager may deem reasonably necessary for the conduct of our business. The Manager acting alone has the power and authority to act for and bind us.

        The Manager is granted the special power of attorney of each member to execute, acknowledge, publish and file our operating agreement, our articles and any amendments or cancellation thereof required under California law and any documents which may be required to effect our continuation, the admission of a new or substituted member, the amendment of our operating agreement or our dissolution or termination.

        The Manager will receive substantial compensation in connection with its management duties (see "Item 6—Executive Compensation—Compensation to Manager and its Affiliates"). The Manager may, from time to time in its sole discretion and without any obligation to do so, waive, defer or assign to us any portion of such compensation in order to increase the investment return to members. In such event, the Manager will be entitled to recover this deferred compensation at a later time to the extent that our investment return on members' capital accounts during any subsequent period exceeds 8% per annum on a simple basis.

        Profits and Losses.    Our profits are allocated to members first in proportion to any losses previously allocated to them until the losses have been recouped. Thereafter, our profits and losses are allocated to our members generally in accordance with their respective percentage interests as of the first day of such month (which percentage interests are determined based on the relative percentage of each member's capital to the total members' capital); provided that if any membership interests are purchased, increased or decreased during such month, then the profits realized during that month are prorated in proportion to the number of days during such month that such member's capital account was outstanding on a weighted average basis.

        Cash Distributions.    When subscribing for membership interests, a subscriber must elect whether to receive monthly distributions equal to his or her percentage interests of cash available for distribution from us in cash or to allow his or her profits to be retained in his or her capital account. Members who elect to change their elections must give the Manager 30 days' prior notice. Any member who wants to change his or her election from receiving cash distributions to reinvesting may make this change in election only if there is then in effect a permit issued by the California Department of Corporations for the offering of membership interests. The capital accounts of members who do not elect cash distributions (and their percentage interests) will increase over time relative to those who receive cash distributions.

        Meetings.    No regular meetings of members are required to be held, but the Manager or members representing 10% of our percentage interests may call a meeting. Members may vote in person or by proxy at the meeting. A majority of the percentage interests will constitute a quorum.

        Accounting and Reports.    The Manager will cause to be prepared and furnished to the members within 90 days after the end of each fiscal year an annual report of our operation, which may (but is not required to) be audited by an independent accounting firm. The members will also be furnished such information which members may need for preparation of their federal income tax returns within 90 days after the end of each fiscal year. Any members may inspect the following during reasonable business hours: (1) a current membership list, including the capital contributions, capital account and percentage interest of each member and economic interest owner; (2) the name and business or residence address of the Manager, (3) a copy of our articles; (4) copies of our federal, state and local income tax or information returns and reports for the six most recent taxable years; (5) a copy of our operating agreement; (6) copies of our financial statements, if any, for the six most recent fiscal years; and (7) our books and records relating to our internal affairs for at least the current and past four fiscal years.

        Amendment of the Agreement.    The operating agreement may be amended by the Manager alone (with respect to certain matters, including when there is a change in the character of our business, there is a false or erroneous statement or a if change in our operating agreement is required in order that it accurately represents the agreement among members), or upon the affirmative vote of a majority of the percentage interests with the written consent of the Manager.

        Redemptions from Fund.    Upon not less than 60 days' written notice to the Manager, members may redeem all or part of their capital accounts subject to the limitations discussed below.

        We will not establish a reserve from which to fund redemptions and, accordingly, our capacity to return a member's capital account is restricted to the availability of our cash flow, as determined in good faith by the Manager. For this purpose, cash flow is considered to be available only after all of our current expenses have been paid (including compensation to the Manager and its affiliates) and provision has been made to maintain adequate reserves to meet our anticipated expenses, to fund outstanding loan commitments and approved loans; and to pay all monthly cash distributions on a pro rata basis which must be paid to members who elected to receive such distributions upon subscription for units.

        We are not required to allow redemptions if the aggregate distributions paid to all redeeming members during any 12-month period would exceed 10% of the aggregate capital accounts of all members at the beginning of such period.

        If our current cash flow is inadequate to return a member's capital account immediately, we are not required to liquidate any of our loans prior to maturity for the purpose of liquidating the capital account of a redeeming member and we are merely required to continue paying whatever cash flow is available to redeeming Members until their outstanding redemption requests have been satisfied on a first-come, first-served basis; provided that the Manager has the right to accord priority to the redemption requests of deceased members and ERISA plan investors.

        The Manager also reserves the right to expel a member involuntarily at any time for any reason or no reason, by liquidating and distributing to the member such member's capital account balance, subject only to any outstanding unfulfilled redemption requests from other members.

        The amount that a redeeming member will receive from us is based on the redeeming member's capital account. A capital account is a sum calculated for tax and accounting purposes, and may be greater than or less than the fair market value of such investor's membership interest. The fair market value of a member's interest will generally be irrelevant in determining amounts to be paid upon redemption.

        Limitations on Transferability.    The operating agreement places limitations upon transferability of membership interests. Among other requirements, a transferee may not become a substituted member without the consent of the Manager. A transferee who does not become a substituted member will own an economic interest which entitles him or her only to the share of income or return of capital to which the transferor would be entitled. Economic interest holders will have no voting rights.

        In addition to the restrictions imposed by the operating agreement, additional restrictions are imposed by applicable securities laws. Under the Securities Act, the exemption from registration we relied on is the intrastate exemption provided by Section 3(a)(11). Rule 147 promulgated under that section requires that no resales may be made to residents outside of California during an offering of membership interests and for a nine-month period after the offering terminates. Additionally, such resales may require the prior written consent of the California Commissioner of Corporations.

        Withdrawal or Removal of Manager.    The Manager may withdraw as such on not less than six months written notice, in which event members holding a majority of the percentage interests shall elect a successor. Members holding a majority of the percentage interests may also by written consent remove the Manager with written notice to the Manager. On delivery of the notice or within 90 days thereafter, members holding a majority of the percentage interests may by written notice designate a successor, who shall become the new Manager upon written acceptance of the duties and responsibilities of a Manager.

        Term of Fund.    We will continue indefinitely until dissolved and terminated by (i) approval of members representing a majority of the percentage interests, with the written consent of the Manager; (ii) entry of a decree of judicial dissolution pursuant to the LLC Act; and (iii) operation of law. If at any time there are outstanding unfulfilled withdrawal requests from members representing a majority of the percentage interests, the Manager may treat that as a vote by the members to dissolve us.

        Winding Up.    Upon our dissolution, the Manager will wind up our affairs as follows: (1) no new loans will be made or purchased; and (2) the Manager will liquidate our remaining assets as promptly as is consistent with obtaining the fair market value thereof, either by sale to third parties (including the Manager or affiliates) or by servicing outstanding loans in accordance with their terms; and (3) all cash held by us as of the date of dissolution together with all sums of cash we receive during the winding up process will be applied and promptly distributed to members in proportion to the positive balances in the respective capital accounts, but only after all of our debts have been paid or adequately provided for.

        In the event we dissolve at a time when there are outstanding unfulfilled redemption requests, such redemption requests will be of no further force or effect and all members will thereafter be entitled to receive their pro rata portion of all remaining liquidating distributions in accordance with their respective outstanding capital account balances after all of our debts have been paid or adequately provided for.

        Due to high prevailing interest rates or other factors, we could suffer reduced earnings (or losses) if a substantial portion of its loan portfolio remains and must be liquidated quickly at the end of the five-year winding-up period. Members who complete a redemption prior to any such liquidation will not be exposed to this risk. Conversely, if prevailing interest rates have declined at a time when the loan portfolio must be liquidated, unanticipated profits could be realized by those members who retain their membership interests until such termination.

        Merger with Other Business Entities.    The Manager, upon the prior approval of members representing a majority of the percentage interests, will have the right to merge or consolidate us with one or more other entities, including our affiliates.

        Arbitration.    All controversies or claims related to the operating agreement, or any breach of the operating agreement, are required to be settled by arbitration in accordance with the procedures and requirements of the operating agreement.

ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Our operating agreement (which is attached to this Registration Statement on Form 10 as Exhibit No. 3.1) contains a provision addressing the liability and indemnification of the Manager. That section provides that the Manager, and persons affiliated with the Manager, will have no liability for any loss suffered by us or any member so long as the Manager or such other Person, in good faith, determined that such course of conduct was in our best interests and did not constitute fraud, bad faith or willful misconduct. Further, the Manager, and persons affiliated with the Manager, are entitled to be indemnified and held harmless by us against any loss, expense, claim or liability (including reasonable attorneys' fees) resulting from claims and legal proceedings relating to the performance or non performance of any act concerning our activities, including claims by third parties or members so long as the party to be indemnified determined in good faith that such course was in our best interests and did not constitute fraud, bad faith or willful misconduct.

        Under California law, a manager is accountable to a limited liability company as a fiduciary, which means that a manager is required to exercise good faith and integrity with respect to company affairs. This fiduciary duty is in addition to those other duties and obligations of, and limitations on, the Manager which are set forth in the operating agreement.

ITEM 13.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

        Our audited financial statements as of December 31, 2006 and 2005 and for each of the three years in the three-year period ended December 31, 2006 and our unaudited financial statements for the nine-month periods ended September 30, 2007 and September 30, 2006 appear on pages F-2 to F-26 in this Registration Statement on Form 10.

        The following table sets forth certain unaudited quarterly financial data for each fiscal quarter within the past two fiscal years and for the nine-month period ended September 30, 2007.

SELECTED QUARTERLY FINANCIAL DATA

CMR Mortgage Fund II, LLC

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Revenues (net of provision for loan losses/including Recovery)
2007	$1,845,322	$1,988,068	$1,569,405	N/A	N/A
2006	$2,435,816	$2,811,776	$1,211,953	$3,072,179	$9,531,724
2005	$462,997	$546,143	$862,991	$3,591,102	$$4,715,285
Operating expenses
2007	$354,335	$673,282	$393,787	N/A	N/A
2006	$238,599	$290,787	$299,329	$375,063	$1,203,778
2005	$18,360	$74,688	$36,455	$1,103,925	$1,233,428
Net income
2007	$1,490,987	$1,314,786	$1,175,618	N/A	N/A
2006	$2,197,217	$2,520,989	$912,624	$2,697,116	$8,327,946
2005	$444,637	$471,455	$826,536	$2,415,046	$4,157,674

ITEM 14.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        We have retained and appointed Perry-Smith LLP as our independent registered public accounting firm. Perry-Smith LLP has audited our balance sheet as of December 31, 2006 and 2005 and the related statements of income, changes in members' capital and cash flows for each of the years in the three-year period ended December 31, 2006, as stated in their Report of Independent Registered Public Accounting Firm, which is included in this Registration Statement on Form 10.

ITEM 15.    FINANCIAL STATEMENTS AND EXHIBITS.

(a)
List of financial statements filed.

        Our audited financial statements as of December 31, 2006 and 2005 and for each of the three years in the three-year period ended December 31, 2006 and our unaudited financial statements as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and September 30, 2006 appear on pages F-2 to F-26 in this Registration Statement on Form 10. The index to the financial statements appears on page F-1.

(b)
Exhibits

Exhibit No.	Description
2.1	Articles of Organization filed with the California Secretary of State on September 5, 2003.(1)
3.1	Operating Agreement, effective as of November 20, 2003.(1)

4.1	Form of Subscription Agreement.(1)
10.1	Promissory Note with Allonge, dated May 26, 2006 from CMR Mortgage Fund II, LLC to CMR Income Fund, LLC.
10.2	Pledge and Security Agreement, dated as of May 26, 2006, among CMR Mortgage Fund II, LLC, CMR Income Fund, LLC and Wells Fargo Foothill, Inc.
10.3	Subservicing Fee Agreement, between CMR Mortgage Fund II, LLC and California Mortgage and Realty, Inc.(1)
10.4	Promissory Note, dated December 29, 2006 from California Mortgage and Realty, Inc. to CMR Mortgage Fund II, LLC.(1)
10.5	General Guaranty and Indemnity Agreement, effective as of December 29, 2006, executed by David Choo.(1)
10.6	First Amendment to Promissory Note and Pledge and Security Agreement, dated as of May 31, 2006, between CMR Mortgage Fund II, LLC and CMR Income Fund, LLC.
10.7	Forbearance Agreement, dated November 6, 2007, between CMR Mortgage Fund II, LLC and CMR Income Fund, LLC.
21.1	Subsidiaries of CMR Mortgage Fund II, LLC

(1)
Previously filed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members and Manager
CMR Mortgage Fund II, LLC

        We have audited the accompanying balance sheet of CMR Mortgage Fund II, LLC (Fund), which is managed by California Mortgage and Realty, Inc. (Manager) as of December 31, 2006 and 2005, and the related statements of income, changes in members' capital and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Manager of the Fund. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMR Mortgage Fund II, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Perry-Smith LLP

San Francisco, California
October 29, 2007

CMR MORTGAGE FUND II, LLC

BALANCE SHEET

December 31, 2006 and 2005

	2006	2005
ASSETS
Cash and cash equivalents	$4,138,948	$4,556,991
Loans, secured by deeds of trust, net of allowance for loan losses of $684,845 in 2006 and $360,085 in 2005	115,262,678	69,290,973
Advances to borrowers	1,156,390	755,876
Due from related parties	2,365,375	205,210
Accrued interest receivable and other assets	2,779,409	649,662

Total Assets	$125,702,800	$75,458,712

LIABILITIES AND MEMBERS' CAPITAL
Liabilities:
Accounts payable	$5,959	$—
Accrued expenses	55,090	—
Accrued distributions	749,501	195,149
Due to related party	341,412	654,960
Deferred gain on sale of real estate to related party	1,263,195	—
Note payable to related party	23,508,511	—
Investors in applicant status	—	2,144,045

Total Liabilities	25,923,668	2,994,154

Commitments and contingencies
Members' capital	99,779,132	72,464,558

Total Liabilities and Members' Capital	$125,702,800	$75,458,712

The accompanying notes are an integral part of these financial statements.

CMR MORTGAGE FUND II, LLC

STATEMENT OF INCOME

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Revenues:
Interest income:
Interest on loans	$14,806,358	$4,968,823	$1,047,687
Interest on advances to borrowers	207,343	546,696	—
Other interest income	208,074	127,768	13,724

Total interest income	15,221,775	5,643,287	1,061,411
Less: Loan servicing fees	2,361,457	675,792	164,617

Total interest income, net of servicing fees	12,860,318	4,967,495	896,794
Gain on sale of loan	165,664	—	—
Gain on sale of real estate owned	141,447	—	—

Total revenues, net of servicing fees	13,167,429	4,967,495	896,794
Interest expense	1,959,928	—	—
Provision for loan losses	1,675,777	252,210	107,875

Net revenues	9,531,724	4,715,285	788,919

Operating expenses:
Asset management fees	1,027,163	503,293	104,865
Professional services	151,039	46,987	28,416
Other operating expenses	25,576	7,331	5,514

Total operating expenses	1,203,778	557,611	138,795

Net income	$8,327,946	$4,157,674	$650,124

The accompanying notes are an integral part of these financial statements.

CMR MORTGAGE FUND II, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

For the Years Ended December 31, 2006, 2005 and 2004

				Members' Capital
	Investors in Applicant Status	Units	Members	Retained Earnings	Total Members' Equity
Balance January 1, 2004	$—		$—	$—	$—
Subscription proceeds received	25,803,656
Transfers to members' capital	(25,030,719)	25,031	25,030,719	—	25,030,719
Net income		650		650,124	650,124
Purchase of additional membership units from earnings			286,712	(286,712)	—
Distributions to members		(2,003)	(1,639,842)	(363,412)	(2,003,254)

Balance December 31, 2004	772,937	23,678	23,677,589	—	23,677,589
Subscription proceeds received	57,220,326
Transfers to members' capital	(55,849,218)	55,849	55,849,218	—	55,849,218
Net income		4,158		4,157,674	4,157,674
Purchase of additional membership units from earnings			2,359,849	(2,359,849)	—
Distributions to members		(11,220)	(9,422,098)	(1,797,825)	(11,219,923)

Balance December 31, 2005	2,144,045	72,465	72,464,558	—	72,464,558
Subscription proceeds received	42,296,243
Transfers to members' capital	(44,440,288)	44,440	44,440,288	—	44,440,288
Net income		8,328		8,327,946	8,327,946
Purchase of additional membership units from earnings			4,027,524	(4,027,524)	—
Distributions to members		(25,454)	(21,153,238)	(4,300,422)	(25,453,660)

Balance December 31, 2006	$—	99,779	$99,779,132	$—	$99,779,132

The accompanying notes are an integral part of these financial statements.

CMR MORTGAGE FUND II, LLC

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows form operating activities:
Net income	$8,327,946	$4,157,674	$650,124
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,675,777	252,210	107,875
Gain on sale of loan	(165,664)	—	—
Gain on sale of real estate to related party	(141,447)	—	—
Net changes in operating assets and liabilities:
Accrued interest receivable and other assets	(2,129,747)	(404,807)	(244,855)
Accounts payable and accrued expenses	61,049	—	—
Due from related parties	(2,160,165)	1,349,444	(1,554,654)
Due to related parties	(313,548)	511,627	143,333

Net cash provided by operating activities	5,154,201	5,866,148	(898,177)
Cash flows from investing activities:
Investment in real estate owned	(3,657,275)	—	—
Proceeds from sale of real estate owned	604,642	—	—
Proceeds from loan sale	19,110,000	—	—
Advances to borrowers	(400,514)	(741,543)	(14,333)
Net increase in loans	(62,134,543)	(48,076,058)	(21,575,000)

Net cash used in investing activities	(46,477,690)	(48,817,601)	(21,589,333)
Cash flows from financing activities:
Contributions from members	44,440,288	55,849,218	25,030,719
Distributions/redemptions to members	(24,899,308)	(11,024,774)	(2,003,254)
(Decrease) increase in investors in applicant status	(2,144,045)	1,371,108	772,937
Proceeds from note payable to related party	25,000,000	—	—
Repayment of note payable to related party	(1,491,489)	—	—

Net cash provided by financing activities	40,905,446	46,195,552	23,800,402
Net (decrease) increase in cash and cash equivalents	(418,043)	3,244,099	1,312,892
Cash and cash equivalents at beginning of year	4,556,991	1,312,892	—

Cash and cash equivalents at end of year	$4,138,948	$4,556,991	$1,312,892

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest expense	$1,715,177	—	—
Franchise taxes	$12,590	$6,800	$3,300
Non-cash investing activities:
Real estate acquired through foreclosure	$(2,347,367)	—	—
Note receivable from Manager for sale of real estate owned	$5,400,000	—	—

The accompanying notes are an integral part of these financial statements.

CMR MORTGAGE FUND II, LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND GENERAL FUND PROVISIONS

Organization

        CMR Mortgage Fund II, LLC (Fund) which is managed by California Mortgage and Realty, Inc. (Manager), a Delaware corporation, is a California Limited Liability Company organized on September 5, 2003 for the purpose of making or investing in business loans secured by deeds of trust on real properties—predominately commercial income-producing structures or land held by businesses—located primarily in California. The land can be income-producing (e.g., vineyards) or may be held for commercial or residential development. The Fund's loans are arranged and serviced by the Manager who is licensed as a California real estate broker and a California finance lender and broker. In addition, the Fund has the ability to invest in loans that were not originated by the Manager. Since inception, the Fund has only invested in one loan that was not originated by the Manager. The Manager provides certain operating and administrative services to the Fund. The Manager has complete control of the Fund's business, subject to the voting rights of the members on specified matters and on any other matters which the Manager wishes to submit to a vote. The Manager did not hold any membership interest in the Fund at December 31, 2006 and 2005. An affiliate of the Manager held a membership interest in the Fund at December 31, 2006 and 2005 for $303,607 and $277,569, respectively. The Fund commenced operations in February 2004.

        Because the Fund is a California limited liability company, the liability of each member is limited to the member's investment. The rights, duties and powers of the members of the Fund are governed by the Fund's operating agreement (Operating Agreement) and the Beverly-Killea Limited Liability Company Act. The description of the general Fund provisions contained in these financial statements provides only general information. Members should refer to the Fund's Operating Agreement for the text of the provisions.

        The Fund is subject to applicable federal and state securities laws in its offer and sale of membership interests. Through December 31, 2006, the Fund has offered membership interests pursuant to the exemption from registration for intrastate offerings provided by Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147. Under this exemption, membership interests must be offered and sold only to California residents, the Fund must limit the amount of its investments in assets located outside California, and during an offering of membership interests and for a nine-month period after the offering terminates, members may only resell membership interests (or any portion thereof) purchased in the offering to California residents. Additionally, the Fund is limited in the offering of membership interests up to $150,000,000 (150,000 units), pursuant to a permit issued by the California Department of Corporations on November 20, 2003. As of June 1, 2006, the Fund is not accepting subscriptions for new membership interests.

General Fund Provisions

  Subscription Proceeds and Fund Admission

        Subscribed funds of potential investors are recorded as liabilities of the Fund until their unit proceeds are used to fund a loan or retire the capital of a redeeming member at which time the subscribed units are included in members' capital. Subscription funds not able to be utilized by the Fund within ninety days from the date received are returned. Subscribed funds do not earn interest for the benefit of the potential investor. There were no subscribed units at December 31, 2006 because the Fund is not accepting new subscriptions.

  Profits and Losses

        Profits of the Fund are allocated among the members first in proportion to any losses previously allocated to them until the losses have been recouped and then on the basis of their relative capital account balances (Percentage Interests) as of the first day of the month; provided that if membership interests are purchased, increased or decreased during the month, the profits realized during the month will be prorated in proportion to the number of days during the month that each member held a capital account in the Fund on a weighted average basis. Losses of the Fund are allocated monthly as of the last day of the month to members in accordance with their Percentage Interests.

  Distributions

        Members of the Fund may elect to receive monthly cash distributions equal to their Percentage Interest of cash available for distribution or have those amounts added to their capital account and reinvested by the Fund. Subject to certain limitations, as described in the Operating Agreement, investors may change their election. As a result of this distribution or reinvestment option, a member's proportionate share of total members' capital will likely change over time. Accrued distributions represent the net income not yet distributed to those members who have elected to receive monthly cash distributions.

  Liquidity and Redemptions from the Fund

        Members' capital consists of capital contributions, adjusted for net income and distributions to members. There is no public market for membership interests in the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on the transferability of membership interests and accordingly, an investment in the Fund is not liquid. The Operating Agreement provides that upon not less than sixty days' written notice to the Manager, members may redeem all or part of their capital accounts from the Fund subject to certain limitations. The Fund's capacity to return members' capital is restricted to the availability of existing cash and future cash flows, as determined in good faith by the Manager. In the event that cash and cash flows are inadequate to return a member's capital account, the Fund is not required to liquidate its loans or other assets for the purpose of paying a member desiring to redeem from the Fund. At the Manager's discretion and if cash is available, redemptions are effected in less than sixty days.

Basis of Accounting and Use of Estimates

        The financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America and prevailing practices within the industry.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Manager to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ significantly from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Segment Information

        The Manager has determined that since all of the operations for products and services offered by the Fund are conducted from one location and because resources are not allocated based on the performance of different lending or transaction activities, it is appropriate to aggregate the operations of the Fund and report them as a single operating segment.

Cash and Cash Equivalents

        For purposes of the statement of cash flows, cash and cash equivalents consist of cash on hand and on deposit with financial institutions. The Fund maintains its cash in accounts with financial institutions, which, at times, may exceed federally insured limits. Cash held in banks in excess of FDIC insured limits as of December 31, 2006 was $4,038,948 and as of December 31, 2005 was $4,456,991.

Loans Secured by Deeds of Trust

        Loans originated by the Fund are stated at the principal balances outstanding. The initial investment in a loan purchased by the Fund is recorded at the net amount paid. Any discount or premium related to a purchased loan is recognized as an adjustment of interest income using the effective interest method. The unamortized balance of discounts or premiums is reported as a component of net loans. Interest is accrued daily based upon outstanding loan balances. Impaired and past-due loans accrue interest as long as the loans are in the process of collection and considered to be well-secured. Loans are placed on nonaccrual status at the earlier of the loan being twelve months past due, the Manager's determination that the primary source of repayment will come from the foreclosure and subsequent sale of the property securing the loan or when the loan is no longer considered well-secured. When a loan is placed on non-accrual, the accrual of interest for financial reporting is discontinued, however previously recorded accrued interest is not reversed. A loan may return to accrual status when all delinquent interest and principal become current in accordance with the original terms of the loan agreement.

        A loan is considered impaired when, based on current information and events, it is probable that the Fund will be unable to collect all amounts due, including both principal and interest, in accordance with the contractual terms of the loan agreement. Loan impairment is measured based on the lesser of the carrying value of the loan, including principal balance, accrued interest, advances and other capitalized fees and costs, the present value of expected net future cash flows discounted at the loan's effective interest rate or the fair value of collateral if the loan is collateral-dependent. Payments received on impaired loans are applied to reduce principal to the extent necessary to ensure collection of principal. Subsequent payments on these loans, and payments received on nonaccrual loans for which the ultimate collectability of principal is not in doubt, are applied first to earned but unpaid interest and then to principal.

        The Fund may retain part of the proceeds from a specific loan origination as an interest reserve to insure timely interest payments for up to the first year of the loan. The interest reserve funds are retained for the benefit of the borrower in a trust account maintained by Manager. As monthly interest payments become due, the Manager transfers funds from the trust account to the Fund. In the event of an early loan payoff, any unapplied interest reserves would be first applied to any accrued but unpaid interest and then as a reduction to the outstanding principal balance.

        No significant premiums, discounts, loan origination fees, commitment fees or direct loan origination costs have been incurred or received by the Fund.

        The Fund may acquire loans through a purchase for which differences may exist between the contractual cash flows and the cash flows expected to be collected due, at least in part, to credit quality. When the Fund acquires such loans, the yield that may be accreted (accretable yield) is limited to the excess of the Fund's estimate of undiscounted cash flows expected to be collected over the Fund's initial investment in the loan. The excess of contractual cash flows over cash flows expected to be collected may not be recognized as an adjustment to yield, loss, or a valuation allowance. Subsequent increases in cash flows expected to be collected generally are recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected are recognized as an impairment. The Fund may not "carry over" or create a valuation allowance in the initial accounting for loans acquired under these circumstances. At December 31, 2005, there was one loan being accounted for under this policy; there were no such loans at December 31, 2006.

        In 2006, the Fund sold a loan with a principal balance of $19,500,000 and a stated interest rate of 13% with a scheduled maturity of September 2009. The Fund received proceeds of $19,500,000 less a fee of $390,000 and retained the right to receive 3% of future interest payments. The Manager of the Fund continues to service the loan and receives 2% of future interest payments. The Fund recorded an interest-only strip receivable, which is included in accrued interest receivable and other assets in the Balance Sheet, at its fair value of approximately $556,000 and a gain on sale of the loan of approximately $166,000. The unrealized holding gains and losses on the interest only strip were not significant at December 31, 2006. Unrealized gains and losses would be reported as a separate component of members' capital and as comprehensive income.

Advances

        Advances are stated at principal balances outstanding to the Fund. The Manager has discretion to pay amounts to third parties on behalf of borrowers to protect the Fund's interest in the loan. Advances include, but are not limited to, the payment of interest and principal payments on a senior lien to prevent foreclosure by the senior lien holder, property taxes, property insurance premiums, and attorney fees. Advances accrue interest until repaid by the borrower.

Allowance for Loan Losses

        The allowance for loan losses is an estimated amount that the Manager believes will be adequate to absorb losses inherent in the portfolio based on evaluations of collateral values, collectability, prior loss experience, including accrued interest, fees and other advances, and other factors. The allowance is established through a provision charged to expense. Loans are charged against the allowance when the Manager believes that the collectability of the principal is unlikely.

        The Manager reviews the adequacy of the allowance for loan losses at least quarterly, including consideration of the relative risks in the portfolio and current economic conditions that may affect the borrowers' ability to pay. Classified loans and loans determined to be impaired are evaluated by the Manager for specific risk of loss. The allowance is adjusted based on that review if, in the Manager's judgment, changes are warranted. The allowance for loan losses at December 31, 2006 and 2005 reflects the Manager's estimate of probable losses in the loan portfolio.

Income Taxes

        The Fund, as a limited liability company, is classified and treated as a partnership solely for federal and state income taxation purposes. Taxes based on the operating results of the Fund are, therefore, determined and payable at the member level, whether or not any actual distribution is made to such member during the year. However, the Fund is subject to an annual minimum franchise tax and gross receipts fee by the State of California.

Real Estate Owned

        Real estate owned includes real estate acquired in full or partial settlement of loan obligations plus capitalized construction and other development costs incurred while preparing the real estate for sale. When property is acquired, any excess of the Fund's carrying value of the loan over the fair market value of the property, less estimated costs to sell it, is charged against the allowance for loan losses. Following foreclosure, valuations are periodically performed, with any subsequent write-downs recorded as a separate valuation allowance and charged to other operating expenses. The maintenance of the real estate owned, including expenses associated with the property's disposition, is expensed as incurred. Gains or losses on dispositions are recorded in other operating income or expense. Recognition of gains on the sale of real estate is dependent upon the transaction meeting certain criteria related to the nature of the property and the terms of the sale and potential financing. The Fund did not have any other real estate holdings at December 31, 2006 or 2005.

Impact of New Financial Accounting Standards

  Fair Value Measurements

        In September 2006, the FASB issued Statement No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions should be applied prospectively, except for certain specifically identified financial instruments. The Manager does not expect the adoption of SFAS 157 to have a material impact to the Fund's financial position or result of operations.

  Fair Value Accounting

        In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement 115" (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and amends SFAS 115 to, and among other things, require certain disclosures for amounts for which the fair value option is applied. This statement is effective as of the beginning of an entity's first fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. The Manager does not expect the adoption of SFAS 159 to have a material impact to the Fund's financial position or result of operations.

3. RELATED PARTY TRANSACTIONS

        California Mortgage and Realty, Inc, as the sole Manager of the Fund, is responsible for all management decisions related to the operations and investments of the Fund. In accordance with the Operating Agreement and other loan-servicing agreements with the Fund, the Manager is entitled to receive fees for the various services it provides and to be reimbursed for certain costs incurred on behalf of the Fund.

Loan Origination Fees

        In consideration for the review, selection, evaluation, negotiation and extension of Fund investments, the Manager receives loan brokerage, origination, renewal or forbearance fees (Loan Origination Fees). These Loan Origination Fees are paid directly by the borrowers to the Manager and, therefore, are not included in the operations of the Fund. During 2006, 2005, these fees were $5,173,356 and $4,327,753, respectively. There were no fees for 2004.

Loan Servicing Fees

        The Manager is entitled to receive a monthly fee for loan servicing of up to 2% per annum (1/6th of 1% per month) of the outstanding principal balance of each loan. The fee is payable monthly as the Fund receives interest payments from borrowers. Loan servicing fees during 2006, 2005 and 2004 were $2,361,457, $675,792 and $164,617, respectively.

Asset Management Fees

        The Manager is entitled to receive a monthly fee for management services provided to the Fund equal to 1% per annum (1/12th of 1% per month) of net assets under management. Net assets as defined by the Operating Agreement, is equal to total members' capital as of the first day of the month, which is payable on the last day of the month. Asset management fees during 2006, 2005 and 2004 were $1,027,163, $503,293 and $104,865, respectively.

Operating Expenses

        The Manager may also be reimbursed by the Fund for any operating expenses and other costs it incurs on behalf of the Fund. During 2006, 2005 and 2004, the Fund paid all its operating expenses and other costs directly; there were no operating expenses or other costs incurred by the Manager for which reimbursement was sought.

Other Fees

        The Operating Agreement between the Fund and the Manager provides for other fees such as loan processing and documentation fees. Such fees are incurred by the borrowers and are paid directly to the Manager; therefore are not included in the operations of the fund.

Lending Arrangements

        At December 31, 2006, the Fund had a $5,400,000 loan to the Manager used to purchase real estate held for sale from the Fund (see Note 9).

        In 2006, the Fund originated a $48,000,000 loan by deeds of trust (Loan) (see Note 5 and 9). As part of this transaction, the Fund invested $23,000,000 of its own capital in the Loan, and also entered into an agreement with CMR Income Fund, LLC, a related party, to borrow $25,000,000 under a note payable secured by the Fund's interest in the Loan including all liens on properties securing the Loan. At December 31, 2006, the related party loan payable balance was $23,508,511. In conjunction with the loan, costs of $419,570 were deferred and are being amortized over the term of the loan. Amortization of $244,750 was recognized in 2006. The remaining unamortized amount of $174,820, which will be recognized in 2007, was included in accrued interest receivable and other assets in the Balance Sheet.

4. ALLOWANCE FOR LOAN LOSSES

        Changes in the allowance for loan losses were as follows:

	Year Ended December 31,
	2006	2005	2004
Balance, beginning of year	$360,085	$107,875	$—
Provision charged to operations	1,675,777	252,210	107,875
Losses charged to allowance	(1,351,017)	—	—

Balance, end of year	$684,845	$360,085	$107,875

Loans ninety days or more past due:

	As of December 31,
	2006	2005
Number of loans	4	—
Total principal balance	$13,397,985	—

        These loans are considered well-secured and in the process of collection and therefore, are still accruing interest.

Impaired and nonaccrual loans:

	As of December 31,
	2006	2005
Number of loans	4	3
Total principal balance plus advances and accrued interest	$4,437,234	$4,900,000
Interest income recognized during the year	$179,055	$287,938
Foregone interest income	$71,541	$482,805
Specific loan loss reserve	$95,000	—

        All of the impaired and nonaccrual loans are currently in the process of foreclosure. When a loan is placed on nonaccrual, the accrual of interest is discontinued, however previously recorded accrued interest is not reversed. Depending on the borrowers' ability to bring a loan current through payment, refinancing by a third party or the Fund, and other legal courses of action available to the borrower and the Fund, the foreclosure of properties may be postponed or not completed. At December 31, 2006 and 2005 there were no outstanding commitments to lend additional funds to borrowers whose loans were identified as impaired.

        The average balance of principal plus advances and accrued interest of impaired and nonaccrual loans during the years ended December 31, 2006, and 2005 was $3,683,822, $5,139,534, respectively.

        There were no impaired and nonaccrual loans at December 31, 2004.

5. LOANS SECURED BY DEEDS OF TRUST, CONCENTRATIONS AND CHARACTERISTICS

        All of the Fund's loans are fixed rate loans with interest rates that range from 12.50% to 13.00% at December 31, 2006 and 10.00% to 13.00% at December 31, 2005.

Concentrations of Credit Risk

        While the Manager may consider the income level and general credit worthiness of a borrower to determine a borrower's ability to repay the loan according to its terms, such considerations are typically subordinate to a determination that the value of secured collateral will provide a sufficient source of funds for loan repayment. A significant portion of our loans are secured by two or more real estate parcels, which may be secured by differing positions for the deeds of trust. When the collateral deed trust types are different for a loan (e.g. secured by a combination of first, second and/or third trust deeds), the loan is categorized as "mixed". The Fund's loan portfolio as of December 31, 2006 and 2005 had the following characteristics:

Loan Portfolio in Dollars as of December 31, 2006:

	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals
Commercial real estate	$5,430,000	$830,000	$—	$103,271	$6,363,271
Residential real estate	—	1,090,000	—	—	1,090,000
Improved and unimproved land	6,395,555	16,214,227	12,891,744	61,299,794	96,801,320
Mixed use Properties	—	100,000	—	11,592,932	11,692,932

Total	$11,825,555	$18,234,227	$12,891,744	$72,995,997	$115,947,523

Loan Portfolio in Dollars as of December 31, 2005:

	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals
Commercial real estate	$7,770,621	$9,172,000	$550,000	$1,842,604	$19,335,225
Residential real estate	—	200,000	—	—	200,000
Improved and unimproved land	12,143,333	15,308,333	—	—	27,451,666
Mixed use Properties	10,400,000	—	—	12,264,167	22,664,167

Total	$30,313,954	$24,680,333	$550,000	$14,106,771	$69,651,058

Number of Loans in the Portfolio as of December 31:

	2006					2005
	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals
Commercial real estate	3	4	—	2	9	3	7	1	1	12
Residential real estate	—	1	—	—	1	—	1	—	—	1
Improved and unimproved land	6	5	2	5	18	5	2	—	—	7
Mixed use Properties	—	1	—	7	8	2	—	—	7	9

Total	9	11	2	14	36	10	10	1	8	29

Schedule of Maturities as of December 31, 2006:

	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals
December 31,
2007	$55,000	$820,000	$—	$300,000	$1,175,000
2008	30,000	4,045,000	10,000,000	11,089,932	25,164,932
2009	3,218,588	7,948,790	2,891,744	61,399,794	75,458,916
2010	8,143,052	1,090,000	—	156,271	9,389,323
2011	378,915	4,330,437	—	50,000	4,759,352

Total	$11,825,555	$18,234,227	$12,891,744	$72,995,997	$115,947,523

Schedule of Maturities as of December 31, 2005:

	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals
December 31,
2006	$7,593,121	$2,137,000	$550,000	$2,250,000	$12,530,121
2007	75,000	620,000	—	—	695,000
2008	21,185,833	9,058,333	—	2,714,167	32,958,333
2009	50,000	9,900,000	—	2,000,000	11,950,000
2010	1,410,000	2,965,000	—	7,142,604	11,517,604

Total	$30,313,954	$24,680,333	$550,000	$14,106,771	$69,651,058

Number of Loans in the Portfolio by Maturity Date as of December 31:

	2006					2005
	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals
2006						2	1	1	1	5
2007	1	3	—	1	5	1	2	—	—	3
2008	2	1	1	3	7	5	2	—	3	10
2009	2	5	1	6	14	1	4	—	1	6
2010	2	1	—	3	6	1	1	—	3	5
2011	2	1	—	1	4

Total	9	11	2	14	36	10	10	1	8	29

        The scheduled maturities for 2007 include $810,000 in loans that are past maturity at December 31, 2006.

        It is the Fund's experience that loans may be refinanced or repaid before the maturity date therefore; the above tabulation for scheduled maturities is not a forecast of future cash receipts.

        Loans vary by size and over time the mix in the portfolio changes. The portfolio size has grown each year since inception of the fund. During 2006 the portfolio concentrated to fewer borrowers. The largest quartile of loans increased by 15.9% of the total portfolio from 68.7% as of December 31, 2005 to 84.6% at December 31, 2006. Expressed as average dollar size of loans, the largest quartile increased by more than four million dollars from $6,839,255 as of December 31, 2005 to $10,902,513 as of December 31, 2006.

Loan Portfolio Summarized by Quartile as of December 31:

	2006				2005
Quartile	Count	Total	Average	Percent of Total	Count	Total	Average	Percent of Total
1	9	$185,186	20,576	0.16%	8	$1,795,000	224,375	2.58%
2	9	2,100,000	233,333	1.81%	7	6,177,500	882,500	8.87%
3	9	15,539,716	1,726,635	13.40%	7	13,803,771	1,971,967	19.82%
4	9	98,122,621	10,902,513	84.63%	7	47,874,787	6,839,255	68.73%

Total	36	$115,947,523	$3,220,765	100.00%	29	69,651,058	2,401,761	100.00%

        Loans are primarily secured by property in California. As of December 31, 2006, 89.7% of the collateral was spread across 15 counties in California and five other states. The largest concentration of loans was two loans to one borrower totaling $50,150,000 which was 43.3% of the portfolio. The collateral was in two counties in California. No other loans were secured by property in these two counties.

        As of December 31, 2005, 81.4% of the collateral was spread across 14 counties in California and three other states. The largest concentration of loans was two loans to one borrower totaling $17,616,666 which was 25.3% of the portfolio. The collateral was in two counties in California. No other loans were secured by property in these two counties.

        The Operating Agreement specifies that no more than 25% of total Fund capital (members' equity) will be invested in any one loan, which is calculated at the time the investment is made. In 2006, we funded a $48,000,000 loan and the Fund subsequently indirectly borrowed $25,000,000 from Wells Fargo Foothill, Inc. (Wells Fargo) through CMR Income Fund LLC, an affiliate of the Manager (see Note 9). Although the $48,000,000 loan to the borrower was 47.5% of the total Fund capital at the time the loan was made, the amount of Fund capital that was invested in the loan was $23,000,000, which was 22.7% of the total Fund capital when the investment was made. The percentage of total Fund capital invested in this loan may grow if Fund capital is reduced as a result of redemptions by members from their capital accounts. We have also subsequently made two additional loans for 2.1% of Fund capital to the borrower, which are secured by the same property. The Manager believes this transaction is in compliance with the provisions of the Operating Agreement.

6. REAL ESTATE OWNED

        During 2006, the Fund foreclosed on one commercial property held as loan collateral and sold the acquired property to the Manager. The net realizable value of the property at the time of foreclosure required that the Fund record a loan loss of $1,351,017. The Manager bought the property from the Fund at the net realizable value plus the recognized loss which made the fund financially whole as compared to the net book value of the loan including principal, advances and accrued but unpaid interest just prior to foreclosure. The terms of the sale to the Manager, included a 10% down payment and a secured note for $5,400,000. The resultant gain on the sale of the property to the Manager is being recognized on an installment sale basis. As of December 31, 2006 the gain recognized was $141,447 and the deferred gain on the sale was $1,263,195. The loan matures on January 1, 2010 and the loan terms call for interest-only payments at 12.5% per annum. Additionally, the sole stockholder of the Manager has personally guaranteed to indemnify the Fund against any losses sustained by the Fund related to the loan up to a maximum amount of $2,000,000.

        The Manager may, at his discretion, but is not obligated to purchase foreclosed real estate owned from the Fund.

7. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance-Sheet Risk

        The Fund is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its borrowers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

        Commitments to extend credit are arrangements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee payable to the Manager. Since some of the commitments are expected to expire without being drawn upon and certain commitments may be funded through other resources provided by the Manager, the total commitment amount does not necessarily represent future cash requirements to the Fund. There were no outstanding credit commitments as of December 31, 2006 or 2005.

Contingencies

        The Fund is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of Manager, the amount of ultimate liability with respect to such actions will not materially affect the financial position or results of operations of the Fund.

        On December 1, 2006 the Fund received a notice from the SEC indicating that they were conducting an inquiry into certain matters of the Fund. In conjunction with this inquiry certain information has been requested from the Fund. The Manager of the Fund is currently in the process of responding to the inquiry and has and will continue to cooperate with the SEC in response to their requests. The Manager believes that there will not be a material impact to the financial position or operations of the Fund.

        The Fund is in the process of preparing a registration statement on Form 10 pursuant to Section 12 of the Securities and Exchange Act of 1934, which was due April 30, 2006 because the number of investors in the Fund exceeded 500 as of December 31, 2005. Upon completion of the SEC registration, the Fund will have ongoing reporting and other requirements, including complying with the provisions of the Sarbanes-Oxley Act of 2002, including reporting on internal control over financial reporting, and will result in higher professional fees.

8. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made as of a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Fund's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments.

        Because no market exists for a significant portion of the Fund's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair value presented.

        The following methods and assumptions were used by the Fund to estimate the fair value of its financial instruments at December 31, 2006 and 2005:

        Cash and cash equivalents:    For cash and cash equivalents, the carrying amount is estimated to be fair value.

        Loans and Advances:    The fair values for fixed rate loans or advances are estimated using discounted cash flow analyses, using interest rates offered at each reporting date for loans with similar terms to borrowers of comparable creditworthiness adjusted for the allowance for credit losses. The carrying amount of the loans and accrued interest receivable approximates its fair value.

        Note payable:    The fair value of the note payable is estimated by discounting its future cash flows using rates at each reporting date for similar instruments. The carrying amount of accrued interest payable approximates its fair value.

        The following table summarized these items at December 31:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$4,138,948	$4,138,948	$4,556,991	$4,556,991
Loans	$115,262,678	$115,262,678	$69,290,973	$69,290,973
Accrued interest receivable	$2,240,024	$2,240,024	$926,398	$926,398
Financial liabilities:
Note payable	$23,508,511	$23,627,773	$—	$—
Accrued interest payable	$232,500	$232,500	$—	$—

9. DUE FROM/TO RELATED PARTIES

Due from related parties consisted of the following as of December 31:

	2006	2005
Due from Manager	$4,447	$—
Due from escrowed interest reserve trust account	2,360,928	205,210

	$2,365,375	$205,210

        In addition, the Fund had a $5,400,000 loan due from the Manager which is included in loans secured by deeds of trust in the Balance Sheet as of December 31, 2006 (see Note 6).

Due to related party consisted of the following as of December 31:

	2006	2005
Due to Manager:
Mortgage servicing fees payable	$341,412	$100,770
Asset management fees payable	—	554,190

Total due to Manager	$341,412	$654,960

Due to Related Parties:
Due to CMR Income Fund, LLC	$23,508,511	$—

        During 2006, the Fund originated a $48,000,000 loan secured by deeds of trust (Loan) (see Note 5). As part of this transaction, the Fund invested $23,000,000 of its own capital in the Loan, and also entered into an agreement with CMR Income Fund, LLC, a related party, to borrow $25,000,000 under a note payable from Wells Fargo Foothill, Inc. The loan is secured by the Fund's interest in the Loan including all liens on properties securing the Loan. The loan terms require interest only payments at Libor plus 6.5% (11.8494% at December 31, 2006). The loan matured on May 31, 2007 and was extended to August 31, 2007. As of report date, the loan is in forbearance. At December 31, 2006, the related party loan payable balance was $23,508,511.

        During 2006, the fund foreclosed on one loan and sold the acquired property to the Manager. The Manager bought the property from the Fund at the net realizable value plus the recognized loss which made the fund financially whole as compared to the net book value of the loan including principal, advances and accrued but unpaid interest just prior to foreclosure. The loan matures on January 1, 2010 and the loan terms call for interest-only monthly payments at 12.5% per annum. Additionally, the sole stockholder of the Manager has personally guaranteed to indemnify the Fund against any losses sustained by the Fund related to the loan up to a maximum amount of $2,000,000 (see Note 6).

10. SUBSEQUENT EVENT—REAL ESTATE FORECLOSURE

        On June 7, 2007, the Fund completed the foreclosure on one of the four properties considered impaired as of December 31, 2006 (see Note 4). The foreclosure resulted in a loss of approximately $1,400,000 and through the foreclosure, the Fund assumed a $6,000,000 senior loan obligation secured by a first deed of trust on the property. The loan matures on January 1, 2009 and the loan terms call for interest-only monthly payments at 12.5% per annum. The Manager is currently evaluating the best course of action to dispose of the property for the benefit of the Fund.

CMR MORTGAGE FUND II, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(UNAUDITED)

                 The accompanying interim condensed financial statements as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 included in this filing are not required to be and have not been reviewed by the Fund's independent registered public accounting firm.

CMR MORTGAGE FUND II, LLC

CONDENSED STATEMENT OF BALANCE SHEET

(UNAUDITED)

	September 30, 2007	December 31, 2006
ASSETS
Cash and cash equivalents	$146,991	$4,138,948
Loans, secured by deeds of trust, net of allowance for loan losses of $1,871,238 in 2007 and $684,845 in 2006	106,316,672	115,262,678
Advances to borrowers	3,810,624	1,156,390
Due from related parties	89,788	2,365,375
Accrued interest receivable and other assets	2,977,065	2,779,409
Real estate owned	8,578,275	—

Total Assets	$121,919,415	$125,702,800

LIABILITIES AND MEMBERS' CAPITAL
Liabilities:
Accounts payable	$71,594	$5,959
Accrued expenses	171,381	55,090
Accrued distributions	—	749,501
Due to related party	1,090,979	341,412
Deferred gain on sale of real estate to related party	1,263,195	1,263,195
Note payable to related party	21,181,767	23,508,511
Accrued interest on note payable to related party	214,730	—
Notes Payable	6,000,000	—

Total Liabilities	29,993,646	25,923,668
Commitments and contingencies
Members' capital	91,925,769	99,779,132

Total Liabilities and Members' Capital	$121,919,415	$125,702,800

The accompanying notes are an integral part of these unaudited condensed financial statements.

CMR MORTGAGE FUND II, LLC

CONDENSED STATEMENT OF INCOME

(UNAUDITED)

	For the Nine Months Ended September 30,
	2007	2006
Revenues:
Interest income:
Interest on loans	$10,217,594	$10,705,275
Interest on advances to borrowers	254,975	141,153
Other interest income	417,201	110,687

Total interest income	10,889,770	10,957,115
Less: Loan servicing fees	1,966,231	1,711,869

Total interest income, net of servicing fees	8,923,539	9,245,246
Interest expense	2,334,351	1,115,794
Provision for loan losses	1,186,393	1,629,907

Net revenues	5,402,795	6,459,545

Operating expenses:
Asset management fees	731,719	754,769
Professional services	670,134	52,855
Other operating expenses	19,551	21,091

Total operating expenses	1,421,404	828,715

Net income	$3,981,391	$5,630,830

The accompanying notes are an integral part of these unaudited condensed financial statements.

CMR MORTGAGE FUND II, LLC

CONDENSED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended September 30,
	2007	2006
Cash flows from operating activities:
Net income	$3,981,391	$5,630,829
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,186,393	1,629,907
Net changes in operating assets and liabilities:
Accrued interest receivable and other assets	(364,145)	(1,713,637)
Accounts payable and accrued expenses	101,656	102,818
Due from related parties	2,275,587	(898,790)
Due to related parties	749,567	141,937

Net cash provided by (used in) operating activities	7,930,449	4,893,064
Cash flows from investing activities:
Net decrease (increase) advances to borrowers	(3,479,180)	74,522
Net decrease (increase) in loans	235,273	(61,694,259)

Net cash provided by (used in) investing activities	(3,243,907)	(61,619,737)
Cash flows from financing activities:
Contributions from members	4,738,815	46,759,632
Distributions/redemptions to members	(17,323,070)	(17,008,503)
(Decrease) increase in investors in applicant status		(2,144,045)
Proceeds from note payable to related party	6,000,000	28,945,984
Repayment of note payable to related party	(2,094,244)	(1,795,243)

Net cash provided by (used in) financing activities	(8,678,499)	54,757,825
Net (decrease) increase in cash and cash equivalents	(3,991,957)	(1,968,848)
Cash and cash equivalents at beginning of period	4,138,948	4,556,991

Cash and cash equivalents at end of period	$146,991	$2,588,143

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest expense	$2,119,621	$1,115,794
Franchise taxes	11,790	6,800
Non-cash investing activities:
Real estate acquired through foreclosure	$(8,578,275)	$(4,600,000)
Note receivable from Manager for sale of real estate owned	—	5,400,000

The accompanying notes are an integral part of these unaudited condensed financial statements.

CMR MORTGAGE FUND II, LLC

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

1. ORGANIZATION AND GENERAL FUND PROVISIONS

  Condensed Interim Financial Statements

        The accompanying are unaudited condensed interim financial statements as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 have been prepared pursuant to generally accepted accounting principles for interim reporting. Accordingly, certain disclosures normally presented in the notes to the annual financial statements have been omitted. However, these condensed interim financial statements reflect all adjustments (consisting solely of normal recurring adjustments and accruals) which, in our opinion, are necessary for a fair presentation of the results for the interim periods presented and therefore, we believe that the disclosures are adequate to make the information not misleading.

        These unaudited condensed interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and with the prevailing practices in the industry on a basis consistent with, and should be read in conjunction with, the audited financial statements as of and for the year ended December 31, 2006, and the notes thereto included elsewhere in the accompanying Form 10 and filed with the Securities and Exchange Commission.

        The results of operations for the nine months ended September 30, 2007, may not be indicative of the results of operations that may be expected for any other interim period or for the year ending December 31, 2007.

  Use of Estimates

        We are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used by us in preparation of the financial statements include the allowance for loan losses and contingencies. Actual results could differ significantly from those estimates.

2. RELATED PARTY TRANSACTIONS

        California Mortgage and Realty, Inc, as the sole Manager of the Fund, is responsible for all management decisions related to the operations and investments of the Fund. In accordance with the Operating Agreement and other loan-servicing agreements with the Fund, the Manager is entitled to receive fees for the various services it provides and to be reimbursed for certain costs incurred on behalf of the Fund.

  Loan Origination Fees

        In consideration for the review, selection, evaluation, negotiation and extension of Fund investments, the Manager receives loan brokerage, origination, renewal or forbearance fees (Loan Origination Fees). These Loan Origination Fees are paid directly by the borrowers to the Manager and, therefore, are not included in the operations of the Fund.

  Loan Servicing Fees

        The Manager is entitled to receive a monthly fee for loan servicing of up to 2% per annum (1/6th of 1% per month) of the outstanding principal balance of each loan. The fee is payable monthly as the Fund receives interest payments from borrowers. Loan servicing fees for the nine months ended September 30, 2007 and 2006 were $1,966,231 and $1,711,869, respectively.

  Asset Management Fees

        The Manager is entitled to receive a monthly fee for management services provided to the Fund equal to 1% per annum (1/12th of 1% per month) of net assets under management. Net assets as defined by the Operating Agreement, is equal to total members' capital as of the first day of the month, which is payable on the last day of the month. Asset management fees for the nine months ended September 30, 2007 and 2006 were $731,719 and $754,769, respectively.

  Lending Arrangements

        At September 30, 2007, the Fund had a $2,852,033 loan to the Manager used to purchase real estate held for sale from the Fund.

        In 2006, the Fund originated a $48,000,000 loan by deeds of trust. As part of this transaction, the Fund invested $23,000,000 of its own capital in the Loan, and also entered into an agreement with CMR Income Fund, LLC, a related party, to borrow $25,000,000 under a note payable secured by the Fund's interest in the Loan including all liens on properties securing the loan. At September 30, 2007, the related party loan payable and accrued interest balance was $21,396,497. In conjunction with the loan, costs of $419,570 were deferred and are being amortized over the term of the loan. Amortization of $244,750 was recognized in 2006. The remaining unamortized amount of $174,820 was recognized during the first six months of 2007.

3. ALLOWANCE FOR LOAN LOSSES

        Changes in the allowance for loan losses were as follows:

	For the Nine Month Period Ended:
	September 30, 2007	September 30, 2006
Balance, beginning of period	$684,845	$360,085
Provision charged to operations	1,186,393	1,629,907
Losses charged to allowance	—	(1,351,017)

Balance, end of period	$1,871,238	$638,975

  Loans ninety days or more past due:

	As of September 30,
	2007	2006
Number of loans	2	6
Total principal balance	$10,920,000	$7,205,425

    These loans are considered well-secured and in the process of collection and therefore, are still accruing interest.

  Impaired and nonaccrual loans:

	As of September 30,
	2007	2006
Number of loans	7	1
Total principal balance	$17,154,425	$750,000
Interest income recognized during the year	$754,110	$—
Foregone interest income	$805,377	$11,285
Specific loan loss reserve	$1,357,000	$—

        All of the impaired and nonaccrual loans are currently in the process of foreclosure. When a loan is placed on nonaccrual, the accrual of interest is discontinued, however previously recorded accrued interest is not reversed. Depending on the borrower's ability to bring a loan current through payment, refinancing by a third party or the Fund, and other legal courses of action available to the borrower and the Fund, the foreclosure of properties may be postponed or not completed. At September 30, 2007 and 2006 there were no outstanding commitments to lend additional funds to borrowers whose loans were identified as impaired.

4. LOANS SECURED BY DEEDS OF TRUST, CONCENTRATIONS AND CHARACTERISTICS

        All of the Fund's loans are fixed rate loans with interest rates that range from 12.50% to 13.95% at September 30, 2007 and 10.00% to 13.50% at September 30, 2006.

  Concentrations of Credit Risk

        While the Manager may consider the income level and general creditworthiness of a borrower to determine a borrower's ability to repay the loan according to its terms, such considerations are typically subordinate to a determination that the value of secured collateral will provide a sufficient source of funds for loan repayment. A significant portion of our loans are secured by two or more real estate parcels, which may be secured by differing positions for the deeds of trust. When the collateral deed trust types are different for a loan (e.g., secured by a combination of first, second and/or third trust deeds), the loan is categorized as "mixed." The Fund's loan portfolio as of September 30, 2007 and 2006 had the following characteristics:

  Loan Portfolio in Dollars as of September 30, 2007:

	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals
Commercial real estate	$2,852,033	$10,000	$—	$2,088,296	$4,950,329
Residential real estate	—	3,100,000	—	—	3,100,000
Improved and unimproved land	10,384,875	4,065,962	13,791,744	60,937,000	89,179,581
Mixed use Properties	—	—	—	10,958,000	10,958,000

Total	$13,236,908	$7,175,962	$13,791,744	$73,983,296	$108,187,910

  Loan Portfolio in Dollars as of September 30, 2006:

	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals
Commercial real estate	$703,271	$1,096,917	$—	$—	$1,800,188
Residential real estate	—	1,390,000	—	—	1,390,000
Improved and unimproved land	84,862,334	12,280,005	12,246,773	1,500,000	110,889,112
Mixed use Properties	615,000	100,000	600,000	10,000,000	11,315,000

Total	$86,180,605	$14,866,922	$12,846,773	$11,500,000	$125,394,300

  Number of Loans in the Portfolio as of September 30:

	2007					2006
	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals
Commercial real estate	1	1	—	2	4	4	7	—	—	11
Residential real estate	—	2	—	—	2	—	2	—	—	2
Improved and unimproved land	7	2	2	5	16	11	4	3	1	19
Mixed use Properties	—	—	—	4	4	2	1	1	1	5

Total	8	5	2	11	26	17	14	4	2	37

  Schedule of Maturities as of September 30, 2007:

During the calendar	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals
2007	$55,000	$—	$—	$1,188,296	$1,243,296
2008	—	957,000	8,000,000	10,918,000	19,875,000
2009	4,324,450	10,000	5,791,744	60,937,000	71,063,194
2010	8,853,458	3,100,000	—	900,000	12,853,458
2011	4,000	3,108,962	—	40,000	3,152,962

Total	$13,236,908	$7,175,962	$13,791,744	$73,983,296	$108,187,910

  Schedule of Maturities as of September 30, 2006:

During the calendar	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals
2006	$—	$810,000	$—	$—	$810,000
2007	335,000	10,000	—	—	365,000
2008	345,000	6,710,000	10,275,000	11,500,000	28,830,000
2009	78,618,169	5,795,005	2,571,773	—	86,984,947
2010	2,898,696	1,393,000	—	—	4,291,696
2011	3,963,740	148,917	—	—	4,112,257

Total	$86,180,605	$14,866,922	$12,846,773	$11,500,000	$125,394,300

  Number of Loans in the Portfolio by Maturity Date as of September 30:

	2007					2006
	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals	First Trust Deeds	Second Trust Deeds	Third Trust Deeds	Mixed Trust Deeds	Totals
2006						—	2	—	—	2
2007	1	—	—	1	2	2	1	—	—	3
2008	—	1	1	3	5	3	1	2	2	8
2009	3	1	1	5	10	8	6	2	—	16
2010	3	2	—	1	6	2	3	—	—	5
2011	1	1	—	1	3	2	1	—	—	3

Total	8	5	2	11	26	17	14	4	2	37

        The scheduled maturities for the portfolio as of September 30, 2007 includes two loans for $810,000 that are past maturity.

        It is the Fund's experience that loans may be refinanced or repaid before the maturity date therefore; the above tabulation for scheduled maturities is not a forecast of future cash receipts.

        Loans vary by size and over time the mix in the portfolio changes.

  Loan Portfolio Summarized by Quartile as of September 30:

	2007				2006
Quartile	Count	Total	Average	Percent of Total	Count	Total	Average	Percent of Total
1	7	1,227,000	175,286	1.13%	10	341,745	341,174	0.27%
2	7	7,925,296	1,132,185	7.33%	9	2,482,187	275,799	1.98%
3	6	17,151,908	2,858,651	15.85%	9	14,176,095	1,575,122	11.31%
4	6	81,883,706	13,647,284	75.69%	9	108,394,273	12,043,808	86.44%

Total	26	108,187,910	4,161,073	100.00%	37	125,394,300	3,389,035	100.00%

5. REAL ESTATE OWNED

        During the nine months ended September 30, 2007, the Fund foreclosed one of the four properties considered impaired as of December 31, 2006. The Fund assumed a $6,000,000 senior loan obligation secured by a first deed of trust on the property. The loan matures on January 1, 2009 and the loan terms call for interest-only monthly payments of 12.5% per annum. Additionally the Manager foreclosed on a $400,000 loan of which the Fund held a $20,000 interest after the loan became impaired in 2007. The Manager is currently evaluating the best course of action to dispose of the properties for the benefit of the Fund.

        The Manager may, at his discretion, but is not obligated to purchase foreclosed real estate owned from the Fund.

6. COMMITMENTS AND CONTINGENCIES

  Financial Instruments with Off-Balance-Sheet Risk

        The Fund is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its borrowers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

        Commitments to extend credit are arrangements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee payable to the Manager. Since some of the commitments are expected to expire without being drawn upon and certain commitments may be funded through other resources provided by the Manager, the total commitment amount does not necessarily represent future cash requirements to the Fund. There were no outstanding credit commitments as of September 30, 2007 or 2006.

  Contingencies

        The Fund is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of Manager, the amount of ultimate liability with respect to such actions will not materially affect the financial position or results of operations of the Fund.

        On December 1, 2006 the Fund received a notice from the SEC indicating that they were conducting an inquiry into certain matters of the Fund. In conjunction with this inquiry certain information has been requested from the Fund. The Manager of the Fund is currently in the process of responding to the inquiry and has and will continue to cooperate with the SEC in response to their requests. The Manager believes that there will not be a material impact to the financial position or operations of the Fund.

        The Fund filed with the SEC, a Registration Statement on Form 10, on November 9, 2007, pursuant to Section 12 of the Securities and Exchange Act of 1934, which was due April 30, 2006 because the number of investors in the Fund exceeded 500 as of December 31, 2005. Upon completion of the SEC registration process and the Form 10 becoming effective, the Fund will have ongoing reporting and other requirements, including complying with the provisions of the Sarbanes-Oxley Act of 2002, including reporting on internal control over financial reporting, and will result in higher professional fees.

7. DUE FROM/TO RELATED PARTIES

  Due from related parties consisted of the following as of September 30:

	2007	2006
Due from escrowed interest reserve trust account	$89,788	$545,449

    In addition, the Fund had a $2,852,033 loan due from the Manager used to purchase real estate held for sale from the Fund as of September 30, 2007.

  Due to related party consisted of the following as of September 30:

	2007	2006
Due to Manager:
Mortgage servicing fees payable	$467,145	$597,386
Asset management fees payable	480,719	758,062
Operating expenses paid by the manager	142,927	—

Total due to Manager	$1,090,791	$1,355,448

Due to Related Parties:
Due to Affiliated Funds	$188	$—
Accumulated interest on note payable to related party	214,730	—
Due to CMR Income Fund, LLC	21,181,767	27,150,741

Total	$21,396,685	$27,150,741

        During 2006, the Fund originated a $48,000,000 loan secured by deeds of trust. As part of this transaction, the Fund invested $23,000,000 of its own capital in the loan, and also entered into an agreement with CMR Income Fund, LLC, a related party, to borrow $25,000,000 under a note payable from Wells Fargo Foothill, Inc. The loan is secured by the Fund's interest in the Loan including all liens on properties securing the Loan. The loan terms require interest only payments at Libor plus 6.25% (12.165% at September 30, 2007). At September 30, 2007, the related party loan payable balance was $21,181,767. The loan was extended to August 31, 2007. As of January 4, 2008, the loan is in forbearance at Libor plus 6.5% (11.725% at December 31, 2007).

        During 2006, the fund foreclosed on one loan and sold the acquired property to the Manager. The Manager bought the property from the Fund at the net realizable value plus the recognized loss which made the Fund financially whole as compared to the net book value of the loan, including principal, advances and accrued but unpaid interest just prior to foreclosure. The loan matures on January 1, 2010 and the loan terms call for interest-only monthly payments at 12.5% per annum. Additionally, the sole stockholder of the Manager has personally guaranteed to indemnify the Fund against any losses sustained by the Fund related to the loan up to a maximum amount of $2,000,000.

        On December 31, 2007, the Manager paid an additional $600,000 to the Fund and modified the terms of the loan balance to be amortized over 25 years. Accordingly the deferred gain at September 30, 2007 of $1,263,195 will be recognized in the fourth quarter.

        On December 31, 2007, the Manager bought from the Fund three impaired, non-accrual status loan interests totaling $7,525,777 in principal, advanced expenses and accrued interest. The Manager paid $1,279,590 in cash and executed notes with the Fund for the remaining $6,246,187 at substantially the same terms as the underlying loan interests. Accordingly, the Fund will reverse specific loan loss reserves of $1,357,000 previously taken and recognize $807,739 interest that would have been foregone for a total of $2,158,739 which will be recognized in December 2007.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Exchange Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CMR Mortgage Fund II, LLC
By:	California Mortgage and Realty, Inc., its Manager
By:	/s/ DAVID CHOO Name: David Choo Title: President

Dated: January 8, 2008

II-1

EXHIBIT INDEX

Exhibit No.	Description
2.1	Articles of Organization filed with the California Secretary of State on September 5, 2003.(1)
3.1	Operating Agreement, effective as of November 20, 2003.(1)
4.1	Form of Subscription Agreement.(1)
10.1	Promissory Note with Allonge, dated May 26, 2006 from CMR Mortgage Fund II, LLC to CMR Income Fund, LLC.
10.2	Pledge and Security Agreement, dated as of May 26, 2006, among CMR Mortgage Fund II, LLC, CMR Income Fund, LLC and Wells Fargo Foothill, Inc.
10.3	Subservicing Fee Agreement, between CMR Mortgage Fund II, LLC and California Mortgage and Realty, Inc.(1)
10.4	Promissory Note, dated December 29, 2006 from California Mortgage and Realty, Inc. to CMR Mortgage Fund II, LLC.(1)
10.5	General Guaranty and Indemnity Agreement, effective as of December 29, 2006, executed by David Choo.(1)
10.6	First Amendment to Promissory Note and Pledge and Security Agreement, dated as of May 31, 2006, between CMR Mortgage Fund II, LLC and CMR Income Fund, LLC.
10.7	Forbearance Agreement, dated November 6, 2007, between CMR Mortgage Fund II, LLC and CMR Income Fund, LLC.
21.1	Subsidiaries of CMR Mortgage Fund II, LLC.

(1)
Previously filed.

QuickLinks

TABLE OF CONTENTS
  ITEM 1. BUSINESS.
CMR Mortgage Fund II, LLC Loan Portfolio As of September 30, 2007
Mortgage Loans—Delinquencies As of September 30, 2007
  ITEM 1A. RISK FACTORS.
SELECTED FINANCIAL DATA CMR Mortgage Fund II, LLC
Results of Operations Nine months ended September 30, 2007 and 2006
Results of Operations Years Ended December 31, 2006, 2005, and 2004
Mortgage Loans—Delinquencies As of September 30, 2007
Interest Earning Assets and Interest Bearing Liabilities, Aggregated by Maturity Date September 30, 2007
  ITEM 3. PROPERTIES.
  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
  ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.
  ITEM 6. EXECUTIVE COMPENSATION.
  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.
  ITEM 8. LEGAL PROCEEDINGS.
  ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.
  ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.
  ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
  ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
SELECTED QUARTERLY FINANCIAL DATA CMR Mortgage Fund II, LLC
  ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
  ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CMR MORTGAGE FUND II, LLC BALANCE SHEET December 31, 2006 and 2005
CMR MORTGAGE FUND II, LLC STATEMENT OF INCOME For the Years Ended December 31, 2006, 2005 and 2004
CMR MORTGAGE FUND II, LLC STATEMENT OF CHANGES IN MEMBERS' CAPITAL For the Years Ended December 31, 2006, 2005 and 2004
CMR MORTGAGE FUND II, LLC STATEMENT OF CASH FLOWS For the Years Ended December 31, 2006, 2005 and 2004
CMR MORTGAGE FUND II, LLC NOTES TO FINANCIAL STATEMENTS
CMR MORTGAGE FUND II, LLC (A CALIFORNIA LIMITED LIABILITY COMPANY) CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)
CMR MORTGAGE FUND II, LLC CONDENSED STATEMENT OF BALANCE SHEET (UNAUDITED)
CMR MORTGAGE FUND II, LLC CONDENSED STATEMENT OF INCOME (UNAUDITED)
CMR MORTGAGE FUND II, LLC CONDENSED STATEMENT OF CASH FLOWS (UNAUDITED)
CMR MORTGAGE FUND II, LLC NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT INDEX